ASB
BANCORP, INC.

ANNUAL MEETING MATERIALS

- Letter from the Chief Executive Officer
- Directors and Executive Officers
- Notice of 2012 Annual Meeting
- Proxy Statement
- Annual Report on Form 10-K
  For the year ended December 31, 2011
- Stockholder Information

ASB BANCORP, INC.

Dear Fellow Shareholders,

Your new company, ASB Bancorp, Inc. (the "Company"), successfully completed the conversion of Asheville Savings Bank (the "Bank") from a mutual to a stock savings bank during the 75th anniversary of our service to the Asheville and Western North Carolina communities. The Company was incorporated in May, 2011 and the conversion was completed on October 11, 2011, with the commencement of trading the following day on the NASDAQ Global Market[SM] under the symbol "ASBB." Throughout the year we held events to mark the Bank's 75th anniversary and to celebrate our long standing history of sound banking practices and excellence in client service. We appreciate the trust of so many clients throughout our local region who have chosen Asheville Savings Bank to serve their financial needs.

I am pleased to report that 2011 marked our return to a modest level of profitability, with total net income of $1.2 million, or $0.23 per share. While we are pleased to report a profit in 2011 compared to the loss we reported in 2010, there are lingering challenges that must be overcome. One of the more significant challenges is that our local markets continue to lag much of the rest of the nation in our economic recovery. Although we have experienced some improvement in the unemployment rate, it is still higher than pre-recession levels and, additionally, local market real estate valuations remain unstable. Our profitability will continue to be impacted by these factors until we reach some level of stabilization. In the meantime, our employees have a clear understanding that continued improvement in the Bank's asset quality is our primary focus and the most direct path to more normalized earnings. During this prolonged downturn in our economy our bankers have remained focused on this goal with extraordinary diligence and I am proud of our teamwork.

Like all financial services companies, we continue to be subject to new regulations stemming from the Dodd-Frank legislation, which represents the most extensive changes to our financial regulatory system in recent history. Even before all of the regulations are finalized, many positive changes have resulted from this legislation, such as substantial improvements in mortgage loan underwriting standards and a greater attention to risk management. It is critical that these improvements be recognized by the regulatory authorities in order for the full implementation of Dodd-Frank to be effective. Perhaps the most significant regulations yet to be implemented are those associated with the Consumer Financial Protection Bureau which we hope will be beneficial to consumers without being duplicative of existing regulations for banks. With the growth of our economy and consumer confidence at stake, we all share a common interest in the success of regulatory reform. Nonetheless, the reality is that increased overhead costs have already been incurred to comply with these new regulations and additional costs are expected with each regulatory change.

Despite these challenges, we are well positioned for the future with total equity at year end of $115.6 million, including $53.9 million from the stock offering. Some of you have inquired about our intention to repurchase shares of the Company's common stock and you have our commitment that we will evaluate the feasibility of that strategy following the one year anniversary of our conversion. In addition, while numerous other opportunities may be presented for the use of the new capital, we will evaluate all of them with an appropriate level of prudence and skepticism in order to remain good stewards of this capital. Such opportunities may include new or acquired branch offices in our market area and/or the acquisition of other financial institutions, including regulator assisted transactions. At the present time, we have no definitive plans or commitments regarding any potential acquisition opportunities.

We continually evaluate enhanced technology-based channels for more efficient delivery of banking services. We are keenly aware that the strategies of the Bank must be in lock step with the current needs of our clients and the communities we serve. In 2011 we presented our updated website with the introduction of new on-line products and services designed to fit the changing lifestyles of today's client. As part of our growing dialogue with clients to determine how our products and services may best fit their needs, we have also entered the social media arena on LinkedIn, Facebook and Twitter. Finally, we are pleased that mobile banking services are slated for implementation later in 2012. These enhanced methods of service delivery and communication with our clients and members of our communities will position your company for continued future success.

Your Board of Directors and management team invite you to join us for the Annual Meeting of Shareholders at 10:30 AM on May 24, 2012 at the Asheville Savings Bank Operations and Administration Center. Thank you for your confidence in ASB Bancorp, Inc. and Asheville Savings Bank.

With best regards,



Suzanne S. DeFerie
President and Chief Executive Officer

April 12, 2012

BOARD OF DIRECTORS

Patricia S. Smith, Director and Chair
- Retired President and Executive Director, The Community Foundation of Western North Carolina

John B. Gould, Director and Vice Chair
- President, Cason Companies, Inc.
- Managing Member, Gould Properties LLC

Suzanne S. DeFerie, Director
- President and Chief Executive Officer ASB Bancorp, Inc. and Asheville Savings Bank, S.S.B.

John B. Dickson, Director
- Retired President and Chief Executive Officer Asheville Savings Bank, S.S.B.

Leslie D. Green, Director
- Community Volunteer

Dr. Kenneth E. Hornowski, Director
- Retired Dentist
- Adjunct Professor of Dentistry, University of North Carolina at Chapel Hill

Stephen P. Miller, Director
- Retired Executive Vice President, The Biltmore Company
- President, GenSpan, Inc.

Wyatt S. Stevens, Director
- Attorney and Shareholder, Roberts & Stevens, P.A.

EXECUTIVE TEAM

Suzanne S. DeFerie
- President and Chief Executive Officer ASB Bancorp, Inc. and Asheville Savings Bank, S.S.B.

David A. Kozak
- Executive Vice President and Chief Lending Officer Asheville Savings Bank, S.S.B.

Fred A. Martin
- Executive Vice President and Chief Information Officer Asheville Savings Bank, S.S.B.

Kirby A. Tyndall
- Executive Vice President and Chief Financial Officer ASB Bancorp, Inc. and Asheville Savings Bank, S.S.B.

DIRECTIONS TO ASHEVILLE SAVINGS BANK OPERATIONS AND ADMINISTRATION CENTER

ADDRESS: 901 Smoky Park Highway
Candler, North Carolina 28715

FROM INTERSTATE 40 WESTBOUND:

- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.4 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

FROM INTERSTATE 40 EASTBOUND:

- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.3 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

FROM INTERSTATE 26 WESTBOUND:

- Take left exit 31B for I-40 West/US-74 West toward Canton/Knoxville
- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.4 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

FROM INTERSTATE 240 WESTBOUND/INTERSTATE 26 EASTBOUND:

- Take right exit 31B for I-40 West/US-74 West toward Canton/Knoxville
- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.4 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

ASB
BANCORP, INC.

April 12, 2012

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of ASB Bancorp, Inc. (the "Company"). The meeting will be held at Asheville Savings Bank's Operations and Administration Center, located at 901 Smoky Park Highway, Candler, North Carolina on Thursday, May 24, 2012, at 10:30 a.m., local time. This is the first annual meeting of shareholders since the Company completed its initial public offering in October 2011.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as representatives of Dixon Hughes Goodman LLP, the Company's independent registered public accounting firm, will be present to respond to questions from shareholders.

It is important that your shares are represented at the meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to vote via the Internet or telephone or by returning a completed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card or voted via the Internet or by telephone.

We look forward to seeing you at the meeting.

Sincerely,

Suzanne S. DeFerie

Suzanne S. DeFerie
President and Chief Executive Officer

ASB BANCORP, INC.
11 Church Street
Asheville, North Carolina 28801
(828) 254-7411

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE..................	10:30 a.m., local time, on Thursday, May 24, 2012
PLACE	Asheville Savings Bank Operations and Administration Center 901 Smoky Park Highway Candler, North Carolina
ITEMS OF BUSINESS..........	(1) To elect three directors for a term of three years. (2) To approve the ASB Bancorp, Inc. 2012 Equity Incentive Plan. (3) To ratify the appointment of Dixon Hughes Goodman LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012. (4) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.
RECORD DATE...................	To vote, you must have been a shareholder at the close of business on April 5, 2012.
PROXY VOTING..................	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

By Order of the Board of Directors,

Marlyn Carroll
Corporate Secretary

Asheville, North Carolina
April 12, 2012

ASB BANCORP, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of ASB Bancorp, Inc. for the 2012 annual meeting of shareholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to ASB Bancorp as the "Company," "we," "our" or "us."

ASB Bancorp, Inc. is the holding company for Asheville Savings Bank, S.S.B. In this proxy statement, we may also refer to Asheville Savings Bank, S.S.B. as the "Bank."

We are holding the 2012 annual meeting of shareholders at the Bank's Operations and Administration Center, located at 901 Smoky Park Highway, Candler, North Carolina, on Thursday, May 24, 2012 at 10:30 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to shareholders of record beginning on or about April 12, 2012.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS' MEETING TO BE HELD ON MAY 24, 2012

This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission, are available at http://AshevilleSavingsBank.com/AnnualMeeting or http://www.cfpproxy.com/7073.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of ASB Bancorp common stock that you owned as of April 5, 2012. As of the close of business on April 5, 2012, ASB Bancorp had 5,584,551 shares of common stock outstanding. Each share of common stock has one vote.

The Company's articles of incorporation provide that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to those shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of ASB Bancorp in one or more of the following ways:

- Directly in your name as the shareholder of record;
- Indirectly through a broker, bank or other holder of record in "street name";

- Indirectly through the Asheville Savings Bank Employee Stock Ownership Plan; or
- Indirectly through the Asheville Savings Bank Retirement Savings Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of ASB Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

If you own shares of Company common stock indirectly through the Asheville Savings Bank Employee Stock Ownership Plan or the Asheville Savings Bank Retirement Savings Plan, see *"Participants in the ESOP or the 401(k) Plan"* for voting information.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Vote Required for Proposals. At this year's annual meeting, shareholders will elect three directors for a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the proposal to approve the ASB Bancorp, Inc. 2012 Equity Incentive Plan, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To be approved, this matter requires the affirmative vote of a majority of the votes eligible to be cast at the annual meeting.

In voting on the ratification of the appointment of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment Dixon Hughes Goodman LLP as our independent registered public accounting firm for 2012, the affirmative vote of a majority of the votes cast at the annual meeting is required.

Routine and Non-Routine Proposals. Applicable stock exchange rules determine whether proposals presented at shareholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal and the broker or other entity has not received voting instructions from the beneficial owner. The election of directors and the proposal to approve the ASB Bancorp, Inc. 2012 Equity Incentive Plan are considered non-routine proposals, and the proposal to ratify the appointment of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm is considered a routine proposal.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to approve the ASB Bancorp, Inc. 2012 Equity Incentive Plan, abstentions and broker non-votes will have the same effect as a negative vote.

In counting votes on the proposal to ratify the appointment of the independent registered public accounting firm, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Voting by Proxy

The Company's Board of Directors is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. The Board of Directors recommends that you vote:

- **"FOR"** the election of each of the nominees for director;
- **"FOR"** the approval of the ASB Bancorp, Inc. 2012 Equity Incentive Plan; and
- **"FOR"** the ratification of the appointment of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Company common stock may be voted by the persons named in the proxy card on the new meeting date, provided that the new meeting occurs within 30 days of the annual meeting and you have not revoked your proxy. The Company does not currently know of any other matters to be presented at the meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your shares have been voted at the annual meeting, deliver a later-dated and properly executed proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Company common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to cast their vote and confirm that their vote has been recorded properly. Specific instructions for Internet and telephone voting are set forth on the proxy card. The deadline for voting via the Internet or by telephone is 3:00 a.m., local time, on Thursday, May 24, 2012.

If you have any questions about voting, please contact our proxy solicitor, Phoenix Advisory Partners, toll free at (877) 478-5038.

Participants in the ESOP or the 401(k) Plan

If you participate in the Asheville Savings Bank Employee Stock Ownership Plan (the "ESOP") or if you invest in Company common stock through the ASB Bancorp Stock Fund in the Asheville Savings Bank Retirement Savings Plan (the "401(k) Plan"), you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the ESOP, all allocated shares of Company common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Company common stock held by the ESOP and allocated shares for which no timely voting instructions are received are generally voted by the ESOP trustee in the same proportion as shares for which the trustee has received timely voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, a participant may direct the stock fund trustees of the 401(k) Plan how to vote the shares in the ASB Bancorp Stock Fund credited to his or her account. The stock fund trustees will vote all shares for which timely voting instructions are not received in the same proportion as shares for which the trustees received voting instructions. **The deadline for returning your voting instruction forms is May 17, 2012.**

CORPORATE GOVERNANCE

Director Independence

The Company's Board of directors currently consists of eight members, all of whom are independent under the listing requirements of the Nasdaq Stock Market, Inc., except for Suzanne S. DeFerie, who serves as President and Chief Executive Officer of the Company and the Bank. In determining the independence of directors, the Board of Directors considered the various deposit, loan and other relationships that each director has with the Bank, including loans and lines of credit made to Directors John B. Gould, Leslie D. Green and Kenneth E. Hornowski, in addition to the transactions disclosed under *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* below, but determined in each case that these relationships did not interfere with their exercise of independent judgment in carrying out their responsibilities as a director.

Board Leadership Structure and Board's Role in Risk Oversight

The Board of Directors of the Company has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to better focus on her growing responsibilities of running the Company, enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Patricia S. Smith serves as Chairman of the Board of the Company and Suzanne S. DeFerie serves as

President and Chief Executive Officer of the Company. Ms. Smith is independent under the listing requirements of the Nasdaq Stock Market, Inc.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and risks facing the Company. Senior management attends Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and the independent members of the Board of Directors work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and regular meetings of independent directors.

Corporate Governance Policy

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operations of the Board of Directors; the establishment and operation of Board committees; succession planning; convening executive sessions of independent directors; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the President and Chief Executive Officer.

Committees of the Board of Directors

The following table identifies our standing committees and their members. All members of each committee are independent in accordance with the listing requirements of the Nasdaq Stock Market, Inc. Each committee operates under a written charter that is approved by the Board of Directors and that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Investor Relations section of our website (http://ir.ashevillesavingsbank.com/govdocs.aspx?iid=4289733).

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
John B. Dickson	X*		
Suzanne S. DeFerie			
John B. Gould	X	X*	
Leslie D. Green		X	
Kenneth E. Hornowski		X	X*
Stephen P. Miller		X	
Patricia S. Smith	X	X	X
Wyatt S. Stevens	X		X
Number of Meetings in 2011	5	2	1

* Denotes Chairperson

Audit Committee. The Board of Directors has a separately-designated standing Audit Committee established in accordance with the Securities Exchange Act of 1934, as amended. The Audit

Committee is responsible for providing oversight relating to our consolidated financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the Board. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Company's Board of Directors has designated John B. Dickson as an audit committee financial expert under the rules of the Securities and Exchange Commission.

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and the Bank, establishes the compensation for the Company's and Bank's senior management and conducts the performance review of the President and Chief Executive Officer. The Compensation Committee reviews all components of compensation, including salaries, cash incentive plans, long-term incentive plans and various employee benefit matters. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board of Directors in: (1) identifying individuals qualified to become Board members, consistent with criteria approved by the Board; (2) recommending to the Board the director nominees for the next annual meeting; (3) implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to corporate governance guidelines; (4) leading the Board in its annual review of the Board's performance; and (5) recommending director nominees for each committee

Minimum Qualifications for Director Nominees. The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board of Directors or committee governing documents.

If a candidate is deemed eligible for election to the Board of Directors, the Nominating and Corporate Governance Committee will then evaluate the following criteria in selecting nominees:

- contributions to the range of talent, skill and expertise of the Board of Directors;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the shareholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;

- independence as that term is defined under applicable Securities and Exchange Commission and stock exchange listing criteria; and

- current equity holdings in the Company.

The Nominating and Corporate Governance Committee also will consider any other factors it deems relevant, including diversity, competition, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Corporate Governance Committee will consider and review an existing director's attendance and performance at Board meetings and at meetings of committees on which he or she serves; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating and Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating and Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Nominating and Corporate Governance Committee will also consider director candidates recommended by shareholders according to the policy and procedures set forth below. The Nominating and Corporate Governance Committee has not previously used an independent search firm to identify nominees.

In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the criteria set forth above. If such individual fulfills these criteria, the Nominating and Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Considerations of Recommendations by Shareholders. The policy of the Nominating and Corporate Governance Committee is to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the Nominating and Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating and Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the shareholder making the recommendation, the name and address of such shareholder as they appear on the Company's books; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Nominating and Corporate Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

During the fiscal year ended December 31, 2011, the Board of Directors of the Company held eight meetings, and the Board of the Directors of the Bank held twelve meetings. No director attended fewer than 75% of the total meetings of the Company's or the Bank's Board of Directors and the respective committees on which such director served during fiscal 2011.

Director Attendance at the Annual Meeting of Shareholders

The Board of Directors encourages each director to attend the Company's annual meeting of shareholders. Due to the timing of the Company's initial public offering, which was completed on October 11, 2011, this will be the Company's first annual meeting of shareholders.

Code of Ethics and Business Conduct

The Company has adopted a code of ethics and business conduct which applies to all of the Company's and the Bank's directors, officers and employees. A copy of the code of ethics and business conduct is available to shareholders in the Investor Relations portion of our website (http://ir.ashevillesavingsbank.com/govdocs.aspx?iid=4289733).

REPORT OF THE AUDIT COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed pursuant to U.S. Auditing Standards No. 380 (The Auditor's Communication With Those Charged With Governance), including the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, express an opinion on the conformity of the Company's consolidated financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's consolidated financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

Audit Committee of the Board of Directors of
ASB Bancorp, Inc.

John B. Dickson, Chairperson
John B. Gould
Patricia S. Smith
Wyatt S. Stevens

DIRECTOR COMPENSATION

The following table provides the compensation received by individuals who served as directors, and who were not also named executive officers, of ASB Bancorp during the 2011 fiscal year.

	Fees Earned or Paid in Cash	All Other Compensation (1)	Total
John M. Cross (2)	$ 11,550	$ 11,416	$ 22,966
John B. Dickson	24,200	10,227	34,427
John B. Gould	35,250	4,788	40,038
Leslie D. Green	22,750	5,926	28,676
Kenneth E. Hornowski	22,050	3,795	25,845
Stephen P. Miller	21,675	6,075	27,750
Patricia S. Smith	46,612	10,076	56,688
Wyatt S. Stevens	23,450	3,266	26,716

(1) Represents long-term care premium payments.
(2) Mr. Cross retired as a director of the Bank effective March 15, 2011.

Director Deferred Compensation Plans

The Bank and the Company maintain two (2) non-qualified deferred compensation plans that provide members of the Board of Directors and certain eligible officers with the opportunity to defer compensation earned for services to the Company and the Bank until separation of service or a fixed date. The Officers and Directors Deferred Compensation Plan allows participants to invest their deferrals in a variety of mutual fund investments and the Stock-Based Deferral Plan invests participant deferrals in Company common stock. All non-employee directors currently participate in the Officers and Directors Deferred Compensation Plan and all of our non-employee directors, except Messrs. Dickson and Miller, participate in the Stock-Based Deferral Plan.

Cash Retainer and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees that will be paid to our directors for their service on the Board of Directors of the Bank during the fiscal year ending December 31, 2012. Directors do not receive any additional fees for their service on the Board of Directors of the Company.

Annual Retainer for Chairman of the Board	$ 22,200
Annual Retainer for Vice Chairman of the Board	16,650
Annual Retainer of All Other Board Members	11,100
Board Meeting Fee for Chairman of the Board	1,300
Board Meeting Fee for Vice Chairman of the Board	975
Board Meeting Fee for All Other Board Members	650
Committee Meeting Fee for All Directors	350

STOCK OWNERSHIP

The following table provides information as of April 5, 2012 about the persons, other than directors and executive officers, known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Asheville Savings Bank, S.S.B. Employee Stock Ownership Plan Trust 11 Church Street Asheville, North Carolina 28801	446,764 (2)	8.0%
Stilwell Value Partners II, L.P. Stilwell Value Partners V, L.P. Stilwell Value Partners VII, L.P. Stilwell Partners, L.P. Stilwell Associates, L.P. Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P. Stilwell Value LLC Stilwell Advisors LLC Joseph Stilwell 111 Broadway, 12th Floor New York, New York 10006	463,000 (3)	8.3%
Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	552,870 (4)	9.9%
Ryan Heslop Ariel Warszawski Firefly Value Partners, LP FVP GP, LLC Firefly Management Company GP, LLC FVP Master Fund, L.P. 551 Fifth Avenue, 36th Floor New York, New York 10176	553,970 (5)	9.9%

(1) Based on 5,584,551 shares of the Company's common stock outstanding and entitled to vote as of April 5, 2012.
(2) As of April 5, 2012, 7,350 shares have been allocated to participants' ESOP accounts.
(3) Based on a Schedule 13D filed with the U.S. Securities and Exchange Commission on October 24, 2011.
(4) Based on a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 14, 2012.
(5) Based on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2012.

The following table provides information about the shares of Company common stock that may be considered to be owned by each director or nominee for director of the Company, by the executive officers and by all directors, nominees for director and executive officers of the Company as a group as of April 5, 2012. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown and none of the named individuals has pledged his or her shares. The number of shares beneficially owned by all directors, nominees and executive officers as a group totaled 2.9% of our common stock as of April 5, 2012. Each director, director nominee and named executive officer owned less than 1.0% of our outstanding common stock as of that date.

Name	Number of Shares Owned (1)(2)(3)
Directors:	
John B. Dickson	10,000 (4)
Suzanne S. DeFerie	30,374 (5)
John B. Gould	25,002 (6)
Leslie D. Green	15,000 (7)
Kenneth E. Hornowski	10,450
Stephen P. Miller	18,500 (8)
Patricia S. Smith	25,190
Wyatt S. Stevens	5,033
Executive Officers Who Are Not Directors:	
Kirby A. Tyndall	10,164
David A. Kozak	5,284
Fred A. Martin	5,149
All Directors and Executive Officers as a Group (11 persons)	160,137

(1) Includes shares held under the Asheville Savings Bank Retirement Savings Plan as follows: Ms. DeFerie — 25,127 shares; and Mr. Kozak — 3,609 shares.
(2) Includes shares allocated under the Bank's employee stock ownership plan as follows: Ms. DeFerie — 247 shares; Mr. Tyndall — 164 shares; Mr. Kozak — 175 shares; and Mr. Martin — 149 shares.
(3) Includes shares allocated under the Company's stock-based deferral plan as follows: Mr. Gould — 8,860 shares; Ms. Green — 7,500 shares; Dr. Hornowski — 10,450 shares; Ms. Smith — 2,240 shares; and Mr. Stevens —5,033 shares.
(4) Includes 5,000 shares held by Mr. Dickson's spouse.
(5) Includes 5,000 shares held by Ms. DeFerie's spouse.
(6) Includes 1,598 shares held by Mr. Gould's spouse's individual retirement account.
(7) Includes 7,500 shares held by Ms. Green's spouse.
(8) Includes 17,500 shares held in trust by Mr. Miller's spouse.

ITEMS OF BUSINESS TO BE VOTED ON BY SHAREHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors consists of eight members. The Board is divided into three classes with three-year staggered terms, with one-third of the directors elected each year. Three directors will be elected at the annual meeting to serve for a three-year term or until their respective successors have been elected and qualified. The nominees for election are John B. Dickson, John B. Gould and Dr. Kenneth E. Hornowski. All of the nominees are currently directors of the Company and the Bank.

Unless you indicate on the proxy card that your shares should not be voted for certain nominees, the Board of Directors intends that the proxies solicited by it will be voted for the election of each of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, we know of no reason why any nominee might be unable to serve.

The Board of Directors recommends that shareholders vote "FOR" the election of all of the nominees.

Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2011. The starting year of service as director relates to service on the Board of Directors of the Bank.

Board Nominees for Terms Ending in 2015

John B. Dickson served as President and Chief Executive Officer of the Bank from 1990 until his retirement in December 2007. Age 67. Director since 1990.

Mr. Dickson's extensive knowledge of the Bank's operations, along with his former experience in the local banking industry and involvement in business and civic organizations in the communities that we serve, affords the Board of Directors with valuable insight regarding the business and operations of the Company and the Bank.

John B. Gould is Vice Chairman of the Company's and Bank's Board of Directors and has served as the President of Cason Companies, Inc., a petroleum and building supplies company, since 1976. In addition, Mr. Gould has been the managing member of Gould Properties, LLC, a real estate leasing company, since 2008. Age 59. Director since 1997.

Mr. Gould's background offers the Board of Directors substantial small company management experience, specifically within the region in which the Bank conducts its business, and provides the Board of Directors with valuable insight regarding the local business and consumer environment. In addition, Mr. Gould's background provides the Board of Directors with critical experience in certain real estate matters, which are essential to the business of the Bank.

Dr. Kenneth E. Hornowski is a retired local dentist and has served as an adjunct professor of dentistry at the University of North Carolina at Chapel Hill since 2001. Age 60. Director since 1998.

Dr. Hornowski's strong ties to the community, through his former dental practice and his academic contributions to the University of North Carolina at Chapel Hill, provides the Board of Directors with opportunities to continue to serve the local community. He also is a strong advocate of Asheville Savings Bank through his civic and community involvement.

Directors Continuing in Office

The following directors have terms ending in 2013:

Suzanne S. DeFerie has served as President and Chief Executive Officer of the Bank since January 2008 and has served as President and Chief Executive Officer of the Company since its formation in May 2011. Prior to that, Ms. DeFerie was Executive Vice President and Chief Financial Officer of the Bank from October 1991 to December 2007. Age 55. Director since 2008.

Ms. DeFerie's extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board of Directors with valuable insight regarding the business and operations of the Company and the Bank. Ms. DeFerie's knowledge of all aspects of the Company's and the Bank's business and history, combined with her success and strategic vision, position her well to continue to serve as our President and Chief Executive Officer.

Leslie D. Green is a community volunteer. Age 54. Director since 1998.

As a result of her extensive contributions to community organizations such as the Mission Hospital Ambassador Program, Leadership Asheville and the Asheville Junior League, Ms. Green provides the Board of Directors with numerous opportunities to continue to serve the local community. She is also is a strong advocate of the Company and the Bank through her widespread civic and community involvement.

Wyatt S. Stevens is an attorney and shareholder with the law firm of Roberts & Stevens, P.A. Age 42. Director since 2004.

As a practicing attorney, Mr. Stevens effectively provides the Board of Directors with important knowledge and insight necessary to assess the legal issues inherent to the business of the Company and the Bank.

The following directors have terms ending in 2014:

Patricia S. Smith serves as chairman of the Company's and the Bank's Board of Directors and is the retired president and executive director of the Community Foundation of Western North Carolina, a nonprofit organization that promotes philanthropy in western North Carolina. Age 65. Director since 1996.

Ms. Smith's strong ties to the community, through her former role as president and executive director of the Community Foundation of Western North Carolina, provides the Board of Directors with opportunities to continue to serve the local community. She is also is a strong advocate of the Company and the Bank through her current involvement with local civic and community organizations.

Stephen P. Miller served as Executive Vice President of The Biltmore Company, a company designed to promote tourism in Western North Carolina, from 1977 until his retirement in June 2011. Age 57. Director since 1999.

Mr. Miller's strong ties to the community, through his work with The Biltmore Company, provide the Board of Directors with valuable insight regarding the local business and consumer environment. He also is a strong advocate of the Company and the Bank through his civic and community involvement.

Item 2 — Approval of the ASB Bancorp, Inc. 2012 Equity Incentive Plan

On March 20, 2012, the Company's Board of Directors adopted, subject to shareholder approval at the annual meeting, the ASB Bancorp, Inc. 2012 Equity Incentive Plan (the "2012 Plan"). The 2012 Plan will become effective as of the date of approval by the Company's shareholders.

The Board of Directors has reserved a total of 781,837 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2012 Plan. Of these shares, the Company may grant up to 223,382 shares in the form of restricted stock and may grant stock options for up to 558,455 shares. These figures represent 4% and 10%, respectively, of the Company's outstanding common stock following its mutual to stock conversion. The Company may elect to purchase shares of Company common stock in the open market to satisfy its obligations under the 2012 Plan. It is anticipated that key personnel of the Company and its affiliates will participate in the 2012 Plan. A summary of the 2012 Plan follows. This summary is qualified in its entirety by the full text of the 2012 Plan, which is attached to this proxy statement as Appendix A.

Summary of the 2012 Plan

Purpose. We believe that the 2012 Plan will promote the Company's success by linking the interests of plan participants to the interests of the Company's shareholders, by providing participants with an incentive for outstanding performance. In connection with our initial public offering we froze our cash-based long-term incentive plan in anticipation of adding an equity incentive plan to our compensation program. We believe by replacing cash awards with long term equity incentive awards we will develop a culture of stock ownership among our employees and directors. In anticipation of the implementation of an equity incentive plan, our named executive officers did not receive long term incentive awards in 2011.

Permissible Awards. The 2012 Plan authorizes awards in any of the following forms:

- options to purchase shares of Company common stock, which may either be non-statutory stock options or incentive stock options under Section 422 of the U.S. Internal Revenue Code; and

- restricted stock awards, performance shares and other stock-based awards, which are subject to restrictions on transferability and forfeiture.

The material terms of these awards are discussed below.

Options. The 2012 Plan authorizes the grant of both incentive and non-statutory stock options, both of which are exercisable for shares of Company common stock. Incentive stock options can only be granted to our employees. The Board of Directors or the Compensation Committee will determine the exercise price at which a participant may exercise an option. Unless an individual award agreement provides otherwise, a participant may pay the option exercise price in the form of cash or check. In addition, where the Board of Directors or the Compensation Committee and applicable laws, rules and regulations permit, a participant may also make payment: (1) by delivery of shares of Company common stock; (2) by shares of common stock withheld upon exercise; (3) by cashless exercise; or (4) a combination of these methods. At the time of grant, the Board of Directors or the Company's Compensation Committee will determine the term and conditions of an option and the period or periods during which a participant may exercise each option (which may not exceed ten years for incentive and non-statutory stock options, or five years for incentive stock options with respect to an employee who owns more than 10% of the total combined voting power of all classes of our stock.

Restricted Stock Awards. Restricted stock awards are awards of Company common stock subject to certain conditions, which conditions must be met for the restricted stock award to vest and be earned, in whole or in part, and no longer subject to forfeiture. The Board of Directors or the Compensation Committee has the authority to determine the nature, length and starting date of the period during which a participant may earn a restricted stock award and will determine the conditions that must be satisfied in order for a restricted stock award to vest.

Performance Shares. An award of a performance share is a grant of a right to receive shares of Company common stock, which is contingent upon the achievement of performance or other objectives during a specified period. The Board of Directors or the Compensation Committee has the authority to determine the nature, length and starting date of the period during which a participant may earn a performance share and will determine the conditions that must be satisfied for a performance share to vest. These conditions may include specific performance objectives, continued service or employment for a specific period of time or a combination of conditions. The 2012 Plan sets forth some of the business criteria that can be used as a condition of earning a performance share.

Other Stock-Based Awards. The Board of Directors or the Compensation Committee is authorized, subject to limitations under applicable law, to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, the Company's common stock or factors that may influence the value of stock awards with value and payment contingent upon performance of the Company or other factors designated by the Board of Directors or the Compensation Committee. The Board of Directors or the Compensation Committee shall determine the terms and conditions of such awards.

Shares Available for Awards. Subject to adjustment as provided in the 2012 Plan, the 2012 Plan reserves a total of 781,837 shares of common stock for issuance pursuant to awards granted under the 2012 Plan, of which up to 223,382 shares may be granted in the form of restricted stock awards and up to 558,455 shares may be granted in the form of stock options.

Eligibility. Our officers, employees and non-employee directors are eligible to receive awards under the plan.

Limitations on Awards. We may grant stock options for a maximum of 139,613 shares of common stock under the 2012 Plan to any one person during any one calendar year. The size of individual awards under the 2012 Plan is limited under the applicable regulations of the Federal Deposit Insurance Corporation ("FDIC"): (i) an individual officer or employee may not receive an award covering in excess of 25% of the number of shares available in each of the restricted stock and stock option share reserves and (ii) an individual non-employee director may not receive in excess of 5% of the number of shares available in each of the restricted stock and stock option share reserves (subject to an overall limit of 30% in the aggregate for all non-employee directors).

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code denies a tax deduction to public companies for compensation paid to certain "covered employees" in a taxable year in excess of $1,000,000, unless the compensation meets certain exceptions, such as performance-based compensation. Stock options granted at fair market value may qualify as "performance-based compensation" if the plan under which the options are granted is approved by the shareholders and the plan states the maximum number of options that may be granted any individual over a specified period of time. For grants of restricted stock shares to meet the requirements of Section 162(m) of the Internal Revenue Code, shareholders must approve the material provisions of the plan regarding performance goals under which the awards will vest. The 2012 Plan contains all of these features and will enable awards under the 2012 Plan to qualify for full tax deductibility to the Company under Section 162(m) of the Internal Revenue Code, if we so desire.

Administration. The Company's Compensation Committee will administer the 2012 Plan. However, at times, the Board of Directors may administer the 2012 Plan. The Compensation Committee will designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establish, adopt or revise any rules and regulations it deems advisable to administer the 2012 Plan; and make all other decisions and determinations necessary under the 2012 Plan.

Limitations on Transfer; Beneficiaries. Generally, participants may not assign or transfer awards, other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, by a qualified domestic relations order. The Compensation Committee may permit other transfers, however, where it concludes that a transfer will not accelerate taxation, will not cause any option intended to be an incentive stock option to fail to qualify as such, and that a transfer is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, applicable state or federal tax or securities laws or regulations. In no event will it be permissible to transfer outstanding unexercised awards in exchange for value. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and receive any distribution with respect to any award upon the participant's death.

Vesting Requirements. Under the 2012 Plan, awards may be earned over a specified time period and/or by reference to the attainment of specified performance conditions. Under applicable FDIC rules, awards made under a time-based vesting schedule may vest no more rapidly than at the rate of 20% per year, beginning on the first anniversary of the grant date. Subject to this regulatory limitation, the Committee may also include performance-based vesting conditions in any award. The 2012 Plan identifies a variety of industry-specific performance metrics from among which the Committee may choose the vesting conditions applicable to a specific award or portion of an award.

Acceleration Upon Certain Events. Unless an award agreement provides otherwise, if a participant's service terminates by reason of death or disability, all of the participant's outstanding options and restricted stock awards will become fully exercisable and all time-based vesting restrictions on the outstanding awards will lapse. The vesting of awards will also accelerate upon a change in control, as defined in the 2012 Plan.

Adjustments. In the event of a stock split, a dividend payable in shares of Company common stock, or a combination or consolidation of the Company's common stock into a lesser number of shares, the 2012 Plan provides for the automatic proportionate adjustment of the share authorization limits, and the shares then subject to each award under the 2012 Plan, without any change in the aggregate purchase price for each award. If the Company is involved in another corporate transaction or event that affects its common stock, such as an extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of shares, the share authorization limits under the 2012 Plan will be adjusted proportionately and the Compensation Committee will adjust the 2012 Plan and outstanding awards as necessary to preserve the benefits or potential benefits of the awards.

Prohibition on Repricing

As discussed above under "*Termination and Amendment,*" outstanding stock options cannot be repriced, directly or indirectly, without the prior consent of the Company's shareholders. The exchange of an "underwater" option (*i.e.*, an option having an exercise price in excess of the current market value of the underlying stock) for another award under the 2012 Plan would be considered an indirect repricing and would, therefore, require the prior consent of the Company's shareholders.

Certain Federal Income Tax Effects

Non-Statutory Stock Options. An option holder does not recognize any income upon the grant of a non-statutory stock option under the 2012 Plan. When the optionee exercises a non-statutory option, however, he or she will recognize ordinary income equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction, subject to any applicable limitations under Internal Revenue Code Section 162(m). Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the optionee held the shares.

Incentive Stock Options. An option holder typically does not recognize any income upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for at least two years after the date we grant the option and for one year after receiving the shares upon exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the expiration of the required holding periods, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to that same amount. While the exercise of an incentive stock option may not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price may be an item of adjustment for determining the optionee's alternative minimum taxable income.

Restricted Stock. Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a federal income tax deduction at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). If the participant files an election under Internal Revenue Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock on that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). Any future income recognized in the stock will be taxable to the participant at capital gains rates. However, if the participant later forfeits the stock, the participant will not be able to recover the tax previously paid pursuant to Internal Revenue Code Section 83(b) election.

Performance Shares and Other Stock-Based Awards. When the restrictions lapse on the awards, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). Any future income recognized in the stock will be taxable to the participant at capital gains rates.

Termination and Amendment

The Board of Directors or the Committee may, at any time and from time to time, terminate, modify or amend the 2012 Plan. Shareholders must approve amendments to the 2012 Plan that will materially increase the number of shares of stock issuable under the 2012 Plan, expand the types of awards provided under the 2012 Plan, materially expand the class of participants eligible to participate in the 2012 Plan, materially extend the term of the 2012 Plan, reduce the exercise price of stock options or otherwise constitute a material amendment requiring shareholder approval under applicable stock market or stock exchange listing requirements, laws, policies or regulations. In addition, the Board of Directors or the Committee may condition any amendment on the approval of the shareholders for any other reason. No termination or amendment of the 2012 Plan may adversely affect any award previously granted under the 2012 Plan without the written consent of the affected participant.

New Plan Benefits

No grants have been made with respect to the shares reserved for issuance under the 2012 Plan. The number of shares that may be granted to any director or named executive officer is not determinable at this time because such grants are subject to the discretion of the Compensation Committee.

Shareholder Vote Requirement

To be approved, the 2012 Plan must receive the affirmative vote of a majority of the votes outstanding.

The Board of Directors recommends that shareholders vote "FOR" the approval of the ASB Bancorp, Inc. 2012 Equity Incentive Plan.

Item 3 — Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Dixon Hughes Goodman LLP to serve as the Company's independent registered public accounting firm for the 2012 fiscal year, subject to ratification by shareholders. A representative of Dixon Hughes Goodman LLP is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the shares cast at the annual meeting, the Audit Committee of the Board of Directors may consider other independent registered public accounting firms.

The Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm for the 2012 fiscal year.

Audit Fees. The following table sets forth the fees paid by the Company and the Bank to Dixon Hughes Goodman LLP for the fiscal years ended December 31, 2011 and 2010.

	2011	2010
Audit fees [1]	$ 144,900	$ 97,671
Audit related fees [2]	161,995	24,000
Tax fees [3]	22,828	9,675
All other fees	—	—

(1) Includes fees for the audit of the consolidated financial statements, accounting research related to the audit, and review of the interim financial information contained in the Company's Quarterly Reports on Form 10-Q and the Company's and Bank's other regulatory reports.
(2) Includes fees for audit related services performed in connection with the Bank's mutual to stock conversion and the Company's initial public offering, as well as employee benefit plan audits.
(3) Includes fees for tax compliance services, including preparation of federal and state income tax returns and tax payment and planning advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm. The Company's Audit Committee has adopted a policy for approval of audit and permitted non-audit services by the Company's independent registered public accounting firm. The Audit Committee will consider annually and approve the provision of audit services by the independent registered public accounting firm and, if appropriate, approve the provision of certain defined audit and non-audit services. The Audit Committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements.

Any proposed specific engagement may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee or one or more of its members. The member or members to whom such authority is delegated shall report any specific approval of services at its next regular meeting. The Audit Committee will regularly review summary reports detailing all services being provided to the Company by its independent registered public accounting firm.

During the year ended December 31, 2011, all of the audit related fees, tax fees and all other fees set forth above were approved by the Audit Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer and the next two most highly compensated executive officers of the Company whose total compensation for the year ended December 31, 2011 exceeded $100,000. These individuals are referred to in this proxy statement as the Company's "named executive officers."

Name and Principal Position	Year	Salary (1)	Bonus	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (3)	Total
Suzanne S. DeFerie	2011	$ 285,631	$ —	$ 117,468	$ 24,278	$ 427,377
President and Chief Executive Officer	2010	265,631	—	139,433	21,603	426,667
Kirby A. Tyndall (4)	2011	163,000	—	— (6)	19,739	182,739
Executive Vice President and Chief Financial Officer	2010	110,000	—	—	1,054	111,054
David A. Kozak (5)	2011	165,000	—	10,131	17,348	192,479
Executive Vice President and Chief Lending Officer	2010	160,000	—	8,727	14,577	183,304

(1) For Ms. DeFerie, includes $5,631 received in Board fees during the year ended December 31, 2011.

(2) Represents the aggregate year over year change in the actuarial present value of the accumulated benefit under all defined benefit plans (including supplemental plans) as of December 31, 2011. See footnote 2 to the pension plan table below for more information. For 2011 and 2010, the most significant portion of the change in value is due to a decrease in the discount rate assumptions used in the tax-qualified defined benefit plan's actuarial calculation.

(3) Details of the amounts disclosed in the "All Other Compensation" column for the year ended December 31, 2011 are provided in the table below. Perquisites are not listed in the table below because they did not exceed $10,000 for any named executive officer.

	Ms. DeFerie	Mr. Tyndall	Mr. Kozak
Employer contributions to 401(k) plan....................	$ 9,800	$ 6,520	$ 6,930
Executive long-term care insurance premiums..........	5,778	10,507	7,524
Employee stock ownership plan allocation............	2,894	1,925	2,046
Disability insurance premiums............................	1,166	787	848

(4) Mr. Tyndall was appointed Executive Vice President and Chief Financial Officer of the Bank effective September 1, 2010. From January 1, 2010 to August 31, 2010, Mr. Tyndall served as Vice President and Finance Special Projects Coordinator of the Bank.

(5) Mr. Kozak was appointed Executive Vice President and Chief Lending Officer of the Bank effective July 16, 2010. From January 1, 2010 to July 15, 2010, Mr. Kozak served as Executive Vice President and Senior Lending Officer of the Bank.

(6) Mr. Tyndall is not eligible to participate in the defined benefit pension plan as the plan was frozen to new participants effective January 1, 2010.

Employment Agreements

The Company and the Bank entered into employment agreements with each of Ms. DeFerie and Messrs. Tyndall and Kozak effective October 18, 2011. Ms. DeFerie's employment agreement provides for a three-year term, and each of Messrs. Tyndall's and Kozak's employment agreements provides for a two-year term with a three-year change in control provision. All of the employment agreements are subject to annual renewal by the Board of Directors for an additional year beyond the then-current expiration date. The current base salaries under the employment agreements are $302,769, $172,000 and $172,000 for Ms. DeFerie and Messrs. Tyndall and Kozak, respectively. The agreements also provide for participation in employee benefit plans and programs maintained for the benefit of employees and senior management personnel, including incentive compensation, health and welfare benefits, retirement benefits and certain fringe benefits as described in the agreements.

Upon termination of any of an executive's employment for "cause," as defined in the executive's employment agreement, the executive will receive no further compensation or benefits under the agreement. If we terminate the executive for reasons other than cause, or if the executive resigns after the occurrence of specified circumstances that constitute constructive termination, referred to in the agreement as a termination for "good reason," the executive will continue to receive his or her base salary for the remaining unexpired term of the agreement and will receive continued medical, dental and life insurance benefits until the earlier of re-employment, attaining age 65, death or the end of the remaining unexpired term of the agreement.

Under each of the employment agreements, if, in connection with or following a change in control (as described in the agreements), we terminate the executive without cause or if the executive terminates employment voluntarily under certain circumstances specified in the agreement, the executive will receive a severance payment equal to 3.0 times his or her average annual taxable compensation for the five preceding taxable years, or such lesser time period if the executive has not worked for the Bank for five years at the time the benefit is determined. In addition, the executive will receive continued coverage under our medical, dental and life insurance programs for 36 months.

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and we would not be entitled to deduct such amount. The agreements provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive "excess parachute payments," which otherwise would result in the imposition of an excise tax, if such reduction would result in a larger after-tax payment to the executive.

Upon termination of employment without cause or for good reason (other than termination in connection with a change in control), each executive will be required to adhere to a one-year non-competition restriction.

Retirement Benefits

The following table sets forth the actuarial present value at December 31, 2011 of Ms. DeFerie's and Mr. Kozak's accumulated benefit under our tax-qualified and non-tax-qualified defined benefit plans, along with the number of years of credited service under the respective plans. The tax-qualified defined benefit pension plan was frozen to new participants effective January 1, 2010. Mr. Tyndall does not participate in our tax-qualified and non-tax-qualified defined benefit pension plans.

Name	Plan Name	Number of Years of Credited Service (1)	Present Value of Accumulated Benefit ($) (2)
Suzanne S. DeFerie	Asheville Savings Bank Employees' Pension Plan	20	$ 659,718
	Asheville Savings Bank Non-Qualified Pension Plan	20	217,670
David A. Kozak.....................	Asheville Savings Bank Employees' Pension Plan	4	39,438

(1) Represents the number of years of credited service used only to determine the benefit under the pension plan.
(2) The present value of each executive's accumulated benefit assumes normal retirement (age 65), the election of a single life form of pension and is based on a 5.1% discount rate for the Employees' Pension Plan and a 4.9% discount rate for the Non-Qualified Pension Plan.

Tax-Qualified Defined Benefit Pension Plan. The Bank's Employee's Pension Plan is a funded and tax qualified retirement program that covers approximately 254 eligible employees and retirees of the Bank. In December 2009, the plan was frozen to new participants. The plan provides benefits based on a formula that takes into account a portion of an employee's earnings for each fiscal year, subject to applicable Internal Revenue Service limitations. If a participant elects to retire upon the attainment of age 65, his or her normal retirement benefit will be determined using the following formula: 40% of average compensation as of December 31, 2009, reduced for years of service which are less than 25 years, plus 0.65% of average compensation as of December 31, 2009 in excess of $10,000 multiplied by years of service as of December 31, 2009 (up to a maximum of 25 years), plus 0.5% of post-2009 average compensation multiplied by years of service on or after January 1, 2010, when such years of service combined with years of service as of December 31, 2009 does not exceed 25 years. With respect to the pension plan, "average compensation" is defined as follows: (i) for years of service completed before January 1, 2009, pay received in 2008; and (ii) for years of service completed after December 31, 2008, pay received during the year in which a participant retires. In no event will average compensation exceed the average of a participant's final five consecutive calendar years of actual compensation. The plan defines compensation as a participant's Form W-2 compensation, including certain applicable pre-tax deductions, up to the Internal Revenue Service limits on compensation.

Non-Qualified Defined Benefit Pension Plan. The Bank maintains a non-qualified defined benefit pension plan to provide participants whose compensation under the Bank's tax-qualified defined benefit pension plan exceeds the limitations established under the Internal Revenue Code to receive a restorative benefit under a non-qualified defined benefit pension plan. Benefits payable under the non-qualified pension plan are equal to the excess of (i) the amount that would be payable in accordance with the terms of the tax-qualified defined benefit pension plan disregarding the limitations imposed pursuant to Sections 401(a)(17) and 415 of the Internal Revenue Code over (ii) the pension benefit actually payable under the tax-qualified defined benefit pension plan taking the Section 401(a)(17) and 415 limitations into account. Ms. DeFerie is the only named executive officer that is accruing a benefit under the non-qualified pension plan. All benefits are payable in the same time and manner as the benefits are paid under the Bank's tax-qualified defined benefit pension plan.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in the Company's common stock during the year ended December 31, 2011.

Transactions with Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. All outstanding loans made by the Bank to its directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

Pursuant to the Company's Audit Committee Charter, the Audit Committee periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, to recommend to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy and should be ratified and approved. Also, in accordance with banking regulations and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (1) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (2) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

The aggregate outstanding balance of loans extended by the Bank to its executive officers and directors and related parties was $5.5 million at December 31, 2011. These loans were performing according to their original terms at December 31, 2011. In addition, these loans were made in the ordinary course of business, on substantially the same terms, including interest rates except for those made in accordance with employee benefits program discussed above and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features when made.

Other Transactions. Since January 1, 2011, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers and directors had or will have a direct or indirect material interest.

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than December 18, 2012. If next year's annual meeting is held on a date that is more than 30 calendar days from May 24, 2013, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nomination and/or proposals to the Company's Secretary not less than 90 days before the date of the annual meeting. However, if less than 100 days' notice or prior public disclosure of the annual meeting is given to shareholders, such notice must be delivered not later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date was made. A copy of the Bylaws may be obtained from the Company.

SHAREHOLDER COMMUNICATIONS

The Company encourages shareholder communications to the Board of Directors and/or individual directors. All communications from shareholders should be addressed to ASB Bancorp, Inc., 11 Church Street, Asheville, North Carolina 28801. Communications to the Board of Directors should be sent to the attention of Marlyn Carroll, Corporate Secretary. Communications to individual directors should be sent to such director at the Company's address. Shareholders who wish to communicate with a committee of the Board of Directors should send their communications to the attention of the Chairman of the particular committee, with a copy to Kenneth E. Hornowski, the Chairman of the Nominating and Corporate Governance Committee. It is in the discretion of the Nominating and Corporate Governance Committee as to whether a communication sent to the full Board should be brought before the full Board.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. In addition to the solicitation of proxies by mail, Phoenix Advisory Partners, a proxy solicitation firm, will assist the Company in soliciting proxies for the annual meeting. The Company will pay a fee of up to $5,500 for these services, plus reasonable out of pocket expenses and, if necessary, additional $4.50 fees for each telephone solicitation made by the proxy solicitation firm and each vote acceptance that occurs during such telephone solicitations. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report on Form 10-K has been included with this proxy statement. Any shareholder who has not received a copy of the Annual Report on Form 10-K may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

By Order of the Board of Directors,

Marlyn L. Carroll

Marlyn Carroll
Corporate Secretary

Asheville, North Carolina
April 12, 2012

APPENDIX A

ASB BANCORP, INC.
2012 EQUITY INCENTIVE PLAN

ARTICLE 1
PURPOSE

The purpose of the ASB Bancorp, Inc. 2012 Equity Incentive Plan (the "Plan") is to promote the success, and enhance the value, of ASB Bancorp, Inc. (the "Company") by linking the personal financial and economic interests of employees, officers and directors of the Company or any Affiliate (as defined below) to those of Company stockholders and by providing such persons with an incentive for performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of employees, officers and directors upon whose judgment, interest and effort the successful conduct of the Company's operation largely depends. Accordingly, the Plan permits the grant of equity incentive awards from time to time to selected employees, officers and directors of the Company and its Affiliates.

ARTICLE 2
DEFINITIONS

When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Article 2 unless the context clearly requires a different meaning. The following words and phrases shall have the following meanings:

"Affiliate" means an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company, as determined by the Committee.

"Award" means any Option or Restricted Stock Award granted to a Participant under the Plan.

"Award Agreement" means a written document, in such form as the Committee prescribes from time to time, setting forth the terms and conditions of an Award.

"Board of Directors" means the Board of Directors of the Company.

"Change in Control" means the occurrence of any one of the following events:

(1) **Merger:** The Company merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation;

(2) **Acquisition of Significant Share Ownership:** A report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's voting securities, but this clause (2)

shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities; or

(3) **Change in Board Composition:** During any period of two consecutive years, individuals who constitute the Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that for purposes of this clause (3), each director who is first elected by the Board (or first nominated by the Board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period.

"Change in Control Price" means the highest price per share of Shares offered in conjunction with any transaction resulting in a Change in Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash) or, in the case of a Change in Control occurring solely by reason of a change in the composition of the Board of Directors, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change in Control occurs.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the committee of the Board of Directors described in Article 4 of the Plan.

"Company" means ASB Bancorp, Inc., or any successor corporation.

"Covered Employee" means a covered employee as defined in Section 162(m)(3) of the Code.

"Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee, officer or director of the Company or any Affiliate, as applicable. Continuous service shall not be considered interrupted in the case of sick leave, military leave or any other absence approved by the Company or an Affiliate, in the case of transfers between payroll locations or between the Company, an Affiliate or a successor, or performance of services in an emeritus, advisory or consulting capacity; provided, however, that for purposes of an Incentive Stock Option, such service shall only include service as an employee or an approved absence while serving as an employee.

"Disability" shall mean any illness or other physical or mental condition of a Participant that renders the Participant incapable of performing his or her customary and usual duties for the Company or an Affiliate, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Committee, is permanent and continuous in nature. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the above, with respect to an Incentive Stock Option, "Disability" shall mean "Permanent and Total Disability" as defined in Section 22(e)(3) of the Code.

"Effective Date" has the meaning assigned to such term in Section 3.1 of the Plan.

"Eligible Participant" means an employee, officer or director of the Company or any Affiliate.

"Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

"Fair Market Value" on any date, means (i) if the Stock is listed on an Exchange, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on a securities exchange, "Fair Market Value" shall mean a price determined by the Committee in good faith on the basis of objective criteria.

"Grant Date" means the date an Award is made by the Committee.

"Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

"Non-Employee Director" means a director of the Company or an Affiliate who is not a common law employee of the Company or an Affiliate.

"Non-Statutory Stock Option" means an Option that is not an Incentive Stock Option.

"Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Statutory Stock Option.

"Parent or Subsidiary" means a "parent corporation" or "subsidiary corporation" as such terms are defined in Sections 424(e) and (f) of the Code.

"Participant" means a person who, as an employee, officer or director of the Company or any Affiliate, has been granted an Award under the Plan; provided, however, that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Section 9.4 of the Plan or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

"Plan" means this ASB Bancorp, Inc. 2012 Equity Incentive Plan, as amended from time to time.

"Restricted Stock Award" means Stock granted to a Participant under Article 8 of the Plan that is subject to certain restrictions and to risk of forfeiture.

"Shares" means shares of the Company's Stock. If there has been an adjustment or substitution pursuant to Article 10 of the Plan, the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted pursuant to Article 10 of the Plan.

"Stock" means the common stock of the Company, par value $0.01, and such other securities of the Company as may be substituted for Stock pursuant to Article 10 of the Plan.

"1933 Act" means the Securities Act of 1933, as amended from time to time.

"1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 3
EFFECTIVE TERM OF PLAN

3.1 EFFECTIVE DATE. The Plan shall be effective as of the date it is approved by the stockholders of the Company (the "Effective Date").

3.2 TERMINATION OF PLAN. The Plan shall terminate on the tenth anniversary of the Effective Date. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination.

ARTICLE 4
ADMINISTRATION

4.1 COMMITTEE. The Plan shall be administered by a Committee appointed by the Board of Directors (which Committee shall consist of at least two disinterested directors) or, at the discretion of the Board of Directors from time to time, the Plan may be administered by the full Board of Directors. It is intended that at least two of the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) or "outside directors" (within the meaning of Section 162(m) of the Code and the regulations thereunder) and that any such members of the Committee who do not so qualify shall abstain from participating in any decision to make or administer Awards that are made to Eligible Participants who, at the time of consideration for such Award, (i) are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or (ii) are reasonably anticipated to become Covered Employees during the term of the Award. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board of Directors. The Board of Directors may reserve for itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes. To the extent the Board of Directors has reserved any authority and responsibility or during any time that the Board of Directors is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board of Directors. To the extent any action of the Board of Directors under the Plan conflicts with actions taken by the Committee, the actions of the Board of Directors shall control.

4.2 ACTION AND INTERPRETATIONS BY THE COMMITTEE. For purposes of administering the Plan, the Committee may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, consistent with the Plan, as the Committee may deem appropriate. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties. Each member of the Committee is entitled, in good faith, to rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, by the Company's or an Affiliate's independent certified public accountants, by Company counsel or by any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

4.3 AUTHORITY OF COMMITTEE. Except as provided below, the Committee has the exclusive power, authority and discretion to:

(a) Grant Awards;

(b) Designate Participants;

(c) Determine the type or types of Awards to be granted to each Participant;

(d) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(e) Determine the terms and conditions of any Award granted under the Plan, including, but not limited to, the exercise price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(f) Accelerate the vesting, exercisability or lapse of restrictions of any outstanding Award in accordance with Articles 9 and 10 of the Plan, based in each case on such considerations as the Committee in its sole discretion determines;

(g) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(h) Decide all other matters that must be determined in connection with an Award;

(i) Establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k) Amend the Plan or any Award Agreement as provided herein.

Notwithstanding the above, the Board of Directors or the Committee may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, the Committee's authority under subsections (a) through (h) above, pursuant to a resolution that specifies the total number of Options or Restricted Stock Awards that may be granted under the delegation; provided that no officer may be delegated the power to designate himself or herself as a recipient of such Awards; and provided further, that no delegation of its duties and responsibilities may be made to officers of the Company with respect to Awards to Eligible Participants who as of the Grant Date are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or who as of the Grant Date are reasonably anticipated to become Covered Employees during the term of the Award. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report to the Committee regarding the delegated duties and responsibilities.

4.4 AWARD AGREEMENTS. Each Award shall be evidenced by an Award Agreement. Each Award Agreement shall include such provisions, consistent with the Plan, as may be specified by the Committee.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1 NUMBER OF SHARES. Subject to adjustment as provided in Article 10 of the Plan, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 781,837.

5.2 SHARE COUNTING. Any Shares subject to an Award that is forfeited, expires, or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award shall, to the extent of such forfeiture, expiration, or non-issuance, again become available for Awards under this Plan and correspondingly increase the number of Shares available for grant and issuance under the Plan. The following Shares shall not, however, again become available for Awards or increase the number of Shares available for grant under the Plan: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of a Option issued under this Plan, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award, and (iii) Shares repurchased by the Company with proceeds received from the exercise of an Option issued under this Plan.

5.3 STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 10), the maximum number of Shares that may be delivered pursuant to Awards under the Plan is 781,837, of which the maximum number of Shares that may be delivered pursuant to Award of Restricted Stock under the Plan is 223,382 and the maximum number that may be delivered pursuant to Option exercises is 558,455.

ARTICLE 6
ELIGIBILITY

Awards may be granted only to Eligible Participants; except that Incentive Stock Options may be granted only to Eligible Participants who are employees of the Company or a Parent or Subsidiary of the Company.

ARTICLE 7
STOCK OPTIONS

7.1 GENERAL. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) **Exercise Price.** The exercise price of an Option shall not be less than the Fair Market Value per Share as of the Grant Date.

(b) **Time and Conditions of Exercise.** The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(d) of the Plan. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested. The Committee may waive any exercise or vesting provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable or vested at an earlier date.

(c) **Payment.** The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, Shares, or other property (including "cashless exercise" arrangements), and the methods by which Shares shall be delivered or deemed to be delivered to Participants.

(d) **Exercise Term.** In no event may any Option be exercisable for more than ten (10) years from the Grant Date.

7.2 INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) **Lapse of Option.** Subject to any earlier termination provision contained in the Award Agreement, an Incentive Stock Option shall lapse upon the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in subsections (3), (4) or (5) below, provide in writing that the Option will extend until a later date, but if an Option is so extended and is exercised after the dates specified in subsections (3) and (4) below, it will automatically become a Non-Statutory Stock Option:

(1) The expiration date set forth in the Award Agreement.

(2) The tenth anniversary of the Grant Date.

(3) Three (3) months after termination of the Participant's Continuous Status as a Participant for any reason other than the Participant's Disability or death.

(4) One (1) year after the Participant's Continuous Status as a Participant by reason of the Participant's Disability.

(5) One (1) year after the Participant's death if the Participant dies while employed or during the three-month period described in paragraph (3), or during the one-year period described in paragraph (4), but before the Option otherwise lapses.

Unless the exercisability of the Incentive Stock Option is accelerated as provided in Articles 9 or 10 of the Plan, if a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the Shares that were otherwise vested on the Participant's termination of employment. Upon the Participant's death, any exercisable Incentive Stock Options may be exercised by the Participant's Beneficiary, determined in accordance with Section 9.4 of the Plan.

(b) **Individual Dollar Limitation.** The aggregate Fair Market Value (determined as of the Grant Date) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 (or any higher value as may be permitted under Section 422 of the Code).

(c) **Ten Percent Owners.** No Incentive Stock Option shall be granted to any individual who, at the Grant Date, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary unless the exercise price per share of such Option is at least one hundred and ten percent (110%) of the Fair Market Value per Share at the Grant Date and the Option expires no later than five (5) years after the Grant Date.

(d) **Expiration of Authority to Grant Incentive Stock Options.** No Incentive Stock Option may be granted pursuant to the Plan after the day immediately prior to the tenth anniversary of the date the Plan was approved by stockholders, or the termination of the Plan, if earlier.

(e) **Right to Exercise.** During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant's Disability, by the Participant's guardian or legal representative.

(f) **Eligible Grantees.** The Committee may not grant an Incentive Stock Option to a person who is not at the Grant Date an employee of the Company or of an Affiliate.

(g) **Limitations of Option Grants for Section 162(m) of the Code.** The Committee may not grant more than 139,613 Options to any individual in any single calendar year.

ARTICLE 8
RESTRICTED STOCK

8.1 GRANT OF RESTRICTED STOCK. The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee.

8.2 ISSUANCE AND RESTRICTIONS. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Except as otherwise provided in an Award Agreement, the Participant shall have all of the rights of a stockholder with respect to the Restricted Stock.

8.3 FORFEITURE. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of Continuous Status as a Participant during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in connection with a Change in Control or in the event of terminations resulting from death or Disability, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

8.4 DELIVERY OF RESTRICTED STOCK. Unless otherwise held in a trust and registered in the name of the trustee, reasonably promptly after the Grant Date with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of the Participant to whom the Restricted Stock was granted, evidencing such shares. Each such stock certificate shall bear the following legend:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the ASB Bancorp, Inc. 2012 Equity Incentive Plan and in the Award Agreement entered into between the registered owner of such shares and ASB Bancorp, Inc. or its Affiliates. A copy of the Plan and the Award Agreement is on file in the office of the Corporate Secretary of ASB Bancorp, Inc."

Such legend shall not be removed until the Participant vests in such shares pursuant to the terms of the Plan and the Award Agreement. Each certificate issued pursuant to this Section 8.4, in connection with a Restricted Stock Award, shall be held by the Company or its Affiliates, unless the Committee determines otherwise.

8.5 VOTING RIGHTS. Unless otherwise determined by the Committee at the time of grant, a Participant holding Restricted Stock shall be entitled to exercise full voting rights with respect to those Shares during the restriction period.

8.6 DIVIDENDS AND OTHER DISTRIBUTIONS. During the restriction period, a Participant holding Restricted Stock may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares. Such dividends shall be paid to the Participant at times determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends that the Committee deems appropriate.

8.7 PERFORMANCE AWARDS. Subject to the limitations of this Plan, the Committee may, in its discretion, grant performance awards to eligible individuals upon such terms and conditions and at such times as the Committee shall determine. Performance awards may be in the form of performance shares. An award of a performance share is a grant of a right to receive shares of Stock that is contingent upon the achievement of performance or other objectives during a specified period and which has a value on the date of grant equal to the Fair Market Value of a share of Stock.

Subject to the terms of this Plan and the requirements of Section 409A of the Code, the Committee has the authority to determine the nature, length and starting date of the period during which a Participant may earn a performance award and will determine the conditions that must be met in order for a performance award to be granted or to vest or be earned. These conditions may include specific performance objectives, continued service or employment for a certain period of time, or a combination of such conditions. Performance awards granted under the Plan may be based on one or more of the following business criteria: tangible book value and changes to tangible book value, basic earnings per common share, basic cash earnings per common share, diluted earnings per common share, diluted cash earnings per common share, net income, cash earnings, net interest income, noninterest income, general and administrative expense to average assets ratio, cash general and administrative expense to average assets ratio, efficiency ratio, cash efficiency ratio, return on average assets, cash return on average assets, return on average stockholders' equity, cash return on average stockholders' equity, return on average tangible stockholders' equity, cash return on average tangible stockholders' equity, core earnings, operating income, operating efficiency ratio, net interest rate spread, loan production volume, nonperforming loans, cash flow, strategic business objectives, consisting of one or more objectives based upon meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures, or goals relating to capital raising and capital management, or any combination of the foregoing. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, past performance of the Company or any subsidiary, operating unit or division of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or shares of common stock outstanding, or to assets or net assets.

No later than ninety (90) days following the commencement of a performance period (or such other time as may be required by Section 162(m) of the Code), the Committee shall, in writing (i) select the performance goal or goals applicable to the performance period, (ii) establish the various targets and bonus amounts that may be earned for such performance period, and (iii) specify the relationship between the performance goals and targets and the amounts to be earned by each Participant for the performance period.

ARTICLE 9
GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1 STAND-ALONE AND TANDEM AWARDS. Awards granted under the Plan may, in the sole discretion of the Committee, be granted either alone or in addition to or, in tandem with, any other Award granted under the Plan.

9.2 TERM OF AWARD. The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option exceed a period of ten (10) years from its Grant Date (or, if Section 7.2(c) applies, five (5) years from its Grant Date).

9.3 LIMITS ON TRANSFER. No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if that Code section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be an option described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, state or federal tax or securities laws applicable to transferable Awards.

9.4 BENEFICIARIES. Notwithstanding Section 9.3 of the Plan, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.5 STOCK CERTIFICATES. All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

9.6 ACCELERATION UPON DEATH OR DISABILITY. Except as otherwise provided in the Award Agreement, upon the Participant's death or Disability during his or her Continuous Status as a Participant, all of such Participant's outstanding Options and other Awards in the nature of rights that may be exercised shall become fully exercisable and all time-based vesting restrictions on the Participant's outstanding Awards shall lapse. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(b) of the Plan, the excess Options shall be deemed to be Non-Statutory Stock Options.

9.7 TERMINATION OF EMPLOYMENT. Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion and in accordance with the terms of the Plan, and any determination by the Committee shall be final and conclusive. A Participant's Continuous Status as a Participant shall not be deemed to terminate in a circumstance in which a Participant transfers from the Company to an Affiliate, transfers from an Affiliate to the Company, or transfers from one Affiliate to another Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three (3) months from the date a Participant is deemed to be an employee of the Company, a Parent or Subsidiary for purposes of Sections 424(e) and 424(f) of the Code, the Options held by such Participant shall be deemed to be Non-Statutory Stock Options.

ARTICLE 10
CHANGE IN CAPITAL STRUCTURE; CHANGE IN CONTROL

10.1 CHANGES IN CAPITAL STRUCTURE. In the event of a corporate event or transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the authorization limits under Article 5 shall be adjusted proportionately, and the Committee shall adjust the Plan and Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: (i) adjustment of the number and kind of Shares which may be delivered under the Plan; (ii) adjustment of the number and kind of Shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Stock unto a lesser number of Shares, the authorization limits under Article 5 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically be adjusted proportionately without any change in the aggregate purchase price therefor.

10.2 ACCELERATED VESTING AND PAYMENT. Subject to the provisions of Section 10.3 of the Plan or as otherwise provided in the Award Agreement, in the event of a Change in Control, unless otherwise specifically prohibited under law or by the rules and regulations of an Exchange:

(a) Any and all Options granted hereunder shall become immediately exercisable; additionally, if a Participant's employment or service is involuntarily terminated or constructively terminated for any reason except cause (as determined by the Committee) within twelve (12) months of the Change in Control, the Participant shall have until the expiration of the term of the Option to exercise such Options;

(b) Any time-based and other restrictions imposed on Restricted Stock shall lapse; and

(c) The Committee shall have the ability to unilaterally determine that all outstanding Awards are cancelled upon a Change in Control, and the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreement, be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control.

10.3 ALTERNATIVE AWARDS. Notwithstanding Section 10.2 of the Plan, no cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted Award hereinafter called an "Alternative Award") by any successor as described in Section 12.16 of the Plan; provided, however, that any such Alternative Award must:

(a) Be based on stock which is traded on an established U.S. securities market, or that the Committee reasonably believes will be so traded within sixty (60) days after the Change in Control;

(b) Provide the Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award;

(c) Have substantially equivalent economic value to such Award (determined at the time of the Change in Control); and

(d) Have terms and conditions which provide that, in the event the Participant's employment is involuntarily terminated or constructively terminated, any conditions on a Participant's rights under, or any restrictions on transfer or exercisability applicable to, each Alternative Award shall be waived or shall lapse, as the case may be.

ARTICLE 11
AMENDMENT, MODIFICATION AND TERMINATION

11.1 AMENDMENT, MODIFICATION AND TERMINATION. The Board of Directors or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without stockholder approval; provided, however, that if an amendment to the Plan would, in the reasonable opinion of the Board of Directors or the Committee, either (i) materially increase the number of Shares available under the Plan, (ii) expand the types of awards under the Plan, (iii) materially expand the class of Eligible Participants, (iv) materially extend the term of the Plan, or (v) otherwise constitute a material change requiring stockholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of an Exchange, then such amendment shall be subject to stockholder approval; and provided, further, that the Board of Directors or Committee may condition any other amendment or modification on the approval of stockholders of the Company for any reason, including by reason of such approval being necessary or deemed advisable to (i) permit Awards made hereunder to be exempt from liability under Section 16(b) of the 1934 Act, (ii) comply with the listing or other requirements of an Exchange, or (iii) satisfy any other tax, securities or other applicable laws, policies or regulations.

11.2 AWARDS PREVIOUSLY GRANTED. At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however:

(a) Subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, or otherwise settled on the date of such amendment or termination (with the per-share value of an Option for this purpose being calculated as the excess, if any, of the Fair Market Value per Share as of the date of such amendment or termination over the exercise price of such Award);

(b) The original term of an Option may not be extended without the prior approval of the stockholders of the Company;

(c) Except as otherwise provided in Article 10 of the Plan, the exercise price of an Option may not be reduced, directly or indirectly, without the prior approval of the stockholders of the Company; and

(d) No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant affected thereby. An outstanding Award shall not be deemed to be "adversely affected" by a Plan amendment if such amendment would not reduce or diminish the value of such Award determined as if the Award had been exercised, vested, or otherwise settled on the date of such amendment (with the per-share value of an Option for this purpose being calculated as the excess, if any, of the Fair Market Value per Share as of the date of such amendment over the exercise or base price of such Award).

ARTICLE 12
GENERAL PROVISIONS

12.1 NO RIGHTS TO AWARDS; NON-UNIFORM DETERMINATIONS. No Participant or any Eligible Participant shall have any claim to be granted any Award under the Plan. Neither the Company, its Affiliates nor the Committee is obligated to treat Participants or Eligible Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Eligible Participants who receive, or are eligible to receive, Awards (whether or not Eligible Participants are similarly situated).

12.2 NO STOCKHOLDER RIGHTS. Except as otherwise provided in this Plan or in an Award Agreement, no Award gives a Participant any of the rights of a stockholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.3 WITHHOLDING. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. If Shares are surrendered to the Company to satisfy withholding obligations in excess of the minimum withholding obligation, such Shares must have been held by the Participant as fully vested shares for such period of time, if any, as necessary to avoid variable accounting for the Option. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by withholding from the Award Shares such number of Award Shares having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes.

12.4 NO RIGHT TO CONTINUED SERVICE. Nothing in the Plan, in any Award Agreement or in any other document or statement made with respect to the Plan, shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment or status as an officer, director or consultant at any time, nor confer upon any Participant any right to continue as an employee, officer, director or consultant of the Company or any Affiliate, whether for the duration of a Participant's Award or otherwise.

12.5 UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or in any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

12.6 RELATIONSHIP TO OTHER BENEFITS. No payment under the plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the company or any affiliate unless expressly provided otherwise in such other plan.

12.7 EXPENSES. The expenses of administering the plan shall be borne by the Company and its affiliates.

12.8 TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.9 GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.10 FRACTIONAL SHARES. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

12.11 GOVERNMENT AND OTHER REGULATIONS.

(a) Notwithstanding any other provision of the Plan, no Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of the rules and regulations of the Securities and Exchange Commission under the 1933 Act), sell such Shares, unless such offer and sale is made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b) Notwithstanding any other provision of the Plan, if at any time the Committee shall determine that the registration, listing or qualification of the Shares covered by an Award upon any Exchange or under any federal, state or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered or received pursuant to such Award unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement.

(c) Notwithstanding any other provision contained in the Plan, this Plan will comply with all applicable regulatory requirements, including the following:

(i) No Options or Restricted Stock Awards granted to any Eligible Participant who is a common law employee may exceed twenty-five percent (25%) of the total amount of Options or Restricted Stock Awards, as applicable, available under the Plan;

(ii) No Options or Restricted Stock Awards granted to any individual Non-Employee Director may exceed five percent (5%) of the total amount of Options or Restricted Stock Awards, as applicable, available under the Plan;

(iii) The aggregate amount of Options or Restricted Stock Awards granted to all Non-Employee Directors may not exceed thirty percent (30%) of the total amount of Options or Restricted Stock Awards, as applicable, under the Plan; and

(iv) No single grant of Options or Restricted Stock Awards under the Plan may become exercisable or vest at a rate more quickly than twenty percent (20%) per year commencing one (1) year from the Grant Date.

12.12 GOVERNING LAW. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the state of North Carolina.

12.13 ADDITIONAL PROVISIONS. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided, however, that such other terms and conditions are not inconsistent with the provisions of the Plan.

12.14 INDEMNIFICATION. To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which such member may be a party or in which he or she may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit, or proceeding against him or her provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify or hold them harmless.

12.15 NO LIMITATIONS ON RIGHTS OF COMPANY. Subject to Section 12.16 of the Plan, the grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume Awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer Shares to an Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer such Shares to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

12.16 SUCCESSORS. Any obligations of the Company or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company or Affiliate, as applicable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark one)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________

Commission File Number: **001-35279**

ASB BANCORP, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**45-2463413**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
11 Church Street, Asheville, North Carolina	**28801**
(Address of principle executive offices)	(Zip code)

(828) 254-7411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**The NASDAQ Global Market**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files) Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer (Do not check if a smaller reporting company)	[ ]	Smaller reporting company	[X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2011, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $0.

There were 5,584,551 shares of the registrant's common stock, par value $0.01 per share, issued and outstanding as of February 29, 2012.

Documents Incorporated by Reference:

Portions of the proxy statement for the registrant's 2012 annual meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

ASB BANCORP, INC.
FORM 10-K
Table of Contents

A Caution About Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include, but are not limited to:

- *statements of our goals, intentions and expectations;*
- *statements regarding our business plans, prospects, growth and operating strategies;*
- *statements regarding the quality of our loan and investment portfolios; and*
- *estimates of our risks and future costs and benefits.*

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- *general economic conditions, either nationally or in our primary market area, that are worse than expected;*
- *a continued decline in real estate values;*
- *changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;*
- *increased competitive pressures among financial services companies;*
- *changes in consumer spending, borrowing and savings habits;*
- *legislative, regulatory or supervisory changes that adversely affect our business;*
- *adverse changes in the securities markets; and*
- *changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.*

Any of the forward-looking statements that we make in this annual report and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Additional factors that may affect our results are discussed below in Item 1A. "Risk Factors" and in other reports filed with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, ASB Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Part I

Item 1. Business

General

ASB Bancorp, Inc. – ASB Bancorp, Inc. ("ASB Bancorp" or the "Company"), a North Carolina corporation, was incorporated in May 2011 to be the holding company for Asheville Savings Bank ("Asheville Savings" or the "Bank") upon the completion of the Bank's conversion from the mutual to the stock form of ownership. Before the completion of the conversion, the Company did not engage in any significant activities other than organizational activities. On October 11, 2011, the mutual to stock conversion was completed and the Bank became the wholly owned subsidiary of the Company. Also on that date, the Company sold and issued 5,584,551 shares of its common stock at a price of $10.00 per share, through which the Company received net offering proceeds of $53.9 million. Additionally, the Company loaned $4.5 million to the Bank's newly formed employee stock ownership plan (the "ESOP") to purchase 446,764 shares of the Company's stock issued in the public offering. The Company's principal business activity is the ownership of the outstanding shares of common stock of the Bank. The Company does not own or lease any real property, but instead uses the premises, equipment and other property of the Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement entered into with the Bank. The Company and the Bank also entered into an income tax allocation agreement that provides for the filing of a consolidated federal income tax return and formalizes procedures for the payment and allocation of federal income taxes between the Company and the Bank.

Asheville Savings Bank – Founded in 1936, the Bank is a North Carolina chartered savings bank headquartered in Asheville, North Carolina. We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our primary market area. We attract deposits from the general public and use those funds to originate primarily one-to four-family residential mortgage loans and commercial real estate loans, and, to a lesser extent, home equity loans and lines of credit, consumer loans, construction and land development loans, and commercial and industrial loans. We conduct our lending and deposit activities primarily with individuals and small businesses in our primary market area.

Our primary market area is Asheville, North Carolina and the rest of Buncombe County where we have eight branch offices, as well as Henderson, Madison, McDowell and Transylvania Counties where we have five branch offices.

Availability of Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on the Company's website, http://ir.ashevillesavingsbank.com, as soon as reasonably practicable after the Company electronically files such reports with, or furnishes them to, the Securities and Exchange Commission (the "SEC"). The information on the Company's website shall not be considered as incorporated by reference into this Form 10-K.

Personnel

At December 31, 2011, the Company had 160 full-time and 14 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationships with our employees are good.

Market Area

We are headquartered in Asheville, North Carolina, which is the county seat of Buncombe County, North Carolina and consider Buncombe, Madison, McDowell, Henderson and Transylvania Counties in western North Carolina and the surrounding areas to be our primary market area. Asheville is situated in the Blue Ridge Mountains at the confluence of the Swannanoa River and French Broad River and is known for its natural beauty and scenic surroundings. The nearby Great Smoky Mountains National Park and Blue Ridge Parkway are among the more visited parks in the United States. In addition, the Asheville metropolitan area has a vibrant cultural and arts community that parallels that of many larger cities in the United States and is home to a number of historical attractions, the most prominent of which is the Biltmore Estate, a historic mansion with gardens and a winery that draws approximately 900,000 tourists each year. Due to its scenic location and diverse cultural and historical offerings, the Asheville metropolitan area has become a popular destination for tourists, which has historically positively impacted our local economy. In addition, affordable housing prices, combined with the region's favorable climate, scenic surroundings and cultural attractions, have also made the Asheville metropolitan area an increasingly attractive destination for retirees seeking to relocate from other parts of the United States.

The Asheville metropolitan area benefits from a diverse economy, and there is no single employer or industry upon which a significant number of our customers are dependent. In addition to the tourism industry, Western North Carolina is also home to a number of manufacturing and technology companies, including Wilsonart International, Inc., Eaton Corporation, Thermo Fischer Scientific and Arvato Digital Services. Furthermore, the region is home to a number of educational organizations, private colleges and large public universities, such as the University of North Carolina at Asheville. Mission Health System, a leading employer in the Asheville metropolitan area, has also been nationally recognized as a top hospital network for cardiovascular and orthopedic medicine.

The recent economic recession has caused the Asheville metropolitan area to experience a decline in tourism and a reduced influx of retirees from other parts of the country, which has negatively impacted our local economy. In addition, the recent economic recession has also resulted in increased job losses in the manufacturing services sector. Over the course of the past year, the tourism industry in the Asheville metropolitan area has largely recovered, which has positively impacted the economy in a number of our local markets, such as Buncombe and Henderson Counties, that directly benefit from this industry and has caused the overall unemployment rate in the Asheville metropolitan area to decrease to 7.9% in December 2011 from its recent high of 10.2% in February 2010 according to statistics published by the Employment Security Commission of North Carolina ("ESCNC"). For comparative purposes, the ESCNC reported seasonally adjusted unemployment rates of 9.9% for North Carolina and 8.5% for the United States for December 2011. However, the Asheville metropolitan area has continued to experience a reduced number of relocating retirees and a decline in the manufacturing industry. The Company also considers McDowell County and Transylvania County, which are not included in the unemployment statistics for the Asheville metropolitan area, as part of its primary market area. The December 2011 unemployment rates were 12.6% for McDowell County and 9.6% for Transylvania County.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from several financial institutions operating in our primary market area and from other financial service companies such as securities brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2011, which is the most recent date for which deposit market share data is available from the Federal Deposit Insurance Corporation, we held approximately 11.05% of the deposits in Buncombe County, North Carolina, 24.13% of the deposits in Madison County, North Carolina, 17.49% of the deposits in McDowell County, North Carolina, 3.49% of the deposits in Henderson County, North Carolina and 5.13% of the deposits in Transylvania County, North Carolina. This data does not reflect deposits held by credit unions with which we also compete. In addition, banks owned by large national and regional holding companies and other community-based banks also operate in our primary market area. Some of these institutions are larger than us and, therefore, have greater resources.

Our competition for loans comes primarily from financial institutions, including credit unions, in our primary market area and from other financial service providers, such as mortgage companies, mortgage brokers and private investors. Competition for loans also comes from non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet, and made it possible for non- depository institutions to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. The largest component of our loan portfolio is real estate mortgage loans, primarily one- to four-family residential mortgage loans and commercial mortgage loans, and to a lesser extent, revolving mortgage loans (which consist of home equity loans and lines of credit), consumer loans, construction and land development loans, and commercial and industrial loans. We originate loans for investment purposes, although we generally sell our fixed-rate residential mortgage loans into the secondary market with servicing released.

We intend to continue to emphasize residential and commercial mortgage lending, while also concentrating on ways to expand our commercial and industrial lending activities with a focus on serving small businesses and emphasizing relationship banking in our primary market area. We do not offer Alt-A, sub-prime or no-documentation mortgage loans.

Our emphasis on commercial mortgage, and commercial construction and land development loans exposed us to losses as the recent economic recession, whose adverse effects were delayed in impacting western North Carolina, adversely affected businesses and developers in our market area. While our charge-offs declined in 2011 compared to 2010, low demand for real estate continued to place pressure on real estate values. In 2011, we charged off $1.9 million of our commercial construction and land development loan portfolio, $1.1 million of our commercial mortgage portfolio and $1.0 million of our commercial and industrial loan portfolio. We also charged off $1.7 million of our non-commercial mortgage loan portfolio and $400,000 of our consumer loan portfolio. In 2010, we charged off $7.9 million of our commercial construction and land development loan portfolio and $6.1 million of our commercial mortgage portfolio. We also charged off $3.0 million of our non-commercial mortgage loan portfolio and $1.1 million of our consumer loan portfolio in 2010. The losses in our consumer loan portfolio were related primarily to our indirect financing of automobile loans and, as a result of such losses, we suspended our indirect automobile financing activities. We continue to emphasize our commercial mortgage lending activities. However, due to recent economic conditions, we have also suspended most financing of the construction of any properties built on a speculative basis. Our current focus is to originate commercial mortgage loans secured by owner-occupied properties and small business loans.

One-to Four-Family Residential Loans. At December 31, 2011, we had $175.9 million in one- to four-family residential loans, which represented 40.6% of our total loan portfolio. Our origination of residential mortgage loans enables borrowers to purchase or refinance existing homes located in our primary market area.

Our residential lending policies and procedures conform to the secondary market guidelines. We offer a mix of adjustable rate mortgage loans and fixed-rate mortgage loans with terms of up to 30 years. Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to an initially discounted interest rate and loan fees for multi-year adjustable-rate mortgages. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. We sell most of the fixed-rate mortgages we originate, which reduces our balances of adjustable rate mortgages as they are refinanced into fixed-rate mortgages during periods of low interest rates. We determine the loan fees, interest rates and other provisions of mortgage loans based on our own pricing criteria and competitive market conditions.

Interest rates and payments on our adjustable-rate mortgage loans adjust at intervals of one to five years after an initial fixed period that ranges from one to seven years. Interest rates on our adjustable-rate loans generally are indexed to the US Treasury Constant Maturity Index for the applicable periods. However, in some limited situations, these loans are indexed to the one year London Interbank Offered Rate (LIBOR).

While one-to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans on a regular basis. We do not offer residential mortgage loans with negative amortization and do not currently offer interest-only residential mortgage loans. In the past, we have made interest-only residential mortgages in limited situations involving extremely well qualified borrowers.

We do not make owner occupied one- to four-family residential real estate loans with loan-to-value ratios exceeding 95%, unless the loan is federally guaranteed. Loans with loan-to-value ratios in excess of 80% typically require private mortgage insurance. In addition, we do not make non- owner occupied one- to four-family residential real estate loans with loan-to-value ratios exceeding 85% unless we are able to sell the loan on the secondary market. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We also require title insurance on all mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for all loans located in flood hazard areas.

Commercial Mortgage Loans. We offer fixed- and adjustable-rate mortgage loans secured by non-residential real estate and multi-family properties. At December 31, 2011, commercial mortgage loans totaled $139.9 million, or 32.3% of our total loan portfolio, of which $139.1 million was performing. Our commercial mortgage loans are generally secured by commercial, industrial and manufacturing, small to moderately-sized office and retail properties, hotels, multi-family properties and hospitals and churches located in our primary market area. Although we have historically made commercial mortgage loans that are secured by both owner-occupied and nonowner-occupied properties, we are currently emphasizing the origination of commercial mortgage loans that are secured by owner-occupied properties. At December 31, 2011, $31.5 million or 22.5% of our commercial real estate loans were secured by owner-occupied properties.

We originate fixed-rate and adjustable-rate commercial mortgage loans, generally with terms of three to five years and payments based on an amortization schedule of up to 30 years, resulting in "balloon" balances at maturity. For our adjustable-rate commercial mortgage loans, interest rates are typically equal to the prime lending rate as reported in *The Wall Street Journal* plus an applicable margin. Currently, our adjustable-rate commercial mortgage loans typically provide for an interest rate floor. Loans are secured by first mortgages, generally are originated with a maximum loan-to-value ratio of 85% and may require specified debt service coverage ratios depending on the characteristics of the project. Rates and other terms on such loans generally depend on our assessment of credit risk after considering such factors as the borrower's financial condition, credit history, loan-to-value ratio, debt service coverage ratio and other factors, including whether the property securing the loan will be owner occupied.

At December 31, 2011, our largest commercial mortgage loan had an outstanding balance of $6.6 million. This loan was originated in March 2008 and is secured by a multi-use property, including office, manufacturing and warehouse space, located in Asheville, North Carolina. The loan is currently performing in accordance with its original terms.

Construction and Land Development Loans. We have originated construction and land development loans for commercial properties, such as retail shops and office units, and multi-family properties, and construction and land development loans for one-to four-family homes. At December 31, 2011, commercial construction and land development loans totaled $22.4 million, which represented 5.2% of our total loan portfolio, of which $7.7 million were performing, and residential construction and land development loans totaled $3.9 million, which represented 0.9% of our total loan portfolio, of which $3.8 million were performing. Residential construction loans are typically for a term of 12 months with monthly interest only payments, and generally are followed by an automatic conversion to a 15-year to 30-year permanent loan with monthly payments of principal and interest. Except for speculative loans, discussed below, residential construction loans are generally only made to homeowners and the repayment of such loans generally comes from the proceeds of a permanent mortgage loan for which a commitment is typically in place when the construction loan is originated. Interest rates on construction loans are generally tied to an index plus an applicable margin. We generally require a maximum loan-to-value ratio of 80% for all construction loans.

We generally disburse funds on a percentage-of-completion basis following an inspection by a third party inspector.

In the past, we have originated speculative construction loans to builders who have not identified a buyer for the completed property at the time of origination. However, due to recent economic conditions, we are no longer emphasizing the origination of speculative construction loans. At December 31, 2011, we had speculative residential construction loans of $429 thousand and speculative commercial construction loans of $9.5 million.

At December 31, 2011, our largest construction loan was to fund a project to develop mixed-use retail, commercial office and residential condominiums in western North Carolina. During the fourth quarter of 2011, the loan migrated from a performing troubled debt restructured loan to a nonaccruing troubled debt restructured loan. As of December 31, 2011, the primary loan had a balance of $8.6 million and the Bank's additional loan to a third party associated with the borrower's Chapter 11 bankruptcy plan for the purpose of facilitating a debtor in possession loan to complete certain key units in the project had a balance of $2.3 million. The debtor in possession loan, which totaled $2.9 million including funds loaned by the third party, has a superior position to the Bank's primary loan. The court dismissed the bankruptcy and the loans stopped performing. The project has eight retail condominiums of which four have been leased, 11 office condominiums of which three have sold, and 29 residential condominiums of which one has sold.

We also selectively originate loans to individuals and developers for the purpose of developing vacant land in our primary market area, typically for building an individual's future residence or, in the case of a developer, residential subdivisions. Land development loans, which are offered for terms of up to 18 months, are generally indexed to the prime rate as reported in *The Wall Street Journal* plus an applicable margin. We generally require a maximum loan-to-value ratio of 75% of the discounted market value based upon expected cash flows upon completion of the project. We also originate loans to individuals secured by undeveloped land held for investment purposes. These loans are typically amortized for no more than fifteen years with a three- or five-year balloon payment. At December 31, 2011, our largest land development loan had an outstanding balance of $3.7 million and was on nonaccruing status due to nonperformance.

Revolving Mortgages and Consumer Loans. We offer revolving mortgage loans, which consist of home equity loans and lines of credit, and various consumer loans, including automobile loans and loans secured by deposits. At December 31, 2011, revolving mortgage loans totaled $51.0 million, or 11.8% of our total loan portfolio, of which $50.6 million were performing, and consumer loans totaled $22.6 million, or 5.2% of our total loan portfolio, of which $22.5 million were performing. Our revolving mortgage loans consist of both home equity loans with fixed-rate amortizing terms of up to 15 years and adjustable rate lines of credit with interest rates indexed to the prime rate, as published in *The Wall Street Journal*, plus an applicable margin. At December 31, 2011, our largest outstanding revolving mortgage loan balance was $406,000, which was performing. Consumer loans typically have shorter maturities and higher interest rates than traditional one- to four-family lending. We typically do not originate home equity loans with loan-to-value ratios exceeding 80%, including any first mortgage loan balance. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Prior to 2010, we originated indirect financing for automobile loans. However, this product was suspended because we began experiencing substantial losses on that component of our portfolio. Any future reinstatement of this lending program will be conducted in accordance with prudent underwriting standards. As of December 31, 2011, substantially all of our consumer loans were comprised of our remaining indirect automobile financing portfolio.

Commercial and Industrial Loans. We typically offer commercial and industrial loans to small businesses located in our primary market area. At December 31, 2011, commercial and industrial loans totaled $17.5 million, which represented 4.1% of our total loan portfolio. Commercial and industrial loans consist of floating rate loans indexed to the prime rate as published in *The Wall Street Journal* plus an applicable margin and fixed rate loans for terms of up to 25 years, depending on the collateral type. Our commercial and industrial loan portfolio consists primarily of loans that are secured by equipment, accounts receivable and inventory, but also includes a smaller amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. Key loan terms vary depending on the collateral, the borrower's financial condition, credit history and other relevant factors.

At December 31, 2011, our largest commercial and industrial loan was the $2.3 million debtor in possession loan discussed above, which is no longer performing in accordance with its original terms. At December 31, 2011, our second largest commercial and industrial loan had an outstanding balance of $1.3 million. This loan was originated in October 2009 and is secured by the borrower's inventory of automobile parts. The loan is performing in accordance with its original terms.

Loan Underwriting

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial Mortgage Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial mortgage lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income producing properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. We apply what we believe to be conservative underwriting standards when originating commercial mortgage loans and seek to limit our exposure to lending concentrations to related borrowers, types of business and geographies, as well as seeking to participate with other banks in both buying and selling larger loans of this nature. Management has hired additional experienced lending officers and credit management personnel over the past several years in order to continue to safely manage this type of lending. To monitor cash flows on income producing properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. An environmental survey is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction and Land Development Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment if liquidation is required. If we are forced to foreclose on a building before or at completion due to a default, we may be unable to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land development loans have substantially similar risks to speculative construction loans. To monitor cash flows on construction properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and, in reaching a decision on whether to make a construction or land development loan, we consider and review a global cash flow analysis of the borrower and consider the borrower's expertise, credit history and profitability. We also generally disburse funds on a percentage-of-completion basis following an inspection by a third party inspector.

Revolving Mortgages and Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as motor vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. In the case of home equity loans, real estate values may be reduced to a level that is insufficient to cover the outstanding loan balance after accounting for the first mortgage loan balance. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial and Industrial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors and management. Selected employees have been granted individual lending limits, which vary depending on the individual, the type of loan and whether the loan is secured or unsecured. Currently, our Executive Vice President and Chief Lending Officer and our President and Chief Executive Officer each have aggregate secured lending authority up to $750,000 per loan and unsecured lending authority up to $250,000 per loan. Any single transaction of $250,000 or less, when the total relationship exposure is greater than $1.5 million, can be approved by either our Executive Vice President and Chief Lending Officer or our President and Chief Executive Officer. In addition, our Senior Vice President and Senior Credit Manager has secured lending authority up to $500,000 and unsecured lending authority up to $150,000, our Senior Vice President and Regional Manager has consumer lending authority up to $150,000 real estate secured, $50,000 in other secured lending, and $50,000 in unsecured lending, our Vice President of Retail and Small Business Lending has consumer and small business lending authority up to $150,000 real estate secured, $50,000 in other secured lending, and $25,000 in unsecured lending, and other lending personnel have various smaller lending authorities based on experience and job knowledge. Our Vice President of Mortgage Lending has secured mortgage lending authority up to $350,000. Loan requests between $750,000 and $1.5 million may be approved jointly by our Executive Vice President and Chief Lending Officer and our President and Chief Executive Officer. For loans in excess of $1.5 million, the Bank's Loan Committee has final approval authority.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited by regulation to 15% of our unimpaired capital and surplus, as defined. At December 31, 2011, our regulatory limit on loans to one borrower was $14.9 million. At that date, our largest lending relationship was also our largest commercial construction loan, an $8.6 million loan coupled with a debtor in possession loan to a third party in the amount of $2.3 million for a total related debt of $10.9 million. Both loans were no longer performing in accordance with their terms.

Loan Commitments. We typically issue commitments for most loans conditioned upon the occurrence of certain events. Commitments to originate loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 45 to 60 days. See note 13 to the consolidated financial statements included in this annual report.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in other permissible securities. As a member of the Federal Home Loan Bank of Atlanta, we also are required to maintain an investment in Federal Home Loan Bank of Atlanta stock, which is not publicly traded.

At December 31, 2011, our investment portfolio consisted primarily of mortgage-backed securities, U.S. government and agency securities, securities issued by government sponsored enterprises and municipal securities. We do not currently invest in trading account securities.

Our investment objectives are: (i) to provide and maintain liquidity within the guidelines of North Carolina banking law and the regulations of the Federal Deposit Insurance Corporation and (ii) to manage interest rate risk. Our board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy. Our President and Chief Executive Officer, our Chief Financial Officer and our Treasurer are responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has typically been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.

Borrowings. We use advances from the Federal Home Loan Bank of Atlanta to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank of Atlanta and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth, the Federal Home Loan Bank's assessment of the institution's creditworthiness, collateral value and level of Federal Home Loan Bank stock ownership. We also utilize securities sold under agreements to repurchase and overnight repurchase agreements to supplement our supply of investable funds and to meet deposit withdrawal requirements.

Financial Services

The Bank has an agreement with a third-party registered broker-dealer, LPL Financial LLC ("LPL"), through which the Bank offers its customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. For the years ended December 31, 2011, 2010 and 2009, pursuant to the Bank's agreement with LPL, the Bank received fees of $275,000, $232,000 and $111,000, respectively.

Subsidiaries

The Bank is the Company's sole wholly owned subsidiary. The Bank has two subsidiaries, Appalachian Financial Services, Inc., which was formed to engage in investment activities, and Wenoca, Inc., which serves as the Bank's trustee regarding deeds of trust. Both subsidiaries are organized as North Carolina corporations.

REGULATION AND SUPERVISION

The Bank is a North Carolina chartered savings bank and the wholly owned subsidiary of the Company, which is a North Carolina corporation and registered bank holding company. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to extensive regulation by the North Carolina Commissioner of Banks (the "NCCoB"), as its chartering agency, and by the FDIC, as its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the NCCoB concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and, for purposes of the FDIC, the protection of the insurance fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. The Bank is a member of the Federal Home Loan Bank of Atlanta (the "FHLB of Atlanta" or "FHLB"). The Company is regulated as a bank holding company by the Federal Reserve Board (the "FRB") and the NCCoB. Any change in such regulatory requirements and policies, whether by the North Carolina legislature, the FDIC, the FRB or Congress, could have a material adverse impact on the Company, the Bank and their operations.

Certain regulatory requirements applicable to the Company and the Bank are referred to below or elsewhere herein. This description of statutes and regulations is intended to be a summary of the material provisions of such statutes and regulations and their effects on the Company and the Bank. You are encouraged to reference the actual statutes and regulations for additional information.

Recent Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, significantly changed the current bank regulatory structure and affected the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act eliminated the Office of Thrift Supervision and required that federal savings associations be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorized the FRB to supervise and regulate all savings and loan holding companies.

The Dodd-Frank Act required the FRB to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital are restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months. These new leverage and capital requirements must take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets are examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives the state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd Frank Act also broadened the base for FDIC insurance assessments, permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and provided that noninterest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012. Lastly, the Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company's proxy materials. The legislation also directs the FRB to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

It remains difficult to predict what impact the new legislation and implementing regulations will have on community banks such as Asheville Savings, including the lending and credit practices of such banks. Moreover, many of the provisions of the Dodd-Frank Act are not yet in effect, and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations may increase our operating and compliance costs in the future.

North Carolina Banking Laws and Supervision

General. As a North Carolina savings bank, Asheville Savings is subject to supervision, regulation and examination by the NCCoB and to various North Carolina statutes and regulations which govern, among other things, investment powers, lending and deposit taking activities, borrowings, maintenance of surplus and reserve accounts, distributions of earnings and payment of dividends. In addition, Asheville Savings is also subject to North Carolina consumer protection and civil rights laws and regulations. The approval of the NCCoB is required for a North Carolina savings bank to establish or relocate branches, merge with other financial institutions, organize a holding company, issue stock and undertake certain other activities.

Net Worth Requirement. North Carolina law requires that a North Carolina savings bank maintain a net worth of not less than 5% of its total assets. Intangible assets must be deducted from net worth and assets when computing compliance with this requirement.

Investment Activities. Subject to limitation by the NCCoB, North Carolina savings banks may make any loan or investment or engage in any activity that is permitted to federally chartered institutions. In addition to such lending authority, North Carolina savings banks are generally authorized to invest funds in certain statutorily permitted investments, including but not limited to (i) obligations of the United States, or those guaranteed by it; (ii) obligations of the State of North Carolina; (iii) bank demand or time deposits; (iv) stock or obligations of the federal deposit insurance fund or a Federal Home Loan Bank; (v) savings accounts of any savings institution as approved by the board of directors; and (vi) stock or obligations of any agency of the State of North Carolina or of the United States or of any corporation doing business in North Carolina whose principal business is to make education loans. However, a North Carolina savings bank cannot invest more than 15% of its total assets in business, commercial, corporate and agricultural loans, and cannot directly or indirectly acquire or retain any corporate debt security that is not of investment grade.

Loans to One Borrower Limitations. North Carolina law provides state savings banks with broad lending authority. However, subject to certain limited exceptions, no loans and extensions of credit to any borrower outstanding at one time and not fully secured by readily marketable collateral shall exceed 15% of the net worth of the savings bank. In addition, loans and extensions of credit fully secured by readily marketable collateral may not exceed 10% of the net worth of the savings bank. These limitations do not apply to loans or obligations made: (i) for any purpose otherwise permitted under North Carolina law in an amount not to exceed $500,000; (ii) to develop domestic residential housing units, not to exceed the lesser of $30.0 million or 30% of the savings bank's net worth, provided that the purchase price of each single-family dwelling in the development does not exceed $500,000 and the aggregate amount of loans made pursuant to this authority does not exceed 150% of the savings bank's net worth; or (iii) to finance the sale of real property acquired in satisfaction of debts in an amount up to 50% of the savings bank's net worth.

Dividends. A North Carolina stock savings bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if after making such distribution, the institution would become, or if it already is, "undercapitalized" (as such term is defined under applicable law and regulations) or such transaction would reduce the net worth of the institution to an amount which is less than the minimum amount required by applicable federal and state regulations.

Regulatory Enforcement Authority. Any North Carolina savings bank that does not operate in accordance with the regulations, policies and directives of the NCCoB may be subject to sanctions for noncompliance, including revocation of its articles of incorporation. The NCCoB may, under certain circumstances, suspend or remove officers or directors of a state savings bank who have violated the law or conducted the bank's business in a manner which is unsafe or unsound. Upon finding that a state savings bank has engaged in an unsafe, unsound or discriminatory manner, the NCCoB may issue an order to cease and desist and impose civil monetary penalties on the institution.

Federal Banking Regulations

Capital Requirements. Under the FDIC's regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as Asheville Savings, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common shareholder's equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

In addition, FDIC regulations require state non-member banks to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or "risk-based capital ratios." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0.0% to 100.0%. State nonmember banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Most recently, the agencies have established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. Since the enactment of Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), all state-chartered federally insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDICIA and the FDIC regulations promulgated thereunder permit exceptions to these limitations. For example, state chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Global Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is 100% of Tier 1 Capital, as specified by the FDIC's regulations, or the maximum amount permitted by North Carolina law, whichever is less. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates. Transactions between banks and their related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act and Regulation W (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution's capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act. The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws assuming such loans are also permitted under the law of the institution's chartering state. Under such laws, the Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such person's control, is limited. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited by specific categories.

Enforcement. The FDIC has extensive enforcement authority over insured state-chartered savings banks, including Asheville Savings. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts. The FDIC insures deposits at FDIC insured financial institutions such as Asheville Savings. Deposit accounts at the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. Certain accounts are 100% insured through the end of 2012. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund.

As part of its plan to restore the Deposit Insurance Fund in the wake of the large number of bank failures following the financial crisis, the FDIC imposed a special assessment of 5 basis points for the second quarter of 2009. In addition, the FDIC has required all insured institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. As part of this prepayment, the FDIC assumed a 5% annual growth in the assessment base and applied a 3 basis point increase in assessment rates effective January 1, 2011.

In February 2011, the FDIC published a final rule under the Dodd-Frank Act to reform the deposit insurance assessment system. The rule redefines the assessment base used for calculating deposit insurance assessments effective April 1, 2011. Under the new rule, assessments will be based on an institution's average consolidated total assets minus average tangible equity as opposed to total deposits. Since the new base will be much larger than the current base, the FDIC also lowered assessment rates so that the total amount of revenue collected from the industry will not be significantly altered. The new rule is expected to benefit smaller financial institutions, which typically rely more on deposits for funding, and shift more of the burden for supporting the insurance fund to larger institutions, which have greater access to non-deposit sources of funding. The Bank's 2011 FDIC insurance cost decreased approximately $288,000 primarily as a result of these changes.

Federal Home Loan Bank System. Asheville Savings is a member of the Federal Home Loan Bank System, which consists twelve regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. Asheville Savings, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. At December 31, 2011, Asheville Savings complied with this requirement with an investment in FHLB of Atlanta stock of $3.9 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements, or general results of operations, could reduce or eliminate the dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution's rating and requires the Federal Deposit Insurance Corporation to provide a written evaluation of an association's Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

Asheville Savings received a "satisfactory" rating as a result of its most recent Community Reinvestment Act assessment.

Other Regulations

Interest and other charges collected or contracted for by Asheville Savings are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

• Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Asheville Savings also are subject to, among other things, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the "USA PATRIOT Act"), which significantly expands the responsibilities of financial institutions in preventing the use of the U.S. financial system to fund terrorist activities. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties.

Federal Reserve System

The FRB regulations require savings institutions to maintain noninterest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal ("NOW") and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $59.5 million; a 10% reserve ratio is applied above $59.5 million. The first $11.5 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. The amounts are adjusted annually. Asheville Savings complies with the foregoing requirements.

Holding Company Regulation

The Company is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the FRB. As a result, prior FRB approval would be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

The Company is also subject to the FRB's capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for Asheville Savings.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. The FRB has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would have potential applicability if the Company ever held as a separate subsidiary a depository institution in addition to Asheville Savings.

The Company and the Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company or the Bank.

The status of the Company as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As a result, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934, as amended.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act of 2002, the Company's principal executive officer and principal financial and accounting officer each are required to certify that the Company's quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. We report our income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have not been audited during the last five years. For its 2011 and 2010 calendar years, the Company's maximum federal income tax rate was 34%.

The Company and the Bank have entered into a tax allocation agreement. Because the Company owns 100% of the issued and outstanding capital stock of the Bank, the Company and the Bank are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group the Company is the common parent corporation. As a result of this affiliation, the Bank may be included in the filing of a consolidated federal income tax return with the Company and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.

Distributions. If Asheville Savings makes "non-dividend distributions" to the Company, the distributions will be considered to have been made from the Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from the Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in the Bank's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Asheville Savings makes a non-dividend distribution to the Company, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Asheville Savings does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

North Carolina. North Carolina imposes corporate income and franchise taxes. North Carolina's corporate income tax is 6.9% of the portion of a corporation's net income allocable to the state. If a corporation in North Carolina does business in North Carolina and in one or more other states, North Carolina taxes a fraction of the corporation's income based on the amount of sales, payroll and property it maintains within North Carolina. North Carolina franchise tax is levied on business corporations at the rate of $1.50 per $1,000 of the largest of the following three alternate bases: (i) the amount of the corporation's capital stock, surplus and undivided profits apportionable to the state; (ii) 55% of the appraised value of the corporation's property in the state subject to local taxation; or (iii) the book value of the corporation's real and tangible personal property in the state less any outstanding debt that was created to acquire or improve real property in the state.

Any cash dividends, in excess of a certain exempt amount, that would be paid with respect to ASB Bancorp, Inc. common stock to a shareholder (including a partnership and certain other entities) who is a resident of North Carolina will be subject to the North Carolina income tax. Any distribution by a corporation from earnings according to percentage ownership is considered a dividend, and the definition of a dividend for North Carolina income tax purposes may not be the same as the definition of a dividend for federal income tax purposes. A corporate distribution may be treated as a dividend for North Carolina income tax purposes if it is paid from funds that exceed the corporation's earned surplus and profits under certain circumstances.

Item 1A. Risk Factors

Risks Related to Our Business

Significant loan losses could require us to increase our allowance for loan losses through a charge to earnings.

When we loan money we incur the risk that our borrowers will not repay their loans. We provide for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial condition and results of operations. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount recorded in our allowance for loan losses. In addition, we might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. Furthermore, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which our loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our primary regulators, the FDIC and the NCCoB, as part of their examination process, which may result in the establishment of an additional allowance based upon the judgment of the FDIC and/or the NCCoB after a review of the information available at the time of their examination. Our allowance for loan losses amounted to $10.6 million and $12.7 million, or 2.45% and 2.54% of total loans outstanding and 51.53% and 94.43% of nonperforming loans, at December 31, 2011 and December 31, 2010, respectively. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would decrease our earnings. In addition, at December 31, 2011, we had 59 loan relationships with outstanding balances that exceeded $1.0 million, four of which had an aggregate loan balance of $16.0 million that were not performing according to their original terms. The deterioration of one or more of these loans could result in a significant increase in our non-performing loans and our provision for loan losses, which would negatively impact our results of operations.

Our commercial lending activities have exposed us to losses in recent periods and our continued emphasis on commercial lending may expose us to future lending risks.

Our emphasis on commercial mortgage, commercial construction and commercial land development loans has exposed us to losses as the recent economic recession has adversely affected many businesses and developers in our market area. We are continuing to emphasize our commercial mortgage and commercial and industrial lending activities. However, due to recent economic conditions, we have stopped financing the construction of any properties built on a speculative basis and are emphasizing the origination of commercial mortgage loans secured by owner-occupied properties.

At December 31, 2011, our loan portfolio included $139.9 million, or 32.3% of total loans, of commercial mortgage loans, $22.4 million, or 5.2% of total loans, of commercial construction and land development loans, and $17.5 million, or 4.1% of total loans, of commercial and industrial loans. Commercial mortgage loans, commercial construction and land development loans and commercial and industrial loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of these loans often depends on the successful operation of the property and the income stream of the borrowers, and in the case of commercial construction and land development loans, the successful completion and sale of the project. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial and industrial loans also expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

In addition, much of the loans in our commercial loan portfolio were originated in recent years and are unseasoned. Our commercial loan portfolio increased from $137.5 million, or 28.4% of total loans, at December 31, 2006 to $250.2 million or 41.8% of total loans at December 31, 2009 and was $179.9 million, or 41.5% of total loans, at December 31, 2011. During this period, the largest increase in our commercial loan portfolio was in commercial mortgage loans, which increased from $87.1 million, or 18.0% of total loans, at December 31, 2006 to $139.9 million, or 32.3% of total loans, at December 31, 2011. Given the large portion of our commercial loan portfolio that is unseasoned, we do not have a significant payment history pattern from which to judge future collectability, particularly in this period of unfavorable economic conditions. As a result, it may be difficult to predict the future performance of this component of our loan portfolio and these loans may have high delinquency or charge-off levels above our historical experience, which could adversely impact our future performance.

A continuation or worsening of national and local economic conditions could result in increases in our level of non- performing loans and/or reduce demand for our products and services, which may negatively impact our financial condition and results of operations.

Our business activities and earnings are affected by general business conditions in the United States and in our primary market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular. In recent years, the national economy has experienced recessionary conditions that have resulted in general economic downturns, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. The recent economic recession has caused the Asheville metropolitan area to experience a decline in tourism and a reduced influx of retirees from other parts of the country, which has negatively impacted our local economy. In addition, the recent economic recession has also resulted in increased job losses in the manufacturing services sector. Over the course of the past year, the tourism industry in the Asheville metropolitan area has largely recovered, which positively impacted the economy in a number of our local markets, such as Buncombe and Henderson counties, that directly benefit from this industry, but the overall unemployment rate in the Asheville metropolitan area increased to 7.9% in December 2011 from 7.7% in December 2010. The Asheville metropolitan area has continued to experience a reduced number of relocating retirees and a decline in the manufacturing industry. McDowell County, which is located in our primary market area, continued to post unemployment rates that exceeded both the national and state unemployment rates. As of December 2011, the unemployment rate for McDowell County was 12.6%, while the national and state unemployment rates were 8.5% and 9.9%, respectively. In addition, our primary market area has experienced a softening of the local real estate market, including reductions in local property values, and a decline in the local manufacturing industry, which employs many of our borrowers. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Continued or further deterioration in local economic conditions could also drive the level of loan losses beyond the level we have provided for in our allowance for loan and lease losses, which could necessitate increasing our provision for loans losses and reduce our earnings. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

Nearly all of our loans are secured by real estate or made to businesses in our primary market area, which consists of Buncombe, Madison, McDowell, Henderson and Transylvania Counties in North Carolina and the surrounding areas. This concentration makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as inflation, unemployment, recession or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure.

Changes in interest rates may hurt our profits and asset value.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our interest rate spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our borrowings. Changes in interest rates could adversely affect our interest rate spread and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our interest rate spread to expand or contract. Our liabilities are shorter in duration than our assets, so they will adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs will rise faster than the yield we earn on our assets, causing our interest rate spread to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—will also reduce our interest rate spread. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities are shorter in duration than our assets, when the yield curve flattens or even inverts, we will experience pressure on our interest rate spread as our cost of funds increases relative to the yield we can earn on our assets.

The Standard & Poor's downgrade in the U.S. government's sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, could result in risks to the Company and the Bank and general economic conditions that we are not able to predict.

On August 5, 2011, Standard & Poor's downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Instruments of this nature are key assets on the balance sheets of financial institutions, including the Bank. These downgrades could adversely affect the market value of such instruments, and could adversely impact our ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. In addition, these downgrades could materially affect global and domestic financial markets and economic conditions, which may affect the Company's and the Bank's business, financial condition and liquidity and result in future changes in capital requirements or a rebalancing of investment portfolios in response to management's assessment of the related risk weightings. We cannot predict if, when or how these changes to the credit ratings will affect economic conditions. As a result, the changes to the credit ratings could result in a significant adverse impact to the Company, and could exacerbate the other risks to which the Company is subject.

Our business strategy includes moderate growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Over the long term, we expect to experience growth in our assets, our deposits and the scale of our operations, whether through organic growth or acquisitions. However, achieving our growth targets requires us to successfully execute our business strategies. Our business strategies include continuing to diversify our loan portfolio by increasing our commercial and industrial lending activities and introducing new and competitive deposit products. Our ability to successfully grow will also depend on the continued availability of loan opportunities that meet our stringent underwriting standards. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be adversely affected.

Financial reform legislation recently enacted by Congress will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") will significantly change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Asheville Savings, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators.

In addition, the Dodd-Frank Act will increase shareholder influence over boards of directors by requiring certain public companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company's proxy materials.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

Asheville Savings is subject to extensive government regulation, supervision and examination by the FDIC and the NCCoB and the Company is subject to regulation and supervision by the FRB. Such regulation, supervision and examination govern the activities in which we may engage, and is intended primarily for the protection of the deposit insurance fund and our depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations, including the potential for increased compliance costs.

We may have credit risk in our investment and mortgage-backed securities portfolio.

At December 31, 2011, $249.1 million, or 31.5% of our assets, consisted of investment and mortgage-backed securities, $135.1 million, or 54.0% of which were issued by, or have principal and interest payments guaranteed by Fannie Mae or Freddie Mac. On September 7, 2008, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac into federal conservatorship. Although the federal government has committed substantial capital to Fannie Mae and Freddie Mac, these credit facilities and other capital infusions may not be adequate for their needs. If the financial support is inadequate, or if additional support is not provided when needed, these companies could continue to suffer losses and could fail to honor their guarantees and other obligations. As a result, the future roles of Fannie Mae and Freddie Mac could be significantly altered. Failure by Fannie Mae or Freddie Mac to honor their guarantees or obligations, or a significant restructuring of their roles, could have a significant adverse affect on the market value and cash flows of the investment and mortgage-backed securities we hold, resulting in substantial losses. We also maintain an investment in FHLB of Atlanta stock, which totaled $3.9 million at December 31, 2011. In response to unprecedented market conditions and potential future losses, the FHLB of Atlanta has implemented an initiative to preserve capital by significantly reducing the amount of its cash dividend payments, which has adversely affected our income. If the FHLB of Atlanta is unable to meet minimum regulatory capital requirements or is required to aid the remaining Federal Home Loan Banks, our holding of FHLB of Atlanta stock may be determined to be other than temporarily impaired and may require a charge to earnings.

If we continue to experience reduced loan demand, we will be required to invest a significant percentage of our assets in investment securities, which typically have a lower yield than our loan portfolio.

In recent periods, we have experienced a decline in loan demand as deteriorating economic conditions have resulted in elevated unemployment rates, reductions in property values and a decline in the manufacturing industry within certain segments of our primary market area. If we continue to experience reduced loan demand upon consummation of the offering, we will be required to invest a significant percentage of the offering proceeds in investment securities, which generally yield substantially less than the loans we hold in our portfolio. This would negatively impact our results of operations, which are substantially dependent on our net interest income, or the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the deposit insurance fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was approximately $334,000. In December 2009, in lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $3.6 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Strong competition within our market area could hurt our profits and slow growth.

Although we consider ourselves competitive in our primary market area of Buncombe, Madison, McDowell, Henderson and Transylvania Counties in North Carolina and the surrounding areas, we face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our business through our main office, banking centers and other offices. The following table sets forth certain information relating to these facilities as of December 31, 2011.

(dollars in thousands)	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2011
Banking Centers:					
Downtown Asheville (Main Office) 11 Church Street Asheville, NC 28801	1936	24,124	Owned	–	$ 3,564
Black Mountain 300 West State Street Black Mountain, NC 28711	1960	4,500	Owned	–	308
Mars Hill 105 North Main Street Mars Hill, NC 28754	1974	2,500	Owned	–	1,439
Skyland 1879 Hendersonville Road Asheville, NC 28803	1976	3,108	Owned	–	685
East Asheville 10 South Tunnel Road Asheville, NC 28805	1978	3,570	Owned	–	130
North Asheville 778 Merrimon Avenue Asheville, NC 28804	1979	9,846	Owned	–	436
West Asheville 1012 Patton Avenue Asheville, NC 28806	1981	3,670	Owned	–	376
Marion 162 North Main Street Marion, NC 28752	1981	6,000	Owned	–	191
Hendersonville 601 North Main Street Hendersonville, NC 28792	1992	4,000	Owned	–	642
Brevard 2 Market Street Straus Park Brevard, NC 28712	1995	2,100	Owned	–	856
Reynolds 5 Olde Eastwood Village Boulevard US 74 East Asheville, NC 28803	2001	3,500	Owned	–	1,052
Enka-Candler 907 Smoky Park Highway Candler, NC 28715	2003	3,500	Owned	–	1,063

(dollars in thousands)	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2011
Fletcher 3551 Hendersonville Road Fletcher, NC 28732	2008	3,415	Lot Leased Structure Owned	1/31/2027	$ 990
Other Offices:					
Operations and Administration 901 Smoky Park Highway Candler, NC 28715	2003	46,000	Leased	4/30/2017	433
Commercial Lending 11 Church Street Asheville, NC 28801	1998	1,940	Owned	–	– (1)

(1) Net book value is reflected in net book value for our main office located at 11 Church Street, Asheville, North Carolina.

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the Nasdaq Global Market under the symbol "ASBB." The common stock was issued at a price of $10.00 per share in connection with the Bank's mutual-to-stock conversion and the initial public offering of the Company's common stock. The common stock commenced trading on the Nasdaq Global Market on October 12, 2011. As of the close of business on December 31, 2011, there were 5,584,551 shares of common stock outstanding held by 626 holders of record.

The following table sets forth the high and low closing sales prices of the Company's common stock as reported by the Nasdaq Global Market for the periods indicated. As stated above, the Company completed its initial public offering on October 11, 2011 and commenced trading on the Nasdaq Global Market on October 12, 2011. Accordingly, there is no information for high and low sale prices for the first three quarters of the year ended December 31, 2011 or for any quarterly period in the year ended December 31, 2010.

	Market Price Per Share		
Quarter ended:	High Close	Low Close	Last Close
December 31, 2011	$ 11.99	$ 11.30	$ 11.70
September 30, 2011	n/a	n/a	n/a
June 30, 2011	n/a	n/a	n/a
March 31, 2011	n/a	n/a	n/a

The Company did not declare any dividends to its stockholders during the year ended December 31, 2011. See Item 1, *"Business—Regulation and Supervision,"* for more information regarding the restrictions on the Company's and the Bank's abilities to pay dividends.

The Company did not purchase any shares of its common stock during the quarter ended December 31, 2011. Under current FDIC regulations, the Company may not repurchase shares of its common stock during the first year following the Company's initial public offering, except to fund shareholder-approved equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

Item 6. Selected Financial Data

The summary financial data presented below at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are derived in part from the audited consolidated financial statements that appear in this annual report. The following is only a summary and should be read in conjunction with the audited consolidated financial statements and notes included in this annual report.

(in thousands)	December 31, 2011	2010	2009	2008	2007
Selected Financial Condition Data:					
Balances at end of period:					
Total assets	$ 790,868	$ 749,965	$ 749,307	$ 705,095	$ 638,656
Cash and cash equivalents	72,327	24,234	23,176	39,384	54,789
Securities available for sale	243,863	175,445	90,057	37,362	26,996
Securities held to maturity	5,218	5,948	6,958	5,442	10,856
Federal Home Loan Bank stock	3,870	3,970	3,993	5,020	3,325
Loans held for sale	6,590	8,386	3,890	2,926	2,548
Loans receivable, net of deferred fees	432,883	500,003	597,601	590,095	521,154
Allowance for loan losses	(10,627)	(12,676)	(8,994)	(6,403)	(5,074)
Foreclosed real estate	8,125	10,650	3,699	6,272	-
Deposits	608,236	619,757	608,538	535,640	505,290
Overnight and short-term borrowings	758	1,008	1,694	31,219	4,561
Federal Home Loan Bank advances	60,000	60,000	60,000	60,000	50,000
Total equity	115,571	62,881	73,649	69,921	71,059
Average balances for period:					
Average total assets	766,149	759,576	731,351	663,126	628,475
Average loans	471,260	563,013	606,995	556,542	501,627
Average interest-earning assets	724,409	727,338	701,709	633,502	599,742
Average deposits	617,735	620,518	587,457	519,498	499,329
Average interest-bearing liabilities	626,562	638,837	616,244	549,073	518,955
Average total equity	82,151	72,684	71,555	73,018	70,029

(in thousands except per share data)	Year Ended December 31, 2011	2010	2009	2008	2007
Selected Operating Data:					
Interest and dividend income	$ 28,734	$ 32,815	$ 35,654	$ 36,683	$ 39,091
Interest expense	8,642	11,444	14,772	16,745	19,116
Net interest income	20,092	21,371	20,882	19,938	19,975
Provision for loan losses	3,785	22,419	4,655	3,049	932
Net interest income (loss) after provision for loan losses	16,307	(1,048)	16,227	16,889	19,043
Noninterest income	7,949	7,683	7,186	5,286	5,686
Noninterest expense	22,481	22,167	21,091	18,361	17,395
Income (loss) before income tax provision	1,775	(15,532)	2,322	3,814	7,334
Income tax provision (benefit)	588	(6,074)	791	1,382	2,642
Net income (loss)	$ 1,187	$ (9,458)	$ 1,531	$ 2,432	$ 4,692
Selected Per Share Data:					
Earnings per share - basic	$ 0.23	$ -	$ -	n/a	n/a
Earnings per share - diluted	0.23	-	-	n/a	n/a
Tangible book value per share	20.69	n/a	n/a	n/a	n/a
Stock price High	11.99	n/a	n/a	n/a	n/a
Low	11.30	n/a	n/a	n/a	n/a
Close	11.70	n/a	n/a	n/a	n/a

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Performance Ratios:					
Return on average assets	0.15%	-1.25%	0.21%	0.37%	0.75%
Return on average equity	1.44%	-13.01%	2.14%	3.33%	6.70%
Yield on average interest-earning assets	3.98%	4.52%	5.08%	5.79%	6.52%
Cost of average interest-bearing liabilities	1.38%	1.79%	2.40%	3.05%	3.68%
Interest rate spread (1)	2.60%	2.73%	2.68%	2.74%	2.84%
Net interest margin (2)	2.79%	2.94%	2.98%	3.15%	3.33%
Noninterest expense to average assets	2.93%	2.92%	2.88%	2.77%	2.77%
Efficiency ratio (3)	79.90%	76.18%	75.08%	72.79%	67.79%
Average interest-earning assets to average interest-bearing liabilities	115.62%	113.85%	113.87%	115.38%	115.57%
Average equity to average assets	10.72%	9.57%	9.78%	11.01%	11.14%
Capital Ratios:					
Tier 1 risk-based capital to adjusted average assets	11.09%	8.36%	10.13%	10.98%	11.16%
Tier 1 risk-based capital to risk-weighted assets	21.35%	13.04%	13.72%	13.84%	15.42%
Total risk-based capital to risk-weighted assets	22.62%	14.31%	14.98%	15.03%	16.51%
Tangible capital to tangible assets	14.61%	8.38%	9.83%	9.92%	11.13%
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	2.45%	2.54%	1.51%	1.09%	0.97%
Allowance for loan losses as a percent of nonperforming loans	51.53%	94.43%	54.23%	180.32%	103.00%
Net charge-offs to average loans outstanding during period	1.24%	3.33%	0.34%	0.31%	0.10%
Nonperforming loans as a percent of total loans	4.76%	2.68%	2.77%	0.60%	0.94%
Nonperforming assets as a percent of total assets	3.63%	3.21%	2.71%	1.39%	0.77%
Other Data:					
Banking centers	13	13	13	13	12
Full-time equivalent employees	167	165	163	174	175

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 34%.

(2) Represents net interest income as a percent of average interest-earning assets. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 34%.

(4) Represents noninterest expenses divided by the sum of net interest income on a tax equivalent basis using a federal marginal tax rate of 34% and noninterest income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and the notes to consolidated financial statements that appear at the end of this annual report.

Operating Strategy

Our primary objective is to operate and grow a profitable community-oriented financial institution serving customers in our primary market areas. We have sought to achieve this through the adoption of a business strategy designed to maintain a strong capital position and high asset quality. We continue to execute our plan to resolve our asset quality problems. We hired senior management with backgrounds in consumer and commercial banking to help us diversify our product offerings and expand our consumer and commercial deposit and lending products, while emphasizing high asset quality standards. Our operating strategies include the following:

- continuing to provide products and services to individuals and businesses in the communities served by our branch offices;
- continuing to originate residential and commercial mortgage loans;
- expanding our commercial and industrial lending activities and emphasizing the origination of small business loans;
- emphasizing lower cost core deposits to maintain low funding costs;
- expanding our market share within our primary market area; and
- seeking to enhance fee income through providing investment advisory services.

Continuing to provide products and services to individuals and businesses in the communities served by our branch offices.

We have continually operated as a community-oriented financial institution since we were established in 1936. We are committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing quality personal service to our customers. We provide a broad range of consumer and business financial services through our network of banking center offices and will remain steadfast in our pursuit of ways to improve convenience, safety, and service through our product offerings.

Continuing to originate residential and commercial mortgage loans.

Our primary lending focus has been, and will continue to be, on operating as a residential and commercial mortgage lender. We originate fixed and adjustable-rate residential and commercial mortgage loans that are retained in our loan portfolio. However, most of the fixed-rate residential mortgage loans that we originate are sold into the secondary market with servicing released as part of our efforts to reduce our interest rate risk. At December 31, 2011, residential mortgage loans totaled $175.9 million, or 40.6% of our total loan portfolio, and commercial mortgage loans totaled $139.9 million, or 32.3% of our total loan portfolio. Our total residential and commercial mortgage loans decreased to $315.8 million at December 31, 2011 from $388.2 million at December 31, 2009 as we managed our problem loans and experienced low loan demand throughout this two-year period, but we intend to continue to emphasize our residential and commercial mortgage lending activities.

Expanding our commercial and industrial lending activities and emphasizing the origination of small business loans.

We intend to expand our commercial and industrial lending activities and to originate an increased number of small business loans. Management has hired additional experienced lending officers and credit management personnel over the past several years in order to continue to safely manage this type of lending. Although commercial and industrial lending has decreased recently as we have managed our problem loans and experienced low loan demand, our goal is to increase this portion of our portfolio using conservative underwriting practices to increase the yield in our loan portfolio.

Emphasizing lower cost core deposits to maintain low funding costs.

We seek to increase our net interest income by controlling our costs of funding. As a traditional thrift institution, a greater percentage of our deposit accounts has historically been higher balance, higher cost certificates of deposits. Over the past several years, we worked to reduce our dependence on traditional higher cost deposits in favor of stable lower cost core deposits. We used additional product offerings, technology, and a focus on customer service in working toward this goal. In addition, we intend to seek demand deposits by growing commercial banking relationships.

Expanding our market share within our primary market area.

We intend to expand our market share in our primary market area by evaluating additional branch expansion opportunities. Subject to favorable market conditions, our goal is to continue to open additional branch offices in our primary market area. In addition, we are interested in pursuing opportunities to acquire other financial institutions, including through Federal Deposit Insurance Corporation assisted transactions, and branches of other financial institutions in our primary market area and surrounding areas, although we currently have no definitive plans or commitments regarding potential acquisition opportunities.

Seeking to enhance fee income through providing investment advisory services.

Through a relationship with LPL Financial LLC (formerly UVEST Investment Services), we currently provide a full array of investment services for individuals and small businesses, including full access to financial market instruments such as mutual funds. As of December 31, 2011 and 2010, commission income relating to our investment advisory services totaled $275,000 and $232,000, respectively. In the future, we intend to continue to enhance our fee income by providing investment advisory services to our customers through our relationship with LPL.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are deposit and other service charge income, mortgage banking income derived from the sale of loans in the secondary market, income from debit card services, and income from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expense we incur in operating our business consists of salaries and employee benefits expenses, occupancy expenses, federal deposit insurance premiums and assessments, data processing expenses and various other miscellaneous expenses. Our future noninterest expenses are likely to increase as a result of expenses related to shareholder communications and meetings, stock exchange listing fees, the employee stock ownership plan, stock compensation plans, and additional legal and accounting services.

Salaries and employee benefits expenses consist primarily of salaries, wages and bonuses paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. We anticipate recognizing additional future employee compensation expenses stemming from our adoption of new equity-based benefit plans. We cannot determine the actual amount of future compensation expense that will result from these new proposed equity-based benefit plans because applicable accounting guidance requires that the compensation expense recognized on the shares of common stock granted under these plans be based on the fair market value of the common shares measured at specific points in the future.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to forty years.

Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.

Federal deposit insurance premiums and assessments are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for professional services, advertising, office supplies, postage, telephone, foreclosed properties, insurance and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The following represent our critical accounting policies:

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to earnings. Management's estimates of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance monthly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making the evaluation. In addition, the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect our earnings. See note 1 and 5 included in the notes to consolidated financial statements included in this annual report.

Fair Value of Investments. Securities are characterized as available for sale or held to maturity based on management's ability and intent regarding such investment at acquisition. On an ongoing basis, management estimates the fair value of its investment securities based on information and assumptions it deems reliable and reasonable, which may be quoted market prices or if quoted market prices are not available, fair values extrapolated from the quoted prices of similar instruments. Based on this information, an assessment must be made as to whether any decline in the fair value of an investment security should be considered as an other than temporary impairment and recorded in noninterest income as a loss on investments. The determination of such impairment is subject to a variety of factors, including management's judgment and experience. See notes 3 and 13 of the notes to the consolidated financial statements included in this annual report

Deferred Tax Assets. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. See note 1 of the notes to the consolidated financial statements included in this annual report.

Pension Plan. The Company has a noncontributory defined benefit pension plan. This plan is accounted for under the provisions of *ASC Topic 715: Compensation-Retirement Benefits*, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. ASC Topic 715 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. Management must make certain estimates and assumptions when determining the projected benefit obligation. These estimates and assumptions include the expected return on plan assets, the rate of compensation increases over time, and the appropriate discount rate to be used in determining the present value of the obligation. See note 11 of the notes to the consolidated financial statements included in this annual report.

Comparison of Financial Condition at December 31, 2011 and December 31, 2010

General. Total assets increased $40.9 million, or 5.5%, to $790.9 million at December 31, 2011 from $750.0 million at December 31, 2010, primarily due to $53.9 million in proceeds from the sale of Company common stock, net of issuance expenses, in connection with the Bank's mutual to stock conversion, that were partially offset by an $11.5 million reduction in deposits. Cash and cash equivalents also increased $48.1 million, or 198.5%, to $72.3 million at December 31, 2011 from $24.2 million at December 31, 2010 due to the receipt of proceeds from the issuance of stock in the conversion. Investment securities increased $67.7 million, or 37.3%, to $249.1 million at December 31, 2011 from $181.4 million at December 31, 2010, primarily due to the reinvestment of proceeds from loan repayments and prepayments that were not replaced by new loan originations. Loans receivable, net of deferred fees, decreased $67.1 million, or 13.4%, to $432.9 million at December 31, 2011 from $500.0 million at December 31, 2010 as loan repayments, prepayments, and foreclosures continued to outpace new loan originations.

Loans. Loan originations totaled $140.3 million for the year ended December 31, 2011 compared to $197.1 million for the year ended December 31, 2010. Residential mortgage loan originations totaled $81.7 million in 2011 compared to $121.4 million in 2010, while residential construction and land development loan originations totaled $10.7 million in 2011 compared to $15.8 million in 2010. Originations of commercial mortgage, commercial construction and land development, and commercial and industrial loans totaled $32.7 million, $1.1 million and $7.2 million, respectively, for the year ended December 31, 2011 compared to $43.5 million, no originations and $7.7 million, respectively, for the year ended December 31, 2010. Revolving mortgage originations totaled $6.4 million in 2011 compared to $8.0 million in 2010, while consumer loan originations totaled $483,000 in 2011 compared to $523,000 in 2010 . The decrease in consumer loan originations during 2011 was attributable to management's decision in 2009 to suspend indirect automobile loan financing originations. Origination activity was significantly offset by $131.4 million of normal loan repayments and prepayments and $68.9 million in loan sales for the year ended December 31, 2011, compared to $163.9 million and $97.1 million, respectively, for the year ended December 31, 2010.

Loan Portfolio Composition

The following table sets forth the composition of our loan portfolio at the dates indicated.

	December 31,					
	2011		2010		2009	
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial:						
Commercial mortgage	$ 139,947	32.30%	$ 164,553	32.88%	$ 197,239	32.98%
Commercial construction and land development	22,375	5.17%	28,473	5.69%	30,158	5.04%
Commercial and industrial	17,540	4.05%	17,656	3.53%	22,794	3.81%
Total	179,862	41.52%	210,682	42.10%	250,191	41.83%
Non-commercial:						
Residential mortgage	175,866	40.59%	180,439	36.06%	190,965	31.93%
Residential construction and land development	3,907	0.90%	8,670	1.73%	15,141	2.53%
Revolving mortgage	51,044	11.78%	53,432	10.68%	55,038	9.20%
Consumer	22,588	5.21%	47,212	9.43%	86,768	14.51%
Total	253,405	58.48%	289,753	57.90%	347,912	58.17%
Total loans	433,267	100.00%	500,435	100.00%	598,103	100.00%
Less: net deferred loan origination fees	384		432		502	
Less: allowance for loan losses	10,627		12,676		8,994	
Loans receivable, net	$ 422,256		$ 487,327		$ 588,607	

	December 31,			
	2008		2007	
(dollars in thousands)	Amount	Percent	Amount	Percent
Commercial:				
Commercial mortgage	$ 141,565	23.97%	$ 91,465	17.53%
Commercial construction and land development	28,998	4.91%	36,140	6.93%
Commercial and industrial	27,367	4.63%	24,235	4.65%
Total	197,930	33.51%	151,840	29.11%
Non-commercial:				
Residential mortgage	201,160	34.06%	194,135	37.22%
Residential construction and land development	23,491	3.98%	23,580	4.52%
Revolving mortgage	53,834	9.10%	47,734	9.15%
Consumer	114,268	19.35%	104,349	20.00%
Total	392,753	66.49%	369,798	70.89%
Total loans	590,683	100.00%	521,638	100.00%
Less: net deferred loan origination fees	588		485	
Less: allowance for loan losses	6,403		5,073	
Loans receivable, net	$ 583,692		$ 516,080	

Loan Portfolio Maturities

The following tables set forth certain information at December 31, 2011 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments that significantly shorten the average life of our loans and may cause our actual repayment experience to differ from that shown below. Demand loans, which are loans having no stated schedule of repayments and no stated maturity, are reported as due in one year or less.

	December 31, 2011			
(in thousands)	Commercial Mortgages	Commercial Construction and Land Development	Commercial and Industrial	Total Commercial
Amounts due in:				
One year or less	$ 18,807	$ 17,274	$ 4,808	$ 40,889
More than one year through two years	37,002	1,260	2,140	40,402
More than two years through three years	35,136	1,568	4,302	41,006
More than three years through five years	30,227	811	2,722	33,760
More than five years through ten years	15,611	1,148	3,568	20,327
More than ten years through fifteen years	3,164	314	-	3,478
Total	$ 139,947	$ 22,375	$ 17,540	$ 179,862

	December 31, 2011					
(in thousands)	Residential Mortgages	Residential Construction and Land Development	Revolving Mortgages	Consumer	Total Non-Commercial	Total Loans
Amounts due in:						
One year or less	$ 3,233	$ 429	$ 122	$ 2,553	$ 6,337	$ 47,226
More than one year through two years	8,531	-	309	5,690	14,530	54,932
More than two years through three years	4,445	-	431	9,385	14,261	55,267
More than three years through five years	5,035	-	1,097	4,898	11,030	44,790
More than five years through ten years	13,366	-	20,681	62	34,109	54,436
More than ten years through fifteen years	10,018	-	28,404	-	38,422	41,900
More than fifteen years	131,238	3,478	-	-	134,716	134,716
Total	$ 175,866	$ 3,907	$ 51,044	$ 22,588	$ 253,405	$ 433,267

Fixed vs. Adjustable Rate Loans

The following table sets forth the dollar amount of all loans at December 31, 2011 that have contractual maturities after December 31, 2012 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude unearned loan origination fees.

	Due After December 31, 2012		
(in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial:			
Commercial mortgage	$ 63,016	$ 58,124	$ 121,140
Commercial construction and land development	3,157	1,944	5,101
Commercial and industrial	10,505	2,227	12,732
Total commercial	76,678	62,295	138,973
Non-commercial:			
Residential mortgage	81,048	91,585	172,633
Residential construction and land development	472	3,006	3,478
Revolving mortgage	-	50,922	50,922
Consumer	20,035	-	20,035
Total non-commercial	101,555	145,513	247,068
Total loans receivable	$ 178,233	$ 207,808	$ 386,041

Some of our adjustable rate loans contain rate floors that are equal to the initial interest rate on the loan. When market interest rates fall below the rate floor, as has occurred in recent months, loan rates do not adjust further downward. As market interest rates rise in the future, the interest rates on these loans may rise based on the contract rate (index plus the margin) exceeding the initial interest rate floor; however, contract interest rates will only increase when the index plus margin exceed the imposed rate floor.

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated, including residential mortgage loans intended for sale in the secondary market.

	Year Ended December 31,				
(in thousands)	2011	2010	2009	2008	2007
Total loans at beginning of period	$ 495,713	$ 592,497	$ 586,618	$ 518,628	$ 481,088
Loans originated:					
Commercial:					
Commercial mortgage	32,688	43,547	74,382	92,923	76,070
Construction and land development	1,068	-	-	5,109	8,364
Commercial and industrial	7,199	7,737	10,742	15,255	10,925
Non-commercial:					
Residential mortgage	81,705	121,439	131,017	97,731	88,251
Construction and land development	10,734	15,845	12,142	7,546	12,036
Revolving mortgage	6,385	7,966	20,524	32,010	33,479
Consumer	483	523	26,248	70,014	67,143
Total loans originated	140,262	197,057	275,055	320,588	296,268
Loans purchased:					
Commercial:					
Commercial mortgage	125	2,191	6,209	2,120	13,152
Construction and land development	560	41		939	1,500
Total loans purchased	685	2,232	6,209	3,059	14,652
Total loans originated and purchased	140,947	199,289	281,264	323,647	310,920
Deduct:					
Loan principal repayments	131,393	163,910	151,368	196,007	211,344
Loan sales	68,850	97,103	116,352	50,053	61,048
Foreclosed loans transferred to foreclosed properties	3,533	12,585	2,968	6,272	-
Charge-offs	6,134	18,863	2,193	1,893	681
Deductions for other items (1)	(2,096)	3,612	2,504	1,432	307
Net loan activity during the period	(66,867)	(96,784)	5,879	67,990	37,540
Total loans at end of period	$ 428,846	$ 495,713	$ 592,497	$ 586,618	$ 518,628

(1) Other items consist of deferred loan fees, the allowance for loan losses and loans in process.

Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We generally sell in the secondary market long-term fixed-rate residential mortgage loans that we originate. Our decision to sell loans is based on prevailing market interest rate conditions, interest rate management and liquidity needs. Occasionally, we have purchased participation interests in commercial real estate loans to supplement our loan portfolio. We underwrite participation interests using the same underwriting standards for loans that we originate for our portfolio. At December 31, 2011, our participation interests totaled $11.4 million, $3.6 million of which was secured by properties located outside of our primary market area. At December 31, 2011, $10.8 of our $11.4 million in participation interests were performing in accordance with their original loan terms.

Investment Security Portfolio

At December 31, 2011, our securities portfolio consisted of mortgage-backed securities issued by Freddie Mac, Fannie Mae and Ginnie Mae, securities of U.S. government agencies and corporations, securities of various government sponsored entities and securities of state and municipal governments. Our securities portfolio is used to invest excess funds for increased yield, manage interest rate risk and as collateralization for public unit deposits.

At December 31, 2011, our securities portfolio represented 31.5% of total assets, compared to 24.2% at December 31, 2010, as a result of the investment of loan repayments that exceeded loan originations and the proceeds from the issuance of common stock in connection with the Bank's mutual to stock conversion. At December 31, 2011, $243.9 million of our securities portfolio was classified as available for sale, while $5.2 million of our securities portfolio was classified as held to maturity. Securities classified as held to maturity are United States government sponsored entity, mortgage-backed and state and local government securities. In addition, at December 31, 2011, we had $3.9 million of other investments, at cost, which consisted solely of Federal Home Loan Bank of Atlanta common stock. Securities increased by $67.7 million, or 37.3%, to $249.1 million at December 31, 2011 from $181.4 million at December 31, 2010 for the reasons previously cited.

The following table sets forth the amortized costs and fair values of our investment securities at the dates indicated. For all periods presented, our mortgage-backed and related securities did not include any private label issues or real estate mortgage investment conduits.

	December 31,					
	2011		2010		2009	
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U.S. government agencies and corporations	$ 41,305	$ 42,367	$ 50,254	$ 50,043	$ 25,048	$ 25,108
Mortgage-backed and similar securities	186,011	188,870	121,896	121,449	60,880	61,338
State and local government	11,359	11,914	3,379	3,287	1,026	1,030
Other debt securities	-	-	-	-	2,070	1,944
Other equity securities	689	712	664	666	641	637
Total available for sale	239,364	243,863	176,193	175,445	89,665	90,057
Securities held to maturity:						
U.S. government agencies and corporations	1,078	1,218	1,090	1,168	1,102	1,096
Mortgage-backed and similar securities	1,726	1,847	2,449	2,598	3,452	3,590
State and local government	2,414	2,688	2,409	2,432	2,404	2,498
Total held to maturity	5,218	5,753	5,948	6,198	6,958	7,184
Total securities	$ 244,582	$ 249,616	$ 182,141	$ 181,643	$ 96,623	$ 97,241

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2011. Weighted average yields on tax-exempt securities are presented on a taxable equivalent basis using a federal marginal tax rate of 34%. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investments available for sale do not give effect to changes in fair value that are reflected as a component of equity. There were no investment securities with stated maturities of less than one year at December 31, 2011.

	One Year or Less		More than One Year To Five Years		More than Five Years To Ten Years	
(dollars in thousands)	Carrying Value (1)	Weighted Average Yield	Carrying Value (1)	Weighted Average Yield	Carrying Value (1)	Weighted Average Yield
Securities available for sale:						
U.S. government agencies and corporations	$ -	0.00%	$ 34,065	1.45%	$ 6,296	2.40%
Mortgage-backed and similar securities	-	0.00%	15,441	4.26%	17,966	1.87%
State and local government	-	0.00%	-	0.00%	3,006	1.76%
Total available for sale	-	0.00%	49,506	2.33%	27,268	1.98%
Securities held to maturity:						
U.S. government agencies and corporations	-	0.00%	1,078	3.99%	-	0.00%
Mortgage-backed and similar securities	-	0.00%	152	4.55%	976	4.72%
Total held to maturity	-	0.00%	1,230	4.06%	976	4.72%
Total securities	$ -	0.00%	$ 50,736	2.37%	$ 28,244	2.07%

	More than Ten Years		Total	
(dollars in thousands)	Carrying Value (1)	Weighted Average Yield	Carrying Value (1)	Weighted Average Yield
Securities available for sale:				
U.S. government agencies and corporations	$ 2,006	2.00%	$ 42,367	1.62%
Mortgage-backed and similar securities	155,463	2.07%	188,870	2.23%
State and local government	8,908	2.58%	11,914	2.37%
Other equity securities	712	0.00%	712	0.00%
Total available for sale	167,089	2.09%	243,863	2.13%
Securities held to maturity:				
U.S. government agencies and corporations	-	0.00%	1,078	3.99%
Mortgage-backed and similar securities	598	4.77%	1,726	4.72%
State and local government	2,414	4.10%	2,414	4.10%
Total held to maturity	3,012	4.23%	5,218	4.28%
Total securities	$ 170,101	2.13%	$ 249,081	2.17%

(1) Carrying value is fair value for securities available for sale and amortized cost for securities held to maturity.

Deposits

We accept deposits primarily from individuals and businesses who are located in our primary market area or who have a preexisting lending relationship with us. We rely on competitive pricing, customer service, account features and the location of our branch offices to attract and retain deposits. Deposits serve as the primary source of funds for our lending and investment activities. Deposit accounts offered include individual and business checking accounts, money market accounts, individual NOW accounts, savings accounts and certificates of deposit. Noninterest-bearing accounts consist of free checking and commercial checking accounts.

The following table sets forth the balances of our deposit accounts at the dates indicated.

	December 31,					
	2011		2010		2009	
(dollars in thousands)	Total	Percent	Total	Percent	Total	Percent
Non-interest-bearing accounts	$ 54,102	8.89%	$ 44,996	7.26%	$ 37,715	6.20%
NOW accounts	132,812	21.84%	134,836	21.76%	125,648	20.65%
Money market accounts	137,901	22.67%	131,138	21.16%	117,866	19.37%
Savings accounts	24,880	4.09%	21,384	3.45%	18,973	3.12%
Core deposits	349,695	57.49%	332,354	53.63%	300,202	49.34%
Certificates of deposit	258,541	42.51%	287,403	46.37%	308,336	50.66%
Total	$ 608,236	100.00%	$ 619,757	100.00%	$ 608,538	100.00%

Core deposits, which exclude certificates of deposit, increased $17.3 million, or 5.2%, to $349.7 million at December 31, 2011 from $332.4 million at December 31, 2010. Also during 2011, non-interest-bearing deposits, money market deposits, and savings deposits increased $9.1 million, $6.8 million, and $3.5 million, respectively, while NOW deposits decreased $2.0 million. While we continued to place greater emphasis on attracting lower cost core deposits, our core deposit growth was also significantly affected by sustained low deposit rates in our competitive markets as the spread between core deposits and certificate time deposits remained narrow throughout 2011.

Certificates of deposit decreased $28.9 million, or 10.0%, to $258.5 million at December 31, 2011 from $287.4 million at December 31, 2010. The decrease reflects management's continued focus on reducing deposit interest rates to improve the Bank's net interest margin. A portion of these funds were moved to other types of interest-bearing deposits with us including money market accounts. Our need for loan funding, ability to invest these funds for a positive return and consideration of other customer relationships influences our willingness to match competitors' rates to retain these accounts.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2011. Jumbo certificates of deposit require minimum deposits of $100,000.

(in thousands)	Amount
Maturity period:	
Three months or less	$ 7,111
Over three through six months	18,764
Over six through twelve months	40,506
Over twelve months	22,717
Total	$ 89,098

The following table sets forth time deposits classified by rates at the dates indicated.

(in thousands)	December 31, 2011	2010	2009
0.00 - 1.00%	$ 79,693	$ 55,780	$ 3,315
1.01 - 2.00%	95,151	129,173	156,804
2.01 - 3.00%	79,163	91,623	89,095
3.01 - 4.00%	3,282	8,684	37,580
4.01 - 5.00%	1,252	2,143	21,208
5.01 - 6.00%	-	-	334
Total	$ 258,541	$ 287,403	$ 308,336

The following table sets forth the amount and maturities of time deposits at December 31, 2011.

	Amount Due					
(dollars in thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposits
0.00 - 1.00%	$ 66,024	$ 13,559	$ 110	$ -	$ 79,693	30.82%
1.01 - 2.00%	56,080	20,828	16,542	1,701	95,151	36.81%
2.01 - 3.00%	61,980	11,330	1,300	4,553	79,163	30.62%
3.01 - 4.00%	2,090	698	494	-	3,282	1.27%
4.01 - 5.00%	1,018	234	-	-	1,252	0.48%
Total	$ 187,192	$ 46,649	$ 18,446	$ 6,254	$ 258,541	100.00%

The following table sets forth deposit activity for the periods indicated.

(in thousands)	Year Ended December 31, 2011	2010	2009
Beginning balance	$ 619,757	$ 608,538	$ 535,640
Increase (decrease) before interest credited	(17,743)	2,195	60,558
Interest credited	6,222	9,024	12,340
Net increase (decrease) in deposits	(11,521)	11,219	72,898
Ending balance	$ 608,236	$ 619,757	$ 608,538

Borrowings

We use borrowings from the FHLB of Atlanta, federal funds purchased and other short-term borrowings to supplement our supply of funds for loans and investments and for interest rate risk management, which are summarized in the following table.

(dollars in thousands)	Year Ended December 31, 2011	2010	2009
Maximum balance outstanding at any month-end during period:			
FHLB advances	$ 60,000	$ 60,000	$ 60,000
Overnight and short-term borrowings	1,617	1,638	30,783
Average balance outstanding during period:			
FHLB advances	$ 60,245	$ 60,000	$ 60,000
Overnight and short-term borrowings	1,049	1,189	4,051
Weighted average interest rate during period:			
FHLB advances	4.01%	4.03%	4.03%
Overnight and short-term borrowings	0.29%	0.25%	0.37%
Balance outstanding at end of period:			
FHLB advances	$ 60,000	$ 60,000	$ 60,000
Overnight and short-term borrowings	758	1,008	1,694
Weighted average interest rate at end of period:			
FHLB advances	3.97%	4.03%	4.02%
Overnight and short-term borrowings	0.52%	0.33%	0.28%

Our FHLB advances are fixed-rate borrowings that, at the option of the FHLB of Atlanta, can be converted to variable rates. If the FHLB of Atlanta exercises its options to convert the fixed-rate advances to variable rates, then the Bank can accept the new terms or repay the advance without any prepayment penalty. Had the Bank elected to prepay the advances at December 31, 2011, the prepayment penalties were estimated at approximately $8.6 million.

Average Balances and Yields

The following tables present information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense for twelve-month periods by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances. Nonaccrual loans are included in average balances only. Loan fees are included in interest income on loans and are not material. Tax-exempt income on loans and on investment securities has been calculated on a tax-equivalent basis using a federal marginal tax rate of 34%.

	For the Year Ended December 31,					
	2011			2010		
(dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets						
Interest-earning deposits with banks	$ 33,089	$ 85	0.26%	$ 21,997	$ 59	0.27%
Loans receivable	471,260	23,421	4.97%	563,013	28,522	5.07%
Investment securities	70,327	1,681	2.53%	50,872	1,545	3.13%
Mortgage-backed and similar securities	145,806	3,507	2.41%	87,474	2,674	3.06%
Other interest-earning assets	3,927	40	1.02%	3,982	15	0.38%
Total interest-earning assets	724,409	28,734	3.98%	727,338	32,815	4.52%
Allowance for loan losses	(12,083)			(11,847)		
Noninterest-earning assets	53,823			44,085		
Total assets	$ 766,149			$ 759,576		
Liabilities and equity						
NOW accounts	$ 132,903	934	0.70%	$ 127,879	1,780	1.39%
Money market accounts	134,672	721	0.54%	123,952	1,046	0.84%
Savings accounts	23,853	72	0.30%	19,994	70	0.35%
Certificates of deposit	273,840	4,495	1.64%	305,823	6,128	2.00%
Total interest-bearing deposits	565,268	6,222	1.10%	577,648	9,024	1.56%
Overnight and short-term borrowings	1,049	3	0.29%	1,189	3	0.25%
Federal Home Loan Bank advances	60,245	2,417	4.01%	60,000	2,417	4.03%
Total interest-bearing liabilities	626,562	8,642	1.38%	638,837	11,444	1.79%
Noninterest-bearing deposits	52,467			42,870		
Other noninterest-bearing liabilities	4,969			5,185		
Total liabilities	683,998			686,892		
Total equity	82,151			72,684		
Total liabilities and equity	$ 766,149			$ 759,576		
Net interest income		$ 20,092			$ 21,371	
Interest rate spread			2.60%			2.73%
Net interest margin			2.79%			2.94%
Average interest-earning assets to average interest-bearing liabilities	115.62%			113.85%		

	For the Year Ended December 31,					
	2010			2009		
(dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets						
Interest-earning deposits with banks	$ 21,997	$ 59	0.27%	$ 21,160	$ 50	0.24%
Loans receivable	563,013	28,522	5.07%	606,995	32,690	5.39%
Investment securities	50,872	1,545	3.13%	19,481	858	4.52%
Mortgage-backed and similar securities	87,474	2,674	3.06%	50,053	2,047	4.09%
Other interest-earning assets	3,982	15	0.38%	4,020	9	0.22%
Total interest-earning assets	727,338	32,815	4.52%	701,709	35,654	5.08%
Allowance for loan losses	(11,847)			(7,314)		
Noninterest-earning assets	44,085			36,956		
Total assets	$ 759,576			$ 731,351		
Liabilities and equity						
NOW accounts	$ 127,879	1,780	1.39%	$ 106,560	1,688	1.58%
Money market accounts	123,952	1,046	0.84%	119,960	1,488	1.24%
Savings accounts	19,994	70	0.35%	18,148	73	0.40%
Certificates of deposit	305,823	6,128	2.00%	307,525	9,091	2.96%
Total interest-bearing deposits	577,648	9,024	1.56%	552,193	12,340	2.23%
Overnight and short-term borrowings	1,189	3	0.25%	4,051	15	0.37%
Federal Home Loan Bank advances	60,000	2,417	4.03%	60,000	2,417	4.03%
Total interest-bearing liabilities	638,837	11,444	1.79%	616,244	14,772	2.40%
Noninterest-bearing deposits	42,870			35,264		
Other noninterest-bearing liabilities	5,185			8,288		
Total liabilities	686,892			659,796		
Total equity	72,684			71,555		
Total liabilities and equity	$ 759,576			$ 731,351		
Net interest income		$ 21,371			$ 20,882	
Interest rate spread			2.73%			2.68%
Net interest margin			2.94%			2.98%
Average interest-earning assets to average interest-bearing liabilities	113.85%			113.87%		

Rate/Volume Analysis . The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the volume and rate columns. Changes attributable to changes in both rate and volume have been allocated proportionally based on the absolute dollar amounts of change in each.

	Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010			Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009		
	Increase (Decrease) Due to:			Increase (Decrease) Due to:		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Interest-earning deposits with banks	$ 29	$ (3)	$ 26	$ 2	$ 7	$ 9
Loans receivable	(4,569)	(532)	(5,101)	(2,291)	(1,877)	(4,168)
Investment securities	510	(374)	136	1,023	(336)	687
Mortgage-backed and similar securities	1,495	(662)	833	1,242	(615)	627
Other interest-earning assets	-	25	25	-	6	6
Total interest-earning assets	(2,535)	(1,546)	(4,081)	(24)	(2,815)	(2,839)
Interest expense:						
NOW accounts	67	(913)	(846)	312	(220)	92
Money market accounts	84	(409)	(325)	48	(490)	(442)
Savings accounts	12	(10)	2	7	(10)	(3)
Certificates of deposit	(598)	(1,035)	(1,633)	(50)	(2,913)	(2,963)
Total interest-bearing deposits	(435)	(2,367)	(2,802)	317	(3,633)	(3,316)
Overnight and short-term borrowings	-	-	-	(8)	(4)	(12)
Federal Home Loan Bank advances	10	(10)	-	-	-	-
Total interest-bearing liabilities	(425)	(2,377)	(2,802)	309	(3,637)	(3,328)
Net increase (decrease) interest income	$ (2,110)	$ 831	$ (1,279)	$ (333)	$ 822	$ 489

Comparison of Results of Operations for the Years Ended December 31, 2011 and 2010

Overview. Net income was $1.2 million, or $0.23 per share, for the year ended December 31, 2011 compared to net loss of $9.5 million for the year ended December 31, 2010 primarily due to a $18.6 million decrease in the provision for loan losses to $3.8 million for the year ended December 31, 2011 compared to $22.4 million for the year ended December 31, 2010. The significant decrease in the provision for loan losses was due to a decrease of $12.9 million in net loan charge-offs to $5.8 million in 2011 from $18.7 million in 2010. Our primary source of income is net interest income, which decreased to $20.1 million for 2011 from $21.4 million for 2010. Noninterest income increased $266,000 during the year ended December 31, 2011, while noninterest expenses increased by $314,000 during 2011.

Net Interest Income. Net interest income decreased by $1.3 million, or 6.0%, for the year ended December 31, 2011 as compared to the year ended December 31, 2010, primarily due to a decrease in interest on loans, which was partially offset by an increase in income from securities, as well as a decrease in interest expense. Total interest income decreased by $4.1 million, or 12.4%, as loan interest income decreased by $5.1 million, or 17.9%, during the year ended December 31, 2011, due primarily to a decrease in average loan balances of $91.8 million, or 16.3%, primarily because loan repayments and charge-offs were not replaced by new loan originations, and a 10 basis point decrease in the yield earned on loans during 2011. Income from securities increased by $1.0 million primarily due to an increase in the average balance of investment securities and mortgage-backed and related securities of $19.5 million and $58.3 million, respectively, the effect of which was partially offset by a decrease in the yield earned on investment securities and mortgage-backed and related securities of 60 basis points and 65 basis points, respectively. The increased average balances of investment securities and mortgage-backed and related securities were primarily due to the reinvestment into securities of proceeds from loan repayments and from the issuance of common stock in connection with the Bank's mutual to stock conversion. Total interest expense decreased by $2.8 million, or 24.5%, during the year ended December 31, 2011, primarily resulting from a 41 basis point decrease in the rates paid on interest-bearing liabilities as well as a decrease of $12.3 million, or 1.9%, in the average balances of interest-bearing liabilities. Interest-bearing liabilities decreased primarily due primarily to a decrease in average deposit balances of $12.4 million, or 2.1%, reflecting a decline in average certificates of deposit that was partially offset by growth in average balances of NOW, money market, and savings accounts. The lower cost of interest-bearing liabilities resulted primarily from a decrease of 46 basis points in the cost of deposits. The decrease in the cost of deposits was due primarily to our continued focus on reducing deposit interest rates by not aggressively competing for certificates of deposit. The average balances of Federal Home Loan Bank advances and overnight and short-term borrowings for the year ended December 31, 2011 did not change significantly from the 2010 levels.

Provision for Loan Losses. The provision for loan losses was $3.8 million for the year ended December 31, 2011 compared to $22.4 million for the year ended December 31, 2010. The decrease in the provision was a result of a decrease in net loan charge-offs in 2011, as well as management's efforts to maintain the allowance for loan losses at adequate levels. Net loan charge-offs were $5.8 million for the year ended December 31, 2011 compared to $18.7 million for the year ended December 31, 2010.

The allowance is determined based upon management's analysis of historical loss, environmental factors, as well as updated calculations for allowances needed for impaired loans. Among the qualitative risk factors that we consider in determining the loss percentages include current industry conditions, unemployment rates, the levels and trends of delinquencies, percentage of classified loans to total loans, charge-offs, bankruptcy filings and collateral values in our primary market area.

Noninterest Income. During the year ended December 31, 2011, total noninterest income increased $266,000, or 3.5%, to $7.9 million from $7.7 million for the year ended December 31, 2010. The increase in noninterest income was primarily the result of a $600,000 increase in gains realized from sales of investment securities, a $283,000 increase in other noninterest income mainly as the result of loan prepayment penalties, a $55,000 increase in income from debit card services due to increased transactions, which were partially offset by a $350,000 decrease in other deposit service fees, mainly related to reduced overdraft fees, and a $322,000 decrease in mortgage banking income due to lower volume.

Noninterest Expenses. Noninterest expenses increased by $314,000, or 1.4%, to $22.5 million for the year ended December 31, 2011 compared to $22.2 million for the year ended December 31, 2010. The increase was primarily attributable to a $513,000 increase in salaries and employee benefits due primarily to increased staffing, a $181,000 increase in professional expenses and a $94,000 increase in consulting services, a $146,000 increase in foreclosed property expenses, and a $106,000 increase in data processing fees resulting from additional core processor fees, which were partially offset by a $280,000 decrease in federal deposit insurance premiums due to a reduction in deposit balances and a new FDIC assessment methodology, a $133,000 decrease in expenses related to indirect automobile lending, a $132,000 decrease in advertising expense, and a $40,000 decrease in occupancy expense as a result of fewer building repairs.

Income Tax Expense. We recorded a provision for income tax expense of $588,000 for the year ended December 31, 2011 compared to an income tax benefit of $6.1 million for the year ended December 31, 2010, primarily due to a pre-tax income of $1.8 million in 2011 compared to pre-tax loss of $15.5 million in 2010. The effective tax rate was 33.1% for the year ended December 31, 2011 compared to 39.1% for the year ended December 31, 2010, with the decrease primarily resulting from the increase in favorable permanent tax differences relative to the size of the pre-tax income in 2011 and the pre-tax loss in 2010.

Total Comprehensive Income (Loss). Total comprehensive income or loss for the periods presented consists of net income, the change in unrealized gains and losses on securities available for sale, and certain changes in our benefit obligations under our retirement plans, net of tax. We reported total comprehensive income of $3.5 million for the year ended December 31, 2011 compared to a total comprehensive loss of $10.8 million for the year ended December 31, 2010. The changes in the components of comprehensive income were net income of $1.2 million in 2011 compared to a net loss of $9.5 million in 2010, a $3.1 million increase in unrealized gains on securities available for sale in 2011 compared to a $683 increase in unrealized losses on securities available for sale in 2010, and a $837,000 increase in retirement plan benefit obligations in 2011 compared to a $627,000 increase in retirement plan benefit obligations in 2010.

Comparison of Results of Operations for the Years Ended December 31, 2010 and 2009

Overview. We incurred a net loss of $9.5 million for the year ended December 31, 2010 compared to net income of $1.5 million for the year ended December 31, 2009 primarily due to a $17.8 million increase in the provision for loan losses to $22.4 million for the year ended December 31, 2010 compared to $4.7 million for the year ended December 31, 2009. The significant increase in the provision for loan losses was due to an increase of $16.7 million in net charge-offs on the loan portfolio from $2.0 million in 2009 to $18.7 million in 2010. Our primary source of income during each of the years ended December 31, 2010 and 2009 was net interest income, which increased from $20.9 million at December 31, 2009 to $21.4 million at December 31, 2010. Noninterest income increased by $517,000 during the year ended December 31, 2010, while noninterest expenses increased by $1.1 million during 2010.

Net Interest Income. Net interest income increased by $489,000, or 2.3%, for the year ended December 31, 2010 as compared to the year ended December 31, 2009, primarily due to a decrease in interest on loans, which was offset by an increase in income from securities, as well as a decrease in interest expense. Total interest income decreased by $2.8 million, or 8.0%, as loan interest income decreased by $4.2 million, or 12.8%, during the year ended December 31, 2010, due primarily to a decrease in average loan balances of $44.0 million, or 7.2%, primarily because loan charge-offs and loan repayments were not replaced by new loan originations, and a 32 basis point decrease in the yield earned on loans during fiscal 2010. Income from securities increased by $1.3 million primarily due to an increase in the average balance of investment securities and mortgage-backed and related securities of $31.4 million and $37.4 million, respectively, the effect of which was partially offset by a decrease in the yield earned on investment securities and mortgage-backed and related securities of 139 basis points and 103 basis points, respectively. The increased balance of investment securities and mortgage-backed and related securities was primarily due to the reinvestment into securities of proceeds from loan repayments and sales, as well as deposit growth. Total interest expense decreased by $3.3 million, or 22.5%, during the year ended December 31, 2010, primarily resulting from a 61 basis point decrease in the cost of interest- bearing liabilities, the effect of which was partially offset by a $22.6 million, or 3.7%, increase in average interest-bearing liabilities. Interest-bearing liabilities increased due primarily to an increase in the average balance of deposits of $25.5 million, or 4.6%, principally due to growth in NOW and money market accounts. The cost of interest-bearing liabilities decreased primarily due to a decrease of 68 basis points in the cost of deposits. The decrease in the cost of deposits was due primarily to our continued focus on reducing deposit interest rates by not aggressively competing for certificates of deposit. The average balance of Federal Home Loan Bank of Atlanta advances and overnight and short-term borrowings for the year ended December 31, 2010 was $61.2 million as compared to $64.0 million for the year ended December 31, 2009.

Provision for Loan Losses. The provision for loan losses was $22.4 million for the year ended December 31, 2010 as compared to $4.7 million for the year ended December 31, 2009. The increase in the provision was necessary to replenish the allowance for loan losses that was depleted due to $18.7 million in net charge-offs of nonperforming loans in 2010, as well as management's efforts to increase the allowance for loan losses in response to continued elevated levels of non-performing loans, which increased from $3.6 million at December 31, 2008 to $16.6 million and $13.4 million at December 31, 2009 and 2010, respectively. Net charge-offs of $1.7 million, $2.1 million and $18.7 million were recognized in 2008, 2009 and 2010, respectively.

Beginning in the second quarter of 2009, the increase in nonperforming loans related primarily to three nonaccrual commercial mortgage loans with loan balances totaling $6.4 million, 11 commercial and industrial loans with balances totaling $1.4 million, 29 residential one-to four-family loans with balances totaling $5.6 million (22 of which had individual balances of less than $250,000) and $1.5 million of consumer loans. The consumer loans were indirect automobile loans. Asheville Savings discontinued originating indirect automobile loans in 2009. The increase in nonperforming loans had a direct impact on the levels of impaired loans. However, the valuations on collateral dependent loans and management's assessment of current market conditions supported that significant loan loss reserves on impaired loans were not necessary as of December 31, 2009.

Charge-offs in 2008 and 2009 primarily related to the charge-off of indirect automobile loans as a result of Asheville Savings Bank's estimate of losses on those loans due to the decrease in the value of the collateral securing those loans.

During 2010 Asheville Savings continued to experience higher levels of defaults on loans. Appraisals received for properties securing collateral dependent loans were beginning to reflect substantial decreases in values in all real estate classes in Asheville Savings Bank's market area. As a result, Asheville Savings increased its provision for loan losses due to the greater risk of probable loss on its non-impaired loan portfolio and to provide specific reserves on elevated levels of impaired loans. In 2010 Asheville Savings experienced an increase of $4.8 million in its nonaccrual commercial construction and land development loans primarily relating to three lending relationships totaling $4.7 million. Charge-offs substantially increased in 2010 as Asheville Savings charged-off the reserved portion on impaired loans as appraisals and other factors confirmed the losses on impaired loans and on loans that were resolved through foreclosure. For collateral dependent loans, Asheville Savings determines the net realizable value of the collateral based on appraisals, current market conditions, and estimated costs to sell the collateral. Where the loan balance of collateral dependent loans, including any accrued interest, net deferred fees or costs, and unamortized premiums or discounts, exceeds the net realizable value of the collateral securing the loan, the deficiency is identified as unrecoverable, is deemed to be a confirmed loss, and is charged off.

The allowance is determined based upon management's analysis of historical loss, environmental factors, as well as updated calculations for allowances needed for impaired loans. Among the qualitative risk factors that we consider in determining the loss percentages include current industry conditions, unemployment rates, the levels and trends of delinquencies, percentage of classified loans to total loans, charge-offs, bankruptcy filings and collateral values in our primary market area.

Noninterest Income. During the year ended December 31, 2010, total noninterest income increased $517,000, or 7.2%, as compared to the year ended December 31, 2009. The increase in noninterest income was primarily the result of an increase of $259,000 in gains realized from sales of investment securities, a $178,000 increase in income from debit card services resulting from an increase in debit card activity, and a $76,000 increase in deposit and other service charge income related to ATM activity, partially offset by a decrease of $14,000 in mortgage banking income.

Noninterest Expenses. Noninterest expenses increased by $1.1 million, or 5.2%, for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The primary factors effecting the change were a $2.0 million increase in foreclosed property expenses as a result of higher provisions for write-downs of foreclosed properties, a $126,000 increase in professional and outside services that resulted from legal services related to loan collections, as well as an $81,000 increase in occupancy expense due to a special maintenance assessment, which was partially offset by a $722,000 decrease in salaries and employee benefits due primarily to the decision to limit accrued payouts in 2010 under Asheville Savings Bank's management incentive and long-term incentive plans, as well as a $377,000 decrease in federal deposit insurance premiums due to a special assessment in 2009, a $46,000 decrease in data processing fees as a result of a vendor credit applied during 2009, and a $29,000 decrease in advertising expenses as a result of overhead cost reduction.

Income Tax Expense. We recorded an income tax benefit of $6.1 million for the year ended December 31, 2010 compared to a provision for income tax expense of $791,000 for the year ended December 31, 2009 primarily due to a pre-tax loss of $15.5 million in 2010 compared to pre-tax income of $2.3 million in 2009. The effective tax rate was 39.1% for the year ended December 31, 2010 compared to 34.1% for the year ended December 31, 2009, with the increase primarily resulting from the decrease in favorable permanent tax differences relative to the size of the pre-tax loss in 2010 and the pre-tax income in 2009.

Total Comprehensive Income (Loss). We incurred a total comprehensive loss of $10.8 million in 2010 compared to a total comprehensive income of $3.7 million in 2009. The changes in the components of comprehensive income were a net loss of $9.5 million in 2010 compared to net income of $1.5 million in 2009, a $683,000 increase in unrealized losses on securities available for sale in 2010 compared to a $107,000 increase in unrealized losses on securities available for sale in 2009, and a $627,000 increase in retirement plan benefit obligations in 2010 compared to a $2.3 million decrease in retirement plan benefit obligations in 2009.

Risk Management

Overview . Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risk, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management . Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We do not offer Alt-A, sub-prime or no-documentation mortgage loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is sent to the borrower. When the loan becomes 30 days past due, a more formal letter is sent. Between 15 and 30 days past due, telephone calls are also made to the borrower. After 30 days, we regard the borrower in default. At 60 days delinquent, the borrower may be sent a letter from our attorney and we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.

Analysis of Non-performing Assets and Classified Assets . We consider repossessed assets and loans that are 90 days or more past due and certain loans that are less than 90 days past due, but that we will not be able to collect the full amount of, to be non-performing assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent, or sooner if the facts and circumstances indicate that we will not be able to collect the full amount of the loan, at which time the accrual of interest ceases and accrued interest is reversed and deducted from income. Typically, payments received on a nonaccrual loan are first applied to the outstanding principal balance to the extent that principal is due and then recognized as interest income.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. Property acquired through foreclosure is recorded at the lower of its cost or fair market value at the date of foreclosure. Any holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated.

	At December 31,				
(dollars in thousands)	2011	2010	2009	2008	2007
Nonaccruing loans:					
Commercial:					
Commercial mortgage	$ 833	$ 3,810	$ 6,666	$ -	$ -
Construction and land development	14,695	5,205	438	-	2,949
Commercial and industrial	2,595	377	1,408	-	-
Total nonaccruing commercial loans	18,123	9,392	8,512	-	2,949
Noncommercial:					
Residential mortgage	1,922	3,194	5,558	-	-
Construction and land development	110	553	456	-	-
Revolving mortgage	440	191	489	-	-
Consumer	27	94	1,463	-	37
Total nonaccruing noncommercial loans	2,499	4,032	7,966	-	37
Total nonaccruing loans	20,622	13,424	16,478	-	2,986
Accruing loans past due 90 days or more:					
Commercial:					
Construction and land development	-	-	-	12	13
Commercial and industrial	-	-	-	68	3
Total accruing commercial loans past due 90 days or more	-	-	-	80	16
Noncommercial:					
Residential mortgage	-	-	91	1,790	849
Construction and land development	-	-	-	374	-
Revolving mortgage	-	-	-	525	456
Consumer	-	-	15	782	619
Total accruing noncommercial loans past due 90 days or more	-	-	106	3,471	1,924
Total accruing loans past due 90 days or more	-	-	106	3,551	1,940
Total nonperforming loans (nonaccruing and 90 days or more past due)	20,622	13,424	16,584	3,551	4,926
Foreclosed properties	8,125	10,650	3,699	6,272	-
Total nonperforming assets	28,747	24,074	20,283	9,823	4,926
Performing troubled debt restructurings (2)	1,142	15,233	19,113	-	199
Performing troubled debt restructurings and total nonperforming assets	$ 29,889	$ 39,307	$ 39,396	$ 9,823	$ 5,125
Total nonperforming loans to total loans	4.76%	2.68%	2.77%	0.60%	0.94%
Total nonperforming loans to total assets	2.61%	1.79%	2.21%	0.50%	0.77%
Total nonperforming assets to total assets	3.63%	3.21%	2.71%	1.39%	0.77%
Performing troubled debt restructurings and total nonperforming assets to total assets	3.78%	5.24%	5.26%	1.39%	0.80%

(1) Troubled debt restructurings do not include troubled debt restructurings that remain on nonaccrual status and are included in nonaccrual loans above.

(2) Performing troubled debt restructurings exclude nonaccrual troubled debt restructurings.

The following table provides information with respect to changes in our nonperforming assets.

(dollars in thousands)	At December 31, 2011	At December 31, 2010	$ change	% change
Nonperforming Loans:				
Nonaccruing Loans (1)				
Commercial:				
Commercial mortgage	$ 833	$ 3,810	$ (2,977)	-78.1%
Commercial construction and land development	14,695	5,205	9,490	182.3%
Commercial and industrial	2,595	377	2,218	588.3%
Total nonaccruing commercial	18,123	9,392	8,731	93.0%
Noncommercial:				
Residential mortgage	1,922	3,194	(1,272)	-39.8%
Noncommercial construction and land development	110	553	(443)	-80.1%
Revolving mortgage	440	191	249	130.4%
Consumer	27	94	(67)	-71.3%
Total nonaccruing noncommercial loans	2,499	4,032	(1,533)	-38.0%
Total nonaccruing loans	20,622	13,424	7,198	53.6%
Accruing loans past due 90 days or more:				
Total accruing loans past due 90 days or more	-	-	-	0.0%
Total nonperforming loans	20,622	13,424	7,198	53.6%
Foreclosed properties	8,125	10,650	(2,525)	-23.7%
Total nonperforming assets	28,747	24,074	4,673	19.4%
Performing troubled debt restructurings (2)	1,142	15,233	(14,091)	-92.5%
Performing troubled debt restructurings and total nonperforming loans	$ 29,889	$ 39,307	(9,418)	-24.0%

(1) Troubled debt restructurings do not include troubled debt restructurings that remain on nonaccrual status and are included in nonaccrual loans above.
(2) Performing troubled debt restructurings exclude nonaccrual troubled debt restructurings.

Nonperforming loans increased $7.2 million, or 53.6%, to $20.6 million at December 31, 2011 from $13.4 million at December 31, 2010, while performing troubled debt restructurings decreased $14.1 million, or 92.5%, when comparing the same periods. Performing troubled debt restructurings and nonperforming assets decreased $9.4 million, or 24.0%, to $29.9 million, or 3.78% of total assets, at December 31, 2011, compared to $39.3 million, or 5.24% of total assets, at December 31, 2010. Nonperforming assets increased $4.6 million, or 19.4%, to $28.7 million, or 3.63% of total assets, at December 31, 2011, compared to $24.1 million, or 3.21% of total assets, at December 31, 2010. Nonperforming assets included $20.6 million in nonperforming loans and $8.1 million in foreclosed real estate at December 31, 2011, compared to $13.4 million and $10.7 million, respectively, at December 31, 2010. During 2011, nonperforming loans increased $7.2 million, while foreclosed properties decreased $2.5 million. As of December 31, 2011, nonperforming loans included six commercial land development loans that totaled $14.7 million, one commercial mortgage in the amount of $833,000, five commercial and industrial loans that totaled $2.6 million, eleven residential mortgages that totaled $1.9 million, and five home equity loans that totaled $440,000. As of December 31, 2011, the nonperforming loans had specific reserves of $1.0 million. Foreclosed real estate at December 31, 2011 included eighteen properties with a total carrying value of $8.1 million.

Late in the fourth quarter of 2011, one loan for the construction of a mixed-use retail, commercial office, and residential condominium project located in western North Carolina migrated from a performing troubled debt restructuring loan to a nonaccruing loan, which accounted for most of the increase in nonperforming loans and the decrease in performing troubled debt restructurings discussed above. As of December 31, 2011, the primary loan had a balance of $8.6 million, and the Bank loaned an additional $2.3 million loan to a third party associated with the borrower's Chapter 11 bankruptcy plan for the purpose of facilitating a debtor in possession loan. The debtor in possession loan, which totaled $2.9 million, has a superior position to the Bank's primary loan. The court dismissed the bankruptcy and the loans stopped performing. The project has eight retail condominiums of which four have been leased, 11 commercial office condominiums of which three have sold, and 29 residential condominiums of which one has sold.

We periodically modify loans to extend the term or make other concessions to help borrowers stay current on their loan and to avoid foreclosure. At December 31, 2011, we had $14.2 million of these modified loans, which are also referred to as troubled debt restructurings, of which $1.1 million were performing in accordance with their restructured terms, compared to $20.1 million at December 31, 2010, of which $15.2 million were performing in accordance with their restructured terms. The decrease in troubled debt restructurings since December 31, 2010 was primarily the result of fewer newly restructured loans during the period, loan repayments, loans for which the collateral was transferred to foreclosed properties, loans charged off, and loans meeting sustained performance and other criteria to no longer be disclosed as a troubled debt restructuring. All troubled debt restructurings were restructured in order help the borrowers remain current on their debt obligation. At December 31, 2011, $13.1 million of the total $14.2 million of troubled debt restructurings were not performing according to their restructured terms and were included in the nonperforming asset table above as nonaccruing loans.

Interest income that would have been recorded had nonaccruing loans been current according to their original terms amounted to $712,000 for the year ended December 31, 2011 compared to $1.0 million for the year ended December 31, 2010. Interest income recognized on nonperforming loans was $596,000 for the year ended December 31, 2011 compared to $868,000 for the year ended December 31, 2010.

At December 31, 2011, our nonaccruing loans included the following:

- ***Commercial Construction and Land Development Loans***

  - One primary loan for the construction of a mixed-use retail, commercial office, and residential condominium project located in western North Carolina and one related debtor in possession loan. As of December 31, 2011, the primary loan had a balance of $8.6 million, and the Bank loaned an additional $2.3 million loan to a third party associated with the borrower's Chapter 11 bankruptcy plan for the purpose of facilitating a debtor in possession loan. The debtor in possession loan, which totaled $2.9 million, has a superior position to the Bank's primary loan. The court dismissed the bankruptcy in December of 2011 and the loans stopped performing. The project has eight retail condominiums of which four have been leased, 11 commercial office condominiums of which three have sold, and 29 residential condominiums of which one has sold.
  - One loan secured by multiple parcels of contiguous unimproved land located in western North Carolina totaling approximately 730 acres. As of December 31, 2011, the loan was considered impaired and nonaccruing with a balance of $3.7 million after a write-down of $114,000 in 2011 based on an updated appraisal.
  - Two loans to one borrower to develop real estate for mixed commercial and residential use in western North Carolina. The loans were considered impaired and nonaccruing with an aggregate balance of $1.7 million as of December 31, 2011. Specific reserves totaling $283,000 were established in 2011 based on an October 2011 appraised value of $1.6 million. At December 31, 2011, the two loans were in the process of foreclosure.

- A 19% participation interest with three other banks in one loan to develop 106 single-family lots in central South Carolina. The loan was considered impaired and nonaccruing with a remaining balance of $570,000 as of December 31, 2011 after write-downs in 2011 of $368,000. At December 31, 2011, the property is under a sales contract with no additional loss anticipated.

- ***Commercial Mortgage Loans***

  - One loan on a commercial condominium located in coastal South Carolina. The loan was considered impaired and nonaccruing with a remaining balance of $833,000 as of December 31, 2011 after write-downs of $770,000 in 2011 based on an updated appraisal. At December 31, 2011, the loan was in the process of foreclosure.

- ***Residential Mortgage Loans***

  - Eleven loans to multiple borrowers on one- to four-family residential properties with an aggregate balance of $1.9 million as of December 31, 2011.

At December 31, 2011, our performing troubled debt restructurings included the following:

- ***Residential Mortgage Loans***

  - Six loans to multiple borrowers on one- to four-family residential properties with an aggregate balance of $1.1 million as of December 31, 2011.

Foreclosed properties consisted of the following at the dates indicated.

	At December 31,					
	2011		2010		2009	
(dollars in thousands)	Number	Amount	Number	Amount	Number	Amount
By foreclosed loan type:						
Commercial mortgage	3	$ 3,045	3	$ 4,135	-	$ -
Commercial construction and land development	2	1,683	2	1,967	-	-
Residential mortgage	10	1,660	9	1,711	1	170
Residential construction and land development	3	1,737	5	2,837	4	3,529
Total	18	$ 8,125	19	$ 10,650	5	$ 3,699

An analysis of foreclosed real estate follows:

	Year Ended December 31,		
(dollars in thousands)	2011	2010	2009
Beginning balance	$ 10,650	$ 3,699	$ 6,272
Transfers from loans	3,533	12,585	2,968
Capitalized cost	41	72	273
Loss provisions	(1,574)	(1,780)	-
Loss (gain) on sale of foreclosed properties	(410)	(69)	57
Net proceeds from sales of foreclosed properties	(4,115)	(3,719)	(1,671)
Sales of properties funded by loans	-	(138)	(4,200)
Ending balance	$ 8,125	$ 10,650	$ 3,699

Federal regulations require us to review and classify our assets on a regular basis. In addition, the FDIC and the NCCoB have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets; substandard, doubtful, and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable on the basis of currently existing facts, conditions, and values, and there is a high possibility of loss. Assets classified "loss" are considered uncollectible and of such little value that continued recognition as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving close attention. When we classify an asset as substandard or doubtful we may establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified and special mention assets at the dates indicated.

	At December 31,				
(dollars in thousands)	2011	2010	2009	2008	2007
Classified loans					
Substandard loans	$ 23,972	$ 31,854	$ 34,329	$ 3,145	$ 4,863
Doubtful loans	2	-	-	-	-
Loss loans	569	265	197	-	65
Total classified loans	24,543	32,119	34,526	3,145	4,928
Special mention loans	34,584	30,490	34,432	8,555	6,936
Total classified and special mention loans	59,127	62,609	68,958	11,700	11,864
Total other classified and special mention assets	-	-	-	-	-
Total classified and special mention assets	$ 59,127	$ 62,609	$ 68,958	$ 11,700	$ 11,864

The following table shows the aggregate amounts of our classified loans at the dates indicated and the related changes in our classified loans.

	At December 31,			
(dollars in thousands)	2011	2010	$ change	% change
Classified loans:				
Substandard loans	$ 23,972	$ 31,854	$ (7,882)	-24.7%
Doubtful loans	2	-	2	n/a
Loss loans	569	265	304	114.7%
Total classified loans	24,543	32,119	(7,576)	-23.6%
Special mention loans	34,584	30,490	4,094	13.4%
Total classified and special mention loans	$ 59,127	$ 62,609	(3,482)	-5.6%

Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

At December 31, 2011, classified loans totaling $24.5 million included $20.6 million in nonaccruing loans that were previously discussed as nonperforming loans. The remaining $3.9 million in performing classified loans included the following:

- ***Commercial Construction and Land Development Loans***

  - One loan on a commercial lot located in western North Carolina. As of December 31, 2011, the loan was less than 90 days delinquent with a remaining balance of $363,000.

  - One loan on a commercial lot located in western North Carolina. As of December 31, 2011 the loan was performing with a balance of $143,000.

- ***Commercial Mortgage Loans***

  - One loan on commercial retail property located in western North Carolina. As of December 31, 2011, the loan was performing with a balance of $521,000.

- ***Residential Mortgage Loans***

  - Twenty loans to multiple unrelated borrowers for one- to- four-family residential properties with an aggregate balance of $2.4 million as of December 31, 2011.

Classified assets include loans that are classified due to factors other than payment delinquencies, such as lack of current financial statements and other required documentation, insufficient cash flows or other deficiencies, and, therefore are not included as non-performing assets.

At December 31, 2011, special mention loans included the following large potentially problematic loan:

- ***Commercial Mortgage Loans***

  - One loan on nonowner-occupied commercial real estate for the purchase of an existing mobile home park to be used for future development located in coastal South Carolina. As of December 31, 2011, the loan was performing with a balance of $3.2 million. The future performance of the loan is dependent upon the guarantor group's ability and willingness to service the debt, and only one of the guarantors has been providing financial support with respect to the loan. The Bank is in the process of determining the contributory value of the collateral and negotiating the renewal of the loan with the supporting guarantor.

The following table provides information about delinquencies, including nonaccruing loans, in our loan portfolio at the dates indicated.

	Delinquent 31-89 Days		Delinquent 90 Days or More	
(dollars in thousands)	Number of of Loans	Principal Balance of Loans	Number of of Loans	Principal Balance of Loans
At December 31, 2011				
Commercial:				
Commercial mortgage	-	$ -	1	$ 833
Commercial construction and land development	1	363	7	6,251
Commercial and industrial	9	2,177	4	506
Noncommercial:				
Residential mortgage	12	1,426	11	1,922
Residential construction and land development	-	-	1	110
Revolving mortgage	11	751	4	407
Consumer	213	939	7	27
Total delinquent loans	246	$ 5,656	35	$ 10,056
At December 31, 2010				
Commercial:				
Commercial mortgage	3	$ 2,298	3	$ 3,363
Commercial construction and land development	4	462	4	3,451
Commercial and industrial	20	288	2	290
Noncommercial:				
Residential mortgage	48	4,996	20	2,878
Residential construction and land development	2	282	3	553
Revolving mortgage	19	576	7	191
Consumer	165	1,387	9	94
Total delinquent loans	261	$ 10,289	48	$ 10,820
At December 31, 2009				
Commercial:				
Commercial mortgage	3	$ 2,226	3	$ 6,293
Commercial construction and land development	3	95	3	438
Commercial and industrial	39	1,689	9	210
Noncommercial:				
Residential mortgage	58	7,024	27	4,707
Residential construction and land development	3	569	4	456
Revolving mortgage	35	1,318	10	589
Consumer	297	3,254	118	1,512
Total delinquent loans	438	$ 16,175	174	$ 14,205

	Delinquent 31-89 Days		Delinquent 90 Days or More	
(dollars in thousands)	Number of of Loans	Principal Balance of Loans	Number of of Loans	Principal Balance of Loans
At December 31, 2008				
Commercial:				
Commercial mortgage	6	$ 4,920	4	$ 1,201
Commercial construction and land development	1	142	3	1,082
Commercial and industrial	46	1,036	19	432
Noncommercial:				
Residential mortgage	12	384	4	89
Revolving mortgage	47	1,754	28	1,057
Consumer	326	3,611	116	1,719
Total delinquent loans	438	$ 11,847	174	$ 5,580
At December 31, 2007				
Commercial:				
Commercial construction and land development	-	$ -	2	$ 2,962
Commercial and industrial	15	173	1	3
Noncommercial:				
Residential mortgage	53	2,972	11	849
Residential construction and land development	3	762	-	0
Revolving mortgage	16	535	7	456
Consumer	143	1,196	71	656
Total delinquent loans	230	$ 5,638	92	$ 4,926

The following table provides information about changes in our delinquencies, including nonaccruing loans, in our loan portfolio at the dates indicated.

(dollars in thousands)	At December 31, 2011	At December 31, 2010	$ change	% change
Delinquent 31-89 Days				
Commercial:				
Commercial mortgage	$ -	$ 2,298	$ (2,298)	-100.0%
Commercial construction and land development	363	462	(99)	-21.4%
Commercial and industrial	2,177	288	1,889	655.9%
Noncommercial:				
Residential mortgage	1,426	4,996	(3,570)	-71.5%
Residential construction and land development	-	282	(282)	-100.0%
Revolving mortgage	751	576	175	30.4%
Consumer	939	1,387	(448)	-32.3%
Total loans delinquent 31-89 days	5,656	10,289	(4,633)	-45.0%
Delinquent 90 Days or More				
Commercial:				
Commercial mortgage	833	3,363	$ (2,530)	-75.2%
Commercial construction and land development	6,251	3,451	2,800	81.1%
Commercial and industrial	506	290	216	74.5%
Noncommercial:				
Residential mortgage	1,922	2,878	(956)	-33.2%
Residential construction and land development	110	553	(443)	-80.1%
Revolving mortgage	407	191	216	113.1%
Consumer	27	94	(67)	-71.3%
Total loans delinquent 90 days or more	10,056	10,820	(764)	-7.1%
Total delinquent loans	$ 15,712	$ 21,109	(5,397)	-25.6%

The decrease in loans 31 to 89 days past due to December 31, 2011 from December 31, 2010 was primarily attributable to a decrease of $2.3 million in commercial mortgages and a decrease of $3.6 million in residential mortgages, partially offset by an increase in commercial and industrial loans of $1.9 million.

At December 31, 2011, the Bank's larger loans past due 31 to 89 days were as follows:

- ***Commercial Construction and Land Development Loans***
  - One loan on a commercial lot located in western North Carolina. The loan was less than 90 days delinquent with a remaining balance of $363,000 as of December 31, 2011.
- ***Residential Mortgage Loans***
  - Twelve loans to multiple borrowers on one- to four-family residential properties with an aggregate balance of $1.4 million as of December 31, 2011.

- ***Commercial and Industrial Loans***

    - One loan in the amount of $2.3 million made to a third party associated with the Chapter 11 bankruptcy plan of the Bank's largest commercial construction and land development borrower for the purpose of facilitating a debtor in possession loan. The commercial construction and land development loan had a balance of $8.6 million at December 31, 2011. The debtor in possession loan, which totaled $2.9 million, has a superior position to the Bank's construction and land development loan. The court dismissed the bankruptcy and the loans stopped performing.

Analysis and Determination of the Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. On a monthly basis, we evaluate the need to establish allowances for probable losses on loans. When additional allowances are necessary, a provision for loan losses is charged to earnings. Our methodology for assessing the appropriateness of the allowance for loan losses is reviewed periodically by the board of directors. The board of directors also reviews the allowance for loan losses established on a quarterly basis.

General Valuation Allowance. We establish a general valuation allowance for loans that should be adequate to reserve for the estimated credit losses inherent in each segment of our loan portfolio, given the facts and circumstances as of the valuation date for all loans in the portfolio that have not been classified. Estimated loss percentages are assigned to loans based upon factors that include historical loan losses, delinquency trends, volume and interest rate trends, bank policy changes, and national, regional and local economic conditions. These loss factors will be evaluated at least annually by our Asset Quality Committee, which consists of our President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer, our Executive Vice President and Chief Lending Officer, and other key personnel from our credit, finance, and risk management departments, and documentation of this review is maintained in the Asset Quality Committee minutes. The Asset Quality Committee may also determine that certain events or circumstances have taken place that would impact the loan portfolio for the time period being reviewed, such as a natural disaster. In such cases, methodologies should be based on events that might not yet be recognized in the loan grading or performance of the loan groupings. The Asset Quality Committee reports to the audit committee of our board of directors on a quarterly basis.

Specific Valuation Allowance. The allowance for loan losses takes into consideration that specific losses on loans deemed to be impaired are recognized in accordance with the Financial Accounting Standards Board (the "FASB") *Accounting Standards Codification* ("ASC") Topic 310. Pursuant to ASC Topic 310, we deem a loan to be impaired when it is probable that we will not be able to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, all classified loans (loans classified substandard, doubtful, and loss) are considered impaired and are measured for impairment under ASC Topic 310 in order to determine if an impairment reserve is required. In addition, loans that are deemed to be troubled debt restructurings are considered impaired and evaluated for an impairment reserve under ASC Topic 310. Further, any non-accrual loan are considered impaired unless there is strong and credible evidence that the loan will begin performing according to the contractual terms of the loan agreement within a reasonable period of time. Such evidence must be well documented in a credit memorandum for the loan file. Any impaired loan, when evaluated for an impairment reserve under ASC Topic 310 and no requirement for such reserve is determined, will still be deemed impaired and will not be analyzed with respect to a general valuation allowance. Rather, such loan will continue to be included in impaired loans under ASC Topic 310 with a zero reserve.

ASC Topic 310 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, for collateral dependent loans, the fair value of the collateral, net of estimated costs of disposal. Since full collection of principal and interest is not expected for impaired loans, income accrual is normally discontinued on such loans at the time they first become impaired.

Unallocated Valuation Allowance. Our allowance for loan losses methodology may also include an unallocated component to reflect the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the loan portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan class at the dates indicated.

	At December 31,					
	2011			2010		
(dollars in thousands)	Amount	% of Allowance to Total Allowance	% of Loans in Class to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Class to Total Loans
Commercial:						
Commercial mortgage	$ 4,496	42.31%	32.30%	$ 5,486	43.28%	32.88%
Commercial construction and land development	1,399	13.16%	5.17%	1,232	9.72%	5.69%
Commercial and industrial	730	6.87%	4.05%	782	6.17%	3.53%
Total commercial	6,625	62.34%	41.52%	7,500	59.17%	42.10%
Non-commercial:						
Residential mortgage	2,125	20.00%	40.59%	2,207	17.41%	36.06%
Residential construction and land development	189	1.78%	0.90%	749	5.91%	1.73%
Revolving mortgage	1,092	10.27%	11.78%	1,021	8.05%	10.68%
Consumer	596	5.61%	5.21%	1,041	8.21%	9.43%
Total non-commercial	4,002	37.66%	58.48%	5,018	39.58%	57.90%
Total	10,627	100.00%	100.00%	12,518	98.75%	100.00%
Unallocated	-	0.00%	0.00%	158	1.25%	0.00%
Total allowance for loan losses	$ 10,627	100.00%	100.00%	$ 12,676	100.00%	100.00%

(dollars in thousands)	At December 31, 2009 Amount	2009 % of Allowance to Total Allowance	2009 % of Loans in Class to Total Loans	2008 Amount	2008 % of Allowance to Total Allowance	2008 % of Loans in Class to Total Loans
Commercial:						
Commercial mortgage	$ 3,432	38.16%	32.98%	$ 1,921	30.00%	23.97%
Commercial construction and land development	494	5.49%	5.04%	370	5.78%	4.91%
Commercial and industrial	381	4.24%	3.81%	376	5.87%	4.63%
Total commercial	4,307	47.89%	41.83%	2,667	41.65%	33.51%
Non-commercial:						
Residential mortgage	1,489	16.56%	31.93%	869	13.57%	34.06%
Residential construction and land development	242	2.69%	2.53%	247	3.86%	3.98%
Revolving mortgage	688	7.65%	9.20%	431	6.73%	9.10%
Consumer	2,069	23.00%	14.51%	1,721	26.88%	19.35%
Total non-commercial	4,488	49.90%	58.17%	3,268	51.04%	66.49%
Total	8,795	97.79%	100.00%	5,935	92.69%	100.00%
Unallocated	199	2.21%	0.00%	468	7.31%	0.00%
Total allowance for loan losses	$ 8,994	100.00%	100.00%	$ 6,403	100.00%	100.00%

(dollars in thousands)	At December 31, 2007 Amount	2007 % of Allowance to Total Allowance	2007 % of Loans in Class to Total Loans
Commercial:			
Commercial mortgage	$ 936	18.45%	17.53%
Commercial construction and land development	343	6.76%	6.93%
Commercial and industrial	337	6.64%	4.65%
Total commercial	1,616	31.85%	29.11%
Non-commercial:			
Residential mortgage	1,078	21.25%	37.22%
Residential construction and land development	229	4.51%	4.52%
Revolving mortgage	606	11.94%	9.15%
Consumer	1,395	27.49%	20.00%
Total non-commercial	3,308	65.19%	70.89%
Total	4,924	97.04%	100.00%
Unallocated	150	2.96%	0.00%
Total allowance for loan losses	$ 5,074	100.00%	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that the FDIC and the NCCoB, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. The FDIC and the NCCoB may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral value cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operation.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
(dollars in thousands)	2011	2010	2009	2008	2007
Balance at beginning of period	$ 12,676	$ 8,994	$ 6,403	$ 5,074	$ 4,638
Provision for loan losses	3,785	22,419	4,655	3,049	932
Charge offs:					
Commercial:					
Commercial mortgage	1,121	6,074	-	-	-
Commercial construction and land development	1,959	7,926	-	488	-
Commercial and industrial	953	692	214		-
Total commercial charge-offs	4,033	14,692	214	488	-
Non-commercial:					
Residential mortgage	604	1,767	82	-	-
Residential construction and land development	551	351	94	-	-
Revolving mortgage	504	919	199	-	-
Consumer	442	1,135	1,605	1,405	681
Total non-commercial charge-offs	2,101	4,172	1,980	1,405	681
Total charge-offs	6,134	18,864	2,194	1,893	681
Recoveries:					
Commercial:					
Commercial mortgage	7	-	-	-	-
Commercial construction and land development	1	-	-	31	-
Commercial and industrial	86	12	9	-	-
Total commercial recoveries	94	12	9	31	-
Non-commercial:					
Residential mortgage	37	-	-	-	-
Revolving mortgage	69	-	1	-	-
Consumer	100	115	120	142	185
Total non-commercial recoveries	206	115	121	142	185
Total recoveries	300	127	130	173	185
Net charge-offs	5,834	18,737	2,064	1,720	496
Balance at end of period	$ 10,627	$ 12,676	$ 8,994	$ 6,403	$ 5,074

(dollars in thousands)	At or For the Years Ended December 31, 2011	2010	2009	2008	2007
Allowance for loan losses to nonperforming loans	51.53%	94.43%	54.23%	180.32%	103.00%
Allowance for loan losses to total loans outstanding at the end of the period	2.45%	2.54%	1.51%	1.09%	0.97%
Net charge-offs to average loans outstanding during the period	1.27%	3.40%	0.34%	0.31%	0.10%

The decrease in the ratio of the allowance for loan losses to nonperforming loans for the year ended December 31, 2011 was primarily attributable to the fact that the Bank's largest commercial construction and land development loan, which had an outstanding balance of $8.6 million, stopped performing in the fourth quarter of 2011 as previously discussed.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Atlanta. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on securities and interest-earning deposits we place with other banks; and (iv) the objectives of our asset-liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The level of these assets depends on our operating, financing, lending and investing activities during any given period. At December 31, 2011, cash and cash equivalents totaled $72.3 million, including $61.8 million in interest-bearing deposits in other banks, of which $55.2 million was on deposit with the Federal Reserve Bank. Securities totaling $243.9 million classified as available-for-sale also provided an additional source of liquidity at December 31, 2011. In addition, at December 31, 2011, we had the ability to borrow a total of approximately $50.9 million from the FHLB of Atlanta and approximately $10.8 million from the Federal Reserve Bank's discount window. At December 31, 2011, we had $60.0 million in Federal Home Loan Bank advances outstanding and $1.5 million in letters of credit to secure public funds deposits.

A significant use of our liquidity is the funding of loan originations. At December 31, 2011, we had $117.4 million in commitments to extend credit outstanding. Certificates of deposit due within one year of December 31, 2011 totaled $187.2 million, or 72.4% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods due to the recent low interest rate environment and local competitive pressure. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due within one year of December 31, 2011. Based on past experience, we believe that a significant portion of our certificates of deposit will remain with us. We believe we have the ability to attract and retain deposits by adjusting the interest rates offered.

In addition, we believe that our branch network, which is presently comprised of 13 full-service branch offices located throughout our primary market area, and the general cash flows from our existing lending and investment activities will afford us sufficient long-term liquidity.

The following tables present our contractual obligations as of the dates indicated.

(in thousands)	Total	Payments due by period: Less than One Year	One to Three Years	Three to Five Years	More than Five Years
At December 31, 2011					
Long-term debt obligations	$ 60,000	$ -	$ -	$ -	$ 60,000
Operating lease obligations	2,421	355	710	710	646
Total	$ 62,421	$ 355	$ 710	$ 710	$ 60,646
At December 31, 2010					
Long-term debt obligations	$ 60,000	$ -	$ -	$ -	$ 60,000
Operating lease obligations	2,776	355	710	710	1,001
Total	$ 62,776	$ 355	$ 710	$ 710	$ 61,001

Capital Management. We are subject to various regulatory capital requirements administered by the FDIC and the NCCoB, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2011, we exceeded all of our regulatory capital requirements and were considered "well capitalized" under regulatory guidelines.

We strive to manage our capital for maximum shareholder benefit. The capital from our stock offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting over time in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. To help us better manage our capital, we may consider the use of such tools as common share repurchases and cash dividends as regulations permit. However, under FDIC regulations, we will not be allowed to repurchase any shares during the first year following the offering, except to fund the restricted stock awards under the equity benefit plan after its approval by shareholders, unless extraordinary circumstances exist and we receive regulatory approval.

The Company had the following actual and required regulatory capital amounts as of the periods indicated:

	Actual		Regulatory Requirements: Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
ASB Bancorp, Inc.						
December 31, 2011						
Tier I leverage capital	$ 114,757	14.30%	$ 32,098	4.00%	$ 40,122	5.00%
Tier I risk-based capital	114,757	27.52%	16,678	4.00%	25,017	6.00%
Total risk-based capital	120,050	28.79%	33,356	8.00%	41,694	10.00%

The Bank had the following actual and required regulatory capital amounts as of the periods indicated:

	Actual		Regulatory Requirements			
			Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Asheville Savings Bank, S.S.B.						
December 31, 2011						
Tier I leverage capital	$ 88,897	11.09%	$ 32,063	4.00%	$ 40,079	5.00%
Tier I risk-based capital	88,897	21.35%	16,658	4.00%	24,988	6.00%
Total risk-based capital	94,193	22.62%	33,317	8.00%	41,646	10.00%
NC Savings Bank capital	99,538	12.67%	39,292	5.00%	n/a	n/a
December 31, 2010						
Tier I leverage capital	63,377	8.36%	30,309	4.00%	37,886	5.00%
Tier I risk-based capital	63,377	13.04%	19,434	4.00%	29,151	6.00%
Total risk-based capital	69,542	14.31%	38,868	8.00%	48,585	10.00%
NC Savings Bank capital	76,053	10.14%	37,503	5.00%	n/a	n/a

A reconciliation of equity under generally accepted accounting principles and regulatory capital amounts follows:

	ASB Bancorp December 31,	Asheville Savings Bank December 31,	
(in thousands)	2011	2011	2010
Total GAAP equity	$ 115,571	$ 89,721	$ 62,881
Accumulated other comprehensive income, net of tax	1,329	1,319	3,640
Disallowed deferred tax assets	(2,143)	(2,143)	(3,144)
Tier I capital	114,757	88,897	63,377
Unrealized gains on available for sale equity securities	14	14	-
Allowable portion of allowance for loan losses	5,279	5,282	6,165
Total risk-based capital	$ 120,050	94,193	69,542
Disallowed portion of allowance for loan losses	n/a	5,345	6,511
NC Savings Bank capital	n/a	$ 99,538	$ 76,053

There were no dividends declared by the Bank to the Company in the year ended December 31, 2011. During the year ended December 31, 2011, the Company contributed $28.0 million to the Bank from the proceeds of the mutual to stock conversion discussed in note 2 to the consolidated financial statements included in this annual report.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit and letters of credit.

For the years ended December 31, 2011 and 2010, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

***Interest Rate Risk Management*.** We manage the interest rate sensitivity of our interest-bearing liabilities and interest- earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration and generally selling in the secondary market substantially all newly originated fixed rate one-to-four-family residential real estate loans. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset-Liability Management Committee, which includes our Board Chair, who is an independent director, and members of management, to communicate, coordinate and control all aspects involving asset-liability management. The committee meets quarterly to establish and monitor the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest and net income.

***Interest Rate Risk Analysis*.** Our profitability depends to a large extent on our net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, our interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond our control. Our interest-earning assets consist primarily of long-term, fixed-rate mortgage loans, adjustable rate mortgage loans and investments that typically adjust more slowly to changes in interest rates than our interest-bearing liabilities, which are primarily term deposits. Accordingly, our earnings are usually adversely affected during periods of rising interest rates and positively impacted during periods of declining interest rates.

We implement an interest rate risk simulation model to determine our possible adverse exposure to net interest income and economic value of equity due to changes in interest rates, repricing risk, yield curve risk and basis risk. Our internal simulation model evaluates our projected future net interest income and economic value of equity under various interest rate scenarios and applies certain contractual and behavioral assumptions to calculate results in an increasing rate scenario, in a decreasing rate scenario and in a constant rate scenario. The major assumptions applied to our internal simulation model include, but are not limited to, the present value discounting method, calculated and reported rate shock and rate ramp scenarios, key rates, curves and spreads, internal rate restrictions (such as rate floors and caps and teaser rates), prepay and decay tables and interest rate exposure limits.

Based on the results of internal simulation model, which management believes accurately reflects the extraordinary stress currently existing in the financial markets with respect to potential margin compression resulting from our difficulty in reducing our costs of funds further in the current competitive pricing environment, our earnings may be adversely affected if interest rates were to further decline. Such a decline could result from, among other things, the Federal Reserve Board's purchase of government securities and/or mortgage-backed securities in an effort to further stimulate the national economy. Although the current rate environment remains stable, we continue to carefully monitor, through our Asset/Liability Committee management process, the competitive landscape related to interest rates as well as various economic indicators in order to best position ourselves with respect to changing interest rates.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ASB Bancorp, Inc. and Subsidiary
Asheville, North Carolina

We have audited the accompanying consolidated balance sheets of ASB Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DIXON HUGHES GOODMAN LLP
Asheville, North Carolina
March 27, 2012

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	December 31, 2011	December 31, 2010
Assets		
Cash and due from banks	$ 10,480	$ 7,836
Interest-earning deposits with banks	61,847	16,398
Total cash and cash equivalents	72,327	24,234
Securities available for sale (amortized cost of $239,364 at December 31, 2011 and $176,193 at December 31, 2010)	243,863	175,445
Securities held to maturity (estimated fair value of $5,753 at December 31, 2011 and $6,198 at December 31, 2010)	5,218	5,948
Investment in Federal Home Loan Bank stock, at cost	3,870	3,970
Loans held for sale	6,590	8,386
Loans receivable (net of deferred loan fees of $384 at December 31, 2011 and $432 at December 31, 2010)	432,883	500,003
Allowance for loan losses	(10,627)	(12,676)
Loans receivable, net	422,256	487,327
Premises and equipment, net	14,053	14,844
Foreclosed real estate (net of loss reserves of $1,712 at December 31, 2011 and $1,299 at December 31, 2010)	8,125	10,650
Deferred income tax assets, net	4,605	6,641
Other assets	9,961	12,520
Total assets	$ 790,868	$ 749,965
Liabilities and Stockholders' Equity		
Liabilities		
Noninterest-bearing deposits	$ 54,102	$ 44,996
Interest-bearing deposits	554,134	574,761
Total deposits	608,236	619,757
Overnight and short-term borrowings	758	1,008
Federal Home Loan Bank advances	60,000	60,000
Accounts payable and other liabilities	6,303	6,319
Total liabilities	675,297	687,084
Commitments and contingencies (Note 13)		
Stockholders' Equity		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 60,000,000 shares authorized; 5,584,551 shares issued at December 31, 2011 and 0 shares issued at December 31, 2010	56	-
Additional paid-in capital	53,869	-
Retained earnings	67,708	66,521
Accumulated other comprehensive loss, net of tax	(1,329)	(3,640)
Unearned Employee Stock Ownership Plan (ESOP) shares	(4,394)	-
Stock-based deferral plan shares	(339)	-
Total stockholders' equity	115,571	62,881
Total liabilities and stockholders' equity	$ 790,868	$ 749,965

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share data)	Year Ended December 31, 2011	2010	2009
Interest and dividend income			
Loans, including fees	$ 23,421	$ 28,522	$ 32,690
Securities	5,188	4,219	2,905
Other earning assets	125	74	59
Total interest and dividend income	28,734	32,815	35,654
Interest expense			
Deposits	6,222	9,024	12,340
Overnight and short-term borrowings	3	3	15
Federal Home Loan Bank advances	2,417	2,417	2,417
Total interest expense	8,642	11,444	14,772
Net interest income	20,092	21,371	20,882
Provision for loan losses	3,785	22,419	4,655
Net interest income (loss) after provision for loan losses	16,307	(1,048)	16,227
Noninterest income			
Mortgage banking income	1,097	1,419	1,433
Deposit and other service charge income	3,338	3,688	3,612
Income from debit card services	1,231	1,176	998
Gain on sale of investment securities	1,398	798	539
Other noninterest income	885	602	604
Total noninterest income	7,949	7,683	7,186
Noninterest expenses			
Salaries and employee benefits	10,165	9,652	10,374
Occupancy expense, net	3,059	3,099	3,018
Foreclosed property expenses	2,160	2,014	-
Data processing fees	1,617	1,511	1,557
Federal deposit insurance premiums	757	1,037	1,414
Advertising	673	805	834
Professional and outside services	959	778	652
Other noninterest expenses	3,091	3,271	3,242
Total noninterest expenses	22,481	22,167	21,091
Income (loss) before income tax provision	1,775	(15,532)	2,322
Income tax provision (benefit)	588	(6,074)	791
Net income (loss)	$ 1,187	$ (9,458)	$ 1,531
Net income per common share – Basic	$ 0.23	$ -	$ -
Net income per common share – Diluted	$ 0.23	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	Year Ended December 31, 2011	2010	2009
Comprehensive Income			
Net income (loss)	$ 1,187	$ (9,458)	$ 1,531
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available for sale:			
Reclassification of securities gains recognized in net income	(1,398)	(798)	(539)
Deferred income tax benefit	559	319	216
Gains (losses) arising during the period	6,645	(342)	362
Deferred income tax benefit (expense)	(2,658)	138	(146)
Unrealized holding gains (losses) adjustment, net of tax	3,148	(683)	(107)
Defined Benefit Pension Plans:			
Net periodic pension cost	(562)	(455)	(1,143)
Net pension gain (loss)	(800)	(564)	4,575
Deferred income tax benefit (expense)	525	392	(1,128)
Defined benefit pension plan adjustment, net of tax	(837)	(627)	2,304
Total other comprehensive income (loss)	2,311	(1,310)	2,197
Comprehensive income (loss)	$ 3,498	$ (10,768)	$ 3,728

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)	Year Ended December 31, 2011	2010	2009
Common stock			
Beginning of year	$ -	$ -	$ -
Issuance of common stock	56	-	-
End of year	$ 56	$ -	$ -
Additional paid-in capital			
Beginning of year	$ -	$ -	$ -
Issuance of common stock	55,790	-	-
Common stock issuance cost	(1,933)	-	-
ESOP shares allocated	12	-	-
End of year	$ 53,869	$ -	$ -
Retained earnings			
Beginning of year	$ 66,521	$ 75,979	$ 74,448
Net income (loss)	1,187	(9,458)	1,531
End of year	$ 67,708	$ 66,521	$ 75,979
Accumulated other comprehensive income (loss), net of tax			
Beginning of year	$ (3,640)	$ (2,330)	$ (4,527)
Other comprehensive income (loss)	2,311	(1,310)	2,197
End of year	$ (1,329)	$ (3,640)	$ (2,330)
Unearned ESOP shares			
Beginning of year	$ -	$ -	$ -
ESOP shares purchased	(4,468)	-	-
ESOP shares allocated	74	-	-
End of year	$ (4,394)	$ -	$ -
Stock-based deferral plan shares			
Beginning of year	$ -	$ -	$ -
Stock-based deferral plan shares purchased	(339)	-	-
End of year	$ (339)	$ -	$ -
Total stockholders' equity			
Beginning of year	$ 62,881	$ 73,649	$ 69,921
Issuance of common stock	55,846	-	-
Common stock issuance cost	(1,933)	-	-
Net income (loss)	1,187	(9,458)	1,531
Other comprehensive income (loss)	2,311	(1,310)	2,197
ESOP shares purchased	(4,468)	-	-
ESOP shares allocated	86	-	-
Stock-based deferral plan shares purchased	(339)	-	-
End of year	$ 115,571	$ 62,881	$ 73,649

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2011	2010	2009
	Year Ended December 31,		
Operating Activities			
Net income (loss)	$ 1,187	$ (9,458)	$ 1,531
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	3,785	22,419	4,655
Provision for losses on foreclosed properties	1,574	1,780	-
Depreciation	1,225	1,231	1,261
Gain on sale of fixed and other assets	-	-	(1)
Loss (gain) on sale of foreclosed real estate	410	69	(57)
Deferred income tax expense (benefit)	462	(3,546)	(565)
Net amortization of premiums on securities	2,045	833	241
Gain on sale of securities	(1,398)	(798)	(539)
Net accretion of deferred fees on loans	(147)	(134)	(185)
Mortgage loans originated for sale	(65,959)	(100,181)	(115,886)
Proceeds from sale of mortgage loans	68,850	97,103	116,353
Gain on sale of mortgage loans	(1,095)	(1,418)	(1,431)
ESOP compensation expense	86	-	-
Decrease (increase) in income tax receivable	722	(3,962)	-
Decrease (increase) in interest receivable	(20)	124	(191)
Decrease in interest payable	(17)	(59)	(133)
Net change in other assets and liabilities	496	2,952	(3,669)
Net cash provided by operating activities	12,206	6,955	1,384
Investing Activities			
Securities available for sale:			
Purchases	(178,775)	(178,988)	(87,893)
Proceeds from sales	46,444	18,908	16,923
Proceeds from maturities and/or calls	38,240	51,104	7,000
Securities held to maturity:			
Purchases	-	-	(3,512)
Proceeds from maturities and/or calls	-	-	13
Principal repayments on mortgage-backed and asset-backed securities	31,003	23,423	13,380
Redemption of FHLB stock	100	23	1,027
Net decrease (increase) in loans receivable	57,900	66,548	(8,154)
Foreclosed real estate:			
Capital expenses	(41)	(72)	(273)
Net proceeds from sales	4,115	3,719	1,671
Purchases of premises and equipment	(434)	(1,095)	(1,151)
Net proceeds from sales of fixed and other assets	-	-	5
Net cash used in investing activities	(1,448)	(16,430)	(60,964)

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(in thousands)	Year Ended December 31, 2011	2010	2009
Financing Activities			
Net increase (decrease) in deposits	$ (11,521)	$ 11,219	$ 72,898
Net repayments of Federal Home Loan Bank advances	-	-	(26,000)
Net repayments of repurchase agreements	(250)	(686)	(3,526)
Proceeds from the issuance of common stock, net of issuance costs	53,913	-	-
Stock-based deferral plan shares purchased	(339)	-	-
Common stock purchased by ESOP	(4,468)	-	-
Net cash provided by financing activities	37,335	10,533	43,372
Increase (decrease) in cash and cash equivalents	48,093	1,058	(16,208)
Cash and Cash Equivalents:			
Beginning of period	24,234	23,176	39,384
End of period	$ 72,327	$ 24,234	$ 23,176
SUPPLEMENTAL DISCLOSURES:			
Cash paid for:			
Interest on deposits, advances and other borrowings	$ 8,659	$ 11,503	$ 14,905
Income taxes	(134)	1,434	685
Non-cash investing and financing transactions:			
Transfers from loans to foreclosed real estate	3,533	12,585	2,968
Loans to finance the purchase of foreclosed properties	-	138	4,200
Change in unrealized gain on securities available for sale	5,247	(1,140)	(176)
Change in deferred income taxes resulting from other comprehensive income	(1,574)	849	(1,058)
Change in deferred benefit pension plans	(1,362)	(1,019)	3,431

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – ASB Bancorp, Inc. (the "Parent") was incorporated on May 12, 2011 by Asheville Savings Bank, S.S.B. (the "Bank") to be the Bank's holding company upon completion of the Bank's conversion from the mutual to stock form of organization. The conversion was completed on October 11, 2011 and the Parent contributed $28 million in capital to the Bank on that date from the conversion proceeds.

The Bank is headquartered in Asheville, North Carolina and provides mortgage, consumer and commercial banking services primarily in Buncombe, Henderson, McDowell, Transylvania, and Madison counties in North Carolina. The Bank is regulated by the Office of the North Carolina Commissioner of Banks ("NCCoB") and the Federal Deposit Insurance Corporation ("FDIC"). The Company is regulated by the Board of Governors of the Federal Reserve System (the "FRB") and the NCCoB.

Principles of Consolidation – The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiary, the Bank (collectively, the "Company"). The Bank has two wholly owned subsidiaries, Appalachian Financial Services, Inc., which engages in investment activities and is currently inactive, and Wenoca, Inc., which serves as the Bank's trustee regarding deeds of trust. Both subsidiaries are organized as North Carolina corporations. For purposes of the consolidated financial statements, all significant intercompany accounts and transactions have been eliminated. The accounting and reporting policies of the Company conform to accounting principals generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash equivalents include demand and time deposits (with original maturities of 90 days or less) at other financial institutions and federal funds sold.

Investment Securities – The Company classifies investment securities into three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity securities" and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held to maturity securities or trading securities and equity securities not classified as trading securities are classified as "available for sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. The Company classified no securities as trading securities as of December 31, 2011 and December 31, 2010.

Realized gains and losses on sales of investment securities are recognized at the time of sale ("trade date") based upon the specific identification method.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held to maturity and available for sale debt securities below their cost that are deemed to be other than temporary because of credit risk impairment are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other issues, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value, and (iv) whether it is more likely than not that the Company will be required to sell the investment prior to a recovery.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Held at Cost – The Bank, as a member of the Federal Home Loan Bank system (the "FHLB"), is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. This investment is carried at cost. Due to the redemption provisions of the FHLB, the Bank estimated that fair value equals cost and that this investment was not impaired at December 31, 2011 and December 31, 2010.

Loans – Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized fees and costs on originated loans. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending processes are deferred and amortized to interest income over the contractual lives of the loans.

Loan Segments and Classes

The Bank's portfolio segments and classes within those segments are subject to risks that could have an adverse impact on the credit quality of the loan portfolio. Management identified the risks described below as significant risks that are generally similar among the loan segments and classes.

Commercial loan segment

The Bank's commercial loans are centrally underwritten based primarily on the customer's ability to generate the required cash flow to service the debt in accordance with the contractual terms and conditions of the loan agreement. The Bank's commercial lenders and underwriters work to understand the borrower's businesses and management experiences. The majority of the Bank's commercial loans are secured by collateral, so collateral values are important to the transaction. In commercial loan transactions where the principals or other parties provide personal guarantees, the Bank's commercial lenders and underwriters analyze the relative financial strength and liquidity of each guarantor. Risks that are common to the Bank's commercial loan classes include general economic conditions, demand for the borrowers' products and services, the personal circumstances of the principals, and reductions in collateral values.

In addition to these common risks for the Bank's commercial loans, the various commercial loan classes also have certain risks specific to them.

Commercial construction and land development loans are highly dependent on the supply and demand for commercial real estate in the Bank's markets as well as the demand for the newly constructed residential homes and lots being developed by the Bank's commercial loan customers. Prolonged deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for the Bank's commercial borrowers.

Commercial mortgage and commercial and industrial loans are primarily dependent on the ability of the Bank's commercial loan customers to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a borrower's actual business results significantly underperform the original projections, the ability of that borrower to service the Bank's loan on a basis consistent with the contractual terms may be at risk. While these loans and leases are generally secured by real property, personal property, or business assets such as inventory or accounts receivable, it is possible that the liquidation of the collateral will not fully satisfy the obligation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other commercial real estate loans consist primarily of loans secured by multifamily housing. The primary risk associated with multifamily loans is the ability of the income producing property that collateralizes the loan to produce adequate cash flow to service the debt. High unemployment or generally weak economic conditions may result in the borrower having to provide rental rate concessions to achieve adequate occupancy rates.

Non-commercial loan segment

The Bank underwrites its non-commercial loans using automated credit scoring and analysis tools. These credit scoring tools take into account factors such as payment history, credit utilization, length of credit history, types of credit currently in use, and recent credit inquiries. To the extent that the loan is secured by collateral, the value of the collateral is also evaluated. Common risks to each class of non-commercial loans include general economic conditions within the Bank's markets, such as unemployment and potential declines in collateral values, and the personal circumstances of the borrowers.

In addition to these common risks for the Bank's non-commercial loans, various non-commercial loan classes may also have certain risks specific to them.

Residential mortgage and non-commercial construction and land development loans are to individuals and are typically secured by 1-4 family residential property, undeveloped land, and partially developed land in anticipation of pending construction of a personal residence. Significant and rapid declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the current market value of the collateral. Recent declines in value have led to unprecedented levels of foreclosures and losses within the banking industry. Non-commercial construction and land development loans can experience delays in completion and cost overruns that exceed the borrower's financial ability to complete the project. Such cost overruns can result in foreclosure of partially completed and unmarketable collateral.

Revolving mortgage loans are often secured by second liens on residential real estate, thereby making such loans particularly susceptible to declining collateral values. A substantial decline in collateral value could render the Bank's second lien position to be effectively unsecured. Additional risks include lien perfection inaccuracies and disputes with first lien holders that may further weaken collateral positions. Further, the open-end structure of these loans creates the risk that customers may draw on the lines in excess of the collateral value if there have been significant declines since origination.

Consumer loans include loans secured by personal property such as automobiles, marketable securities, other titled recreational vehicles including boats and motorcycles, as well as unsecured consumer debt. The value of underlying collateral within this class is especially volatile due to potential rapid depreciation in values since date of loan origination in excess of principal repayment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit Quality Indicators

Loans are monitored for credit quality on a recurring basis and the composition of the loans outstanding by credit quality indicator is provided below.

Loan credit quality indicators are developed through review of individual borrowers on an ongoing basis, although certain non-commercial loans, including residential mortgage, revolving mortgage and consumer loans, are evaluated upon origination and are reevaluated upon a change in delinquency status. Most commercial loans are evaluated at least annually with more frequent evaluation of more severely criticized loans or leases. The indicators represent the rating for loans as of the date presented based on the most recent assessment performed. These credit quality indicators are defined as follows:

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified loss are considered uncollectible and of such little value that their continuing to be carried as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

Loans Held for Sale – Loans held for sale are residential mortgages carried at the lower of cost or market value. The market values of loans held for sale are based on what mortgage buyers are currently offering the Bank on a "best efforts" basis to buy the loans.

Allowance for Loan Losses – The allowance for loan losses is management's estimate of probable credit losses that are inherent in the Bank's loan portfolios at the balance sheet date. The allowance increases when the Bank provides for loan losses through charges to operating earnings and when the Bank recovers amounts from loans previously written down or charged off. The allowance decreases when the Bank writes down or charges off loans amounts that are deemed uncollectible.

Management determines the allowance for loan losses based on periodic evaluations that are inherently subjective and require substantial judgment because the evaluations require the use of material estimates that are susceptible to significant change. The Bank generally uses two allowance methodologies that are primarily based on management's determination as to whether or not a loan is considered to be impaired.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commercial loans, as well as non-commercial loans that are classified as substandard and secured by real estate, are evaluated for impairment on a loan-by-loan basis and are considered impaired when it is probable, based on current information, that the borrower will be unable to pay contractual interest or principal as required by the loan agreement. Loans that experience insignificant payment delays and payment shortfalls are not necessarily considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment history, and the amount of the shortfall relative to the principal and interest owed. Loans that are deemed to be troubled debt restructurings are also included as impaired loans. Impaired loans are measured at their estimated fair value based on either the value of the loan's expected future cash flows discounted at the loan's effective interest rate or on the collateral value, net of the estimated costs of disposal, if the loan is collateral dependent. For loans considered impaired, an individual allowance for loan losses is recorded when the loan principal balance exceeds the estimated fair value.

For loans not considered impaired, management determines the allowance for loan losses based on estimated loss percentages that are determined by and applied to the various classes of loans that comprise the segments of the Bank's loan portfolio. The estimated loss percentages by loan class are based on a number of factors that include by class (i) average historical losses over the past three years, (ii) levels and trends in delinquencies, impairments, and net charge-offs, (iii) trends in the volume and direction of loan balances within that class, terms, and concentrations, (iv) trends in interest rates, (v) effects of changes in the Bank's risk tolerance, underwriting standards, lending policies, procedures, and practices, and (vi) national and local business and economic conditions.

Future material adjustments to the allowance for loan losses may be necessary due to changing economic conditions or declining collateral values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make adjustments to the allowance for loan losses based upon judgments that differ significantly from those of management.

Nonperforming Assets – Nonperforming assets can include loans that are past due 90 days or more and continue to accrue interest, loans on which interest is not being accrued, and foreclosed real estate.

Loans Past Due 90 Days or More, Nonaccruing, Impaired, or Restructured – The Bank's policies related to when loans are placed on nonaccruing status conform to guidelines prescribed by bank regulatory authorities. Generally, the Bank suspends the accrual of interest on loans (i) that are maintained on a cash basis because of the deterioration of the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected, or (iii) on which principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection. While a loan is on nonaccruing status, the Bank recognizes interest income only to the extent cash payments are received in excess of collection of the principal outstanding on the loan. Loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest, which is generally confirmed when the loan demonstrates performance for six consecutive months or payment cycles.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A troubled debt restructuring ("TDR") occurs when a borrower is experiencing financial difficulty and the Bank grants a concession to provide the borrower relief from one or more of the contractual loan conditions. Concessions that the Bank might consider include the allowance of interest-only payments on a temporary basis, the reduction of interest rates, the extension of the loan term, the forgiveness of principal, or a combination of these. The Bank rarely reduces interest rates below market rates or forgives principal as concessions. The Bank might require additional collateral or additional guarantors as conditions to modifying loans as TDRs.

The Bank might consider modifying both accruing or nonaccruing loans as TDRs. When a modification includes a reduction of principal that resulted from a partial charge off of the loan, the Bank typically accounts for the TDR as a nonaccruing loan.

The Bank classifies TDR's as impaired loans and evaluates the need for an allowance for loan loss on a loan-by-loan basis consistent with its evaluation of impaired loans that have not been modified as TDRs. An allowance is based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the estimated fair value of the underlying collateral less any selling costs, if the loan is deemed to be collateral dependent.

The Bank's policy for recognition of interest income on loans considered to be impaired, including restructured loans, is the same as its interest income recognition policy for loans not considered to be impaired.

Loan Charge-offs – The Bank charges off loan balances, in whole or in part, when available, verifiable, and documentable information confirms that specific loans, or portions of specific loans, are uncollectible or unrecoverable. For unsecured loans, losses are confirmed when it can be determined that the borrower, or any guarantor, is unwilling or unable to pay the amounts as agreed. When the borrower, or any guarantors, are unwilling or unable to pay the amounts as agreed on a loan secured by collateral and any recovery is dependent upon the sale of the collateral, the loan is deemed to be collateral dependent. Repayments or recoveries for collateral dependent loans are directly affected by the value of the collateral at liquidation. As such, loan repayment can be affected by factors that influence the amount recoverable, the timing of the recovery, or a combination of the two. Such factors include economic conditions that affect the markets in which the loan or its collateral is sold, bankruptcy, repossession and foreclosure laws, and consumer banking regulations. Losses are also confirmed when the loan, or a portion of the loan, is classified as loss resulting from loan reviews conducted by the Bank.

Charge-offs of loans in the commercial loan segment are recognized when the uncollectibility of the loan balance and the inability to recover sufficient value from the sale of any collateral securing the loan is confirmed. The uncollectibility of the loan balance is evidenced by the inability of the commercial borrower to generate cash flows sufficient to repay the loan as agreed causing the loan to become delinquent. For collateral dependent commercial loans, the Bank determines the fair value of the collateral based on appraisals, current market conditions, and estimated costs to sell the collateral. For collateral dependent commercial loans where the loan balance, including any accrued interest, net deferred fees or costs, and unamortized premiums or discounts, exceeds the fair value of the collateral securing the loan, the deficiency is identified as unrecoverable, is deemed to be a confirmed loss, and is charged off.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Charge-offs of loans in the non-commercial loan segment are generally confirmed and recognized in a manner similar to loans in the commercial loan segment. Secured non-commercial loans that are identified as uncollectible and are deemed to be collateral dependent are confirmed as loss to the extent the fair value of the collateral is insufficient to recover the loan balance. Closed-end consumer loans that become 120 cumulative days past due and open-end consumer loans that become 180 cumulative days past due are charged off to the extent that the fair value of any collateral, less estimated costs to sell the collateral, is insufficient to recover the loan balance. Closed-end and open-end loans secured by residential real estate that become 180 days past due are charged off to the extent that the fair value of the residential real estate securing the loan, less estimated costs to sell the collateral, is insufficient to recover the loan balance. Loans determined to be fraudulent are charged off within 90 days of discovery. Loans to borrowers in bankruptcy are subject to modification by the bankruptcy court and are charged off to the extent that the fair value of any collateral securing the loan, less estimated costs to sell the collateral, is insufficient to recover the loan balance, unless the Bank expects repayment is likely to occur. Such loans are charged off within 60 days of the receipt of notification from a bankruptcy court or when the loans become 120 days past due, whichever is shorter.

Foreclosed Real Estate – Nonperforming assets also include foreclosed real estate, which consists of real estate and other assets acquired as a result of customers' loan defaults. Foreclosed real estate is stated at the lower of the related loan balance or the fair value of the property net of the estimated costs of disposal with a charge to the allowance for loan losses upon foreclosure. Any write-downs subsequent to foreclosure are charged against operating earnings. To the extent recoverable, costs relating to the development and improvement of property are capitalized, whereas those costs relating to holding the property are charged to expense.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are capitalized, and repairs which do not improve or extend the life of the respective assets are expensed in the period incurred. Gains and losses on dispositions are reflected in current operations.

Depreciation of premises and equipment is provided over the estimated useful lives of the related assets on the straight-line method for financial statement purposes and on a combination of straight-line and accelerated methods for income tax purposes. Estimated lives are 10 to 40 years for buildings, building components and improvements, 5 to 10 years for furniture, fixtures and equipment and 3 years for computers.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Bank estimates the future cash flows expected to result from the use of the asset and its eventual disposition, and recognizes an impairment loss if the expected future cash flows are less than the carrying amount of the asset.

Deferred Loan Fees – The Bank defers loan origination fees, net of certain direct loan origination costs. Such costs and fees for loans held for investment are recognized as an adjustment to yield over the lives of the related loans utilizing a method of amortization that approximates the level-yield method. When a loan is prepaid or sold, the related unamortized net origination fee is included in income. Net deferred fees for loans held for sale are deferred until the loan is sold and included as part of the gain or loss on the sale.

Commitment fees to originate or purchase loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income – Comprehensive income is defined as the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources and, accordingly, includes both net income and amounts referred to as other comprehensive income. The items of other comprehensive income are included in the Consolidated Statements of Comprehensive Income (Loss). The accumulated balance of other comprehensive income is included in the equity section of the Consolidated Balance Sheets. The Company's components of accumulated other comprehensive income include unrealized gains and/or losses on investment securities classified as available for sale and certain changes in the Company's benefit obligations under its retirement plans. The Company adjusts the level of accumulated comprehensive income related to its retirement plans on an annual basis, consistent with the receipt of its annual actuarial studies.

The components of the Company's accumulated other comprehensive loss, net of income taxes, are as follows:

	December 31,	
(in thousands)	2011	2010
Unrealized gain (loss) on securities	$ 2,700	$ (448)
Benefit plan liability	(4,029)	(3,192)
Accumulated other comprehensive loss, net of tax	$ (1,329)	$ (3,640)

Income Taxes – The establishment of provisions for federal and state income taxes is a complex area of accounting, which involves the use of significant judgments and estimates in applying relevant tax statutes. The Company is subject to audit by federal and state tax authorities, the results of which may produce tax liabilities that differ from the Company's tax estimates and provisions. The Company continually evaluates its exposure to possible tax assessments arising from audits and it records its estimate of possible exposure based on current facts and circumstances. The Parent and the Bank have entered into a formal agreement that will allow them, if so elected, to file consolidated federal and state income tax returns, where permitted, and each to pay its respective share of income taxes due.

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. When uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset may be reduced by a valuation allowance. The amount of any valuation allowance established is based upon an estimate of the deferred tax asset that is more likely than not to be recovered. Increases or decreases in the valuation allowance result in increases or decreases to the provision for income taxes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A significant portion of the recorded deferred tax assets relate to a loan loss allowance on which the realization of income tax benefits is dependent on the Bank's ability to generate future taxable income. Because of this dependency, the Bank's management considered the need for a valuation allowance, but determined there was sufficient positive evidence to support their conclusion not to record a valuation allowance. The positive evidence that led the Bank's management to conclude that the income tax benefits of the Bank's deferred tax assets would be realized included (1) the Bank has a sustained history of generating taxable income and realizing the income tax benefits of its deferred tax assets and income tax credits, (2) the Bank's management believes that, based on certain and consistent improving credit quality indicators, the credit quality issues that gave rise to the net operating loss carry forward and deferred tax asset related to the loan loss allowance were to a large extent limited to 2010, and provisions for loan losses declined in 2011 and with the expectation that 2012 provisions will also be less than the 2010 provisions, (3) the Bank's generated pretax income in 2011, (4) the Bank's management is aware of one or more strategies that, if implemented, could generate future taxable income, and (5) the net operating loss carry forward does not expire in the near term and the Bank has not experienced expiring loss carry forwards in its past. The Bank's loss carry forward periods under applicable federal and North Carolina income tax laws are 20 years and 15 years, respectively.

The Bank includes interest and penalties related to income tax liabilities in noninterest expense. The Bank's tax filings for the years ended December 31, 2007 through 2010 are currently open to audit under statutes of limitations by the Internal Revenue Service and the North Carolina Department of Revenue.

Pension Plan – The Bank has two noncontributory, defined benefit pension plans. The Bank recognizes the overfunded or underfunded status of the plans as an asset or liability in its consolidated statement of financial position and recognizes changes in the funded status in the year in which the change occurs through comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. GAAP also require an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. GAAP also require additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Employee Stock Ownership Plan ("ESOP") – In connection with the mutual-to-stock conversion discussed in note 2 below, the Bank established an ESOP for the benefit of all of its eligible employees. Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. Shares allocated under the ESOP vest at the rate of 20% per year of service beginning with the completion of two years of service and fully vesting with the completion of six years of service. The Bank anticipates it will make contributions to the ESOP in amounts necessary to amortize the ESOP loan payable to the Company over a period of 15 years.

Unallocated ESOP shares are not considered outstanding (including for the calculation of net income per common share as discussed below) and are shown as a reduction of stockholders' equity. Dividends on unallocated ESOP shares, if paid, will be considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. The fair value of the annual share allocations are recorded on a monthly basis with fair value determined by calculating the average closing stock price for each day during the month. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the differential will be recognized in stockholders' equity. The Company will recognize a tax deduction equal to the cost of the shares released. Because the ESOP is internally leveraged through a loan from the Company to the ESOP, the loan receivable by the Company from the ESOP is not reported as an asset nor is the debt of the ESOP shown as a liability in the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Income Per Common Share – Where presented, basic net income per common share is the Company's net income available to common stockholders, which represents net income less dividends paid or payable to preferred stock shareholders, if any, divided by the weighted average number of common shares outstanding during the period. In calculating the weighted average number of common shares outstanding, shares held by the ESOP are not considered to be outstanding until they are allocated as discussed above.

For diluted income per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted income per common share in periods in which the effect would be antidilutive. Potential common shares that might be issued by the Company relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method. At December 31, 2011, the Company had no stock options or restricted stock that would cause a dilutive effect on net income per common share.

For the year ended December 31, 2011, weighted average shares outstanding used in the calculation of basic and diluted net income per share were the weighted average of shares outstanding from October 12, 2011, the date on which the Company's common stock began trading on the Nasdaq Global Market, to December 31, 2011.

Net income per common share has been computed based on the following:

(dollars in thousands, except per share data)	Year Ended December 31, 2011
Numerator:	
Net income (loss)	$ 1,187
Denominator:	
Weighted average common shares issued	5,584,551
Less: Weighted average unallocated ESOP shares	443,089
Weighted average common shares used to compute net income per common share – basic	5,141,462
Weighted average common shares used to compute net income per common share – diluted	5,141,462
Net income per common share – Basic	$ 0.23
Net income per common share – Diluted	$ 0.23

Reclassifications – Certain amounts in the prior years' financial statements have been reclassified to conform to the December 31, 2011 presentation. The reclassifications had no effect on net income or equity as previously reported.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Standards – In July, 2010 *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Loss* (ASU 2010-20). In an effort to provide financial statement users with greater transparency about the allowance for loan and lease losses, ASU 2010-20 requires enhanced disclosures regarding the nature of credit risk inherent in the portfolio and how risk is analyzed and assessed in determining the amount of the allowance. Changes in the allowance methodology will also require disclosure. The end-of-period disclosures were effective for the Company on December 31, 2010 with the exception of disclosures related to troubled debt restructurings which become effective for interim and annual periods ending after June 15, 2011. The disclosures related to activity during a period are effective during 2011. The provisions of ASU 2010-20 have affected disclosures regarding the allowance for loan and lease losses, but had no impact on financial condition, results of operations or liquidity.

In April 2011, FASB issued *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02), which clarifies when creditors should classify loan modifications as troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods beginning on or after June 15, 2011, and is applied retrospectively to restructurings at the beginning of the year of adoption. The guidance on measuring the impairment of a receivable restructured in a troubled restructuring is effective on a prospective basis. The Company adopted ASU 2011-02 in the third quarter of 2011, but the adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (the "Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. The amendments to the Codification in ASU 2011-04 are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The Company is evaluating the impact of ASU 2011-04 on its consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This ASU amends the Codification to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of the new guidance will not have a significant impact on the Company's financial statements.

2. STOCK CONVERSION AND CHANGE IN CORPORATE FORM

The Company completed its initial public stock offering in connection with the Bank's conversion from the mutual to the stock form of organization on October 11, 2011. The Company sold a total of 5,584,551 shares of its common stock at an offering price of $10.00 per share. This included 446,764 shares purchased by the ESOP pursuant to a loan from the Company in the amount of $4.5 million. Trading of the Company's common stock commenced on the Nasdaq Global Market on October 12, 2011 under the symbol "ASBB." The conversion was accounted for as a change in corporate form and, as a result, the historic basis of the Bank's assets, liabilities and equity remained unchanged. Including the additional $4.5 million in ESOP share purchases, gross proceeds were $55.8 million. After payment of conversion expenses of approximately $1.9 million, the net proceeds of $53.9 million received in the offering, as reduced for the unearned ESOP shares of $4.5 million, was reflected in the stockholders' equity accounts of the Company in its December 31, 2011 consolidated balance sheet. On October 11, 2011, the Company contributed $28 million in capital to the Bank from the proceeds received in the offering.

On October 11, 2011, liquidation accounts were established by the Company and the Bank for the benefit of eligible account holders and supplemental eligible account holders (collectively, "eligible depositors") of the Bank as defined in the Bank's Amended and Restated Plan of Conversion (the "Plan of Conversion"). Each eligible depositor will have a pro rata interest in the liquidation accounts for each of his or her deposit accounts based upon the proportion that the balance of each such account bears to the balance of all deposit accounts of the Bank as of the dates defined in the Plan of Conversion. The liquidation accounts will be maintained for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after the conversion. The liquidation accounts will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. In the unlikely event of a complete liquidation of the Bank or the Company or both, and only in such event, eligible depositors who continue to maintain accounts will be entitled to receive a distribution from the liquidation accounts before any liquidation may be made with respect to common stock. Neither the Company nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation accounts or the regulatory capital requirements imposed by the Company's or the Bank's regulators.

3. INVESTMENT SECURITIES

Securities Available for Sale – The maturities, amortized cost, unrealized gains, unrealized losses and fair values of securities available for sale are as follows:

Type and Maturity Group *(in thousands)*	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2011				
U.S. Government Sponsored Entity (GSE) and agency securities due -				
After 1 year but within 5 years	$ 33,174	$ 895	$ (4)	$ 34,065
After 5 years but within 10 years	6,131	165	-	6,296
After 10 years	2,000	6	-	2,006
Asset-backed securities issued by the Small Business Administration (SBA)	30,736	760	(4)	31,492
Residential mortgage-backed securities issued by GSE's	155,275	2,207	(104)	157,378
State and local government securities due -				
After 5 years but within 10 years	2,831	175	-	3,006
After 10 years	8,528	389	(9)	8,908
Mutual funds	689	23	-	712
Total	$ 239,364	$ 4,620	$ (121)	$ 243,863
December 31, 2010				
U.S. GSE and agency securities due -				
After 1 year but within 5 years	$ 32,072	$ 215	$ (244)	$ 32,043
After 5 years but within 10 years	18,182	44	(227)	17,999
Asset-backed securities issued by the SBA	15,952	101	(14)	16,039
Residential mortgage-backed securities issued by GSE's	105,944	644	(1,178)	105,410
State and local government securities due -				
After 10 years	3,379	-	(92)	3,287
Mutual funds	664	3	-	667
Total	$ 176,193	$ 1,007	$ (1,755)	$ 175,445

3. INVESTMENT SECURITIES (Continued)

Securities Held to Maturity – The maturities, amortized cost, unrealized gains, unrealized losses and fair values of securities classified as held to maturity are as follows:

Type and Maturity Group *(in thousands)*	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2011				
U.S. GSE and agency securities due -				
After 5 years but within 10 years	$ 1,078	$ 140	$ -	$ 1,218
Residential mortgage-backed securities				
issued by GSE's	1,726	121	-	1,847
State and local government securities due -				
After 10 years	2,414	274	-	2,688
Total	$ 5,218	$ 535	$ -	$ 5,753
December 31, 2010				
U.S. GSE and agency securities due -				
After 5 years but within 10 years	$ 1,090	$ 79	$ -	$ 1,169
Residential mortgage-backed securities				
issued by GSE's	2,449	149	-	2,598
State and local government securities due -				
After 10 years	2,409	36	(14)	2,431
Total	$ 5,948	$ 264	$ (14)	$ 6,198

3. INVESTMENT SECURITIES (Continued)

The following tables show investment gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and December 31, 2010. The total number of securities with unrealized losses at December 31, 2011 and December 31, 2010 were 11 and 63, respectively. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Management has the intent to hold securities with unrealized losses until a recovery of the market value occurs. Management has determined that it is more likely than not that the Company will not be required to sell any of the securities with unrealized losses prior to a recovery of market value sufficient to negate the unrealized loss. Management has analyzed the creditworthiness of the underlying issuers and determined that the Company will collect all contractual cash flows, therefore all impairment is considered to be temporary.

	December 31, 2011					
	Less Than 12 Months		12 Months or More		Total	
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities Available for Sale						
US GSE and agency	$ 3,996	$ (3)	$ -	$ -	$ 3,996	$ (3)
Asset-backed SBA	2,254	(4)	-	-	2,254	(4)
Residential mortgage-backed GSE	16,378	(104)	-	-	16,378	(104)
State and local government	581	(10)	-	-	581	(10)
Temporarily impaired securities available for sale	23,209	(121)	-	-	23,209	(121)
Total temporarily impaired securities	$ 23,209	$ (121)	$ -	$ -	$ 23,209	$ (121)

3. INVESTMENT SECURITIES (Continued)

	December 31, 2010					
	Less Than 12 Months		12 Months or More		Total	
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities Available for Sale						
US GSE and agency	$ 28,901	$ (471)	$ -	$ -	$ 28,901	$ (471)
Asset-backed SBA	1,857	(14)	-	-	1,857	(14)
Residential mortgage-backed GSE	60,009	(1,178)	-	-	60,009	(1,178)
State and local government	3,287	(92)	-	-	3,287	(92)
Temporarily impaired securities available for sale	94,054	(1,755)	-	-	94,054	(1,755)
Securities Held to Maturity						
State and local government	1,453	(14)	-	-	1,453	(14)
Temporarily impaired securities held to maturity	1,453	(14)	-	-	1,453	(14)
Total temporarily impaired securities	$ 95,507	$ (1,769)	$ -	$ -	$ 95,507	$ (1,769)

The fair value of investment securities pledged as collateral follow:

	December 31,	
(in thousands)	2011	2010
Pledged to Federal Reserve Discount Window	$ 10,835	$ 990
Pledged to Federal funds purchased lines of credit	1,218	982
Pledged to Treasury Tax and Loan deposit accounts	-	1,054
Pledged to repurchase agreements for commercial customers	758	1,553

Interest income from taxable and tax-exempt securities recognized in interest and dividend income follow:

	Year Ended December 31,		
(in thousands)	2011	2010	2009
Interest income from taxable securities	$ 4,904	$ 4,085	$ 2,839
Interest income from tax-exempt securities	284	134	66
Total interest income from securities	$ 5,188	$ 4,219	$ 2,905

3. INVESTMENT SECURITIES (Continued)

Gross proceeds and gross realized gains from sales of securities recognized in net income follow:

	Year Ended December 31,		
(in thousands)	2011	2010	2009
Gross proceeds from sales of securities	$ 46,444	$ 18,908	$ 16,923
Gross realized gains from sales of securities	1,398	798	539

4. LOANS RECEIVABLE

The composition of loans receivable by segment and class follow:

	December 31,	
(in thousands)	2011	2010
Commercial:		
Commercial construction and land development	$ 22,375	$ 28,473
Commercial mortgage	139,947	164,553
Commercial and industrial	17,540	17,656
Total commercial	179,862	210,682
Non-commercial:		
Non-commercial construction and land development	3,907	8,670
Residential mortgage	175,866	180,439
Revolving mortgage	51,044	53,432
Consumer	22,588	47,212
Total non-commercial	253,405	289,753
Total loans receivable	433,267	500,435
Less: Deferred loan fees	(384)	(432)
Total loans receivable net of deferred loan fees	432,883	500,003
Less: Allowance for loan losses	(10,627)	(12,676)
Loans receivable, net	$ 422,256	$ 487,327

4. LOANS RECEIVABLE (Continued)

Loans receivable by segment, class, and grade follow:

(in thousands)	Pass	Special Mention	Substandard	Doubtful	Loss*	Total Loans
December 31, 2011						
Commercial:						
Commercial construction and land development	$ 6,394	$ 1,002	$ 14,410	$ -	$ 569	$ 22,375
Commercial mortgage	118,735	19,858	1,354	-	-	139,947
Commercial and industrial	12,834	2,058	2,647	1	-	17,540
Total commercial	137,963	22,918	18,411	1	569	179,862
Non-commercial:						
Non-commercial construction and land development	3,797	-	109	1	-	3,907
Residential mortgage	163,134	8,417	4,315	-	-	175,866
Revolving mortgage	48,057	2,003	984	-	-	51,044
Consumer	21,189	1,246	153	-	-	22,588
Total non-commercial	236,177	11,666	5,561	1	-	253,405
Total loans receivable	$ 374,140	$ 34,584	$ 23,972	$ 2	$ 569	$ 433,267
December 31, 2010						
Commercial:						
Commercial construction and land development	$ 12,532	$ 1,578	$ 14,269	$ -	$ 94	$ 28,473
Commercial mortgage	141,269	17,128	6,043	-	113	164,553
Commercial and industrial	15,542	716	1,398	-	-	17,656
Total commercial	169,343	19,422	21,710	-	207	210,682
Non-commercial:						
Non-commercial construction and land development	6,367	-	2,281	-	22	8,670
Residential mortgage	166,007	7,625	6,771	-	36	180,439
Revolving mortgage	50,976	1,712	744	-	-	53,432
Consumer	45,133	1,731	348	-	-	47,212
Total non-commercial	268,483	11,068	10,144	-	58	289,753
Total loans receivable	$ 437,826	$ 30,490	$ 31,854	$ -	$ 265	$ 500,435

* Items included in the "Loss" column are fully reserved.

4. LOANS RECEIVABLE (Continued)

Loans receivable by segment, class, and delinquency status follow:

	Past Due				
(in thousands)	31-89 Days	90 Days or More	Total	Current	Total Loans
December 31, 2011					
Commercial:					
Commercial construction and land development	$ 363	$ 6,251	$ 6,614	$ 15,761	$ 22,375
Commercial mortgage	-	833	833	139,114	139,947
Commercial and industrial	2,177	506	2,683	14,857	17,540
Total commercial	2,540	7,590	10,130	169,732	179,862
Non-commercial:					
Non-commercial construction and land development	-	110	110	3,797	3,907
Residential mortgage	1,426	1,922	3,348	172,518	175,866
Revolving mortgage	751	407	1,158	49,886	51,044
Consumer	939	27	966	21,622	22,588
Total non-commercial	3,116	2,466	5,582	247,823	253,405
Total loans receivable	$ 5,656	$ 10,056	$ 15,712	$ 417,555	$ 433,267
December 31, 2010					
Commercial:					
Commercial construction and land development	$ 462	$ 3,451	$ 3,913	$ 24,560	$ 28,473
Commercial mortgage	2,298	3,363	5,661	158,892	164,553
Commercial and industrial	288	290	578	17,078	17,656
Total commercial	3,048	7,104	10,152	200,530	210,682
Non-commercial:					
Non-commercial construction and land development	282	553	835	7,835	8,670
Residential mortgage	4,996	2,878	7,874	172,565	180,439
Revolving mortgage	576	191	767	52,665	53,432
Consumer	1,387	94	1,481	45,731	47,212
Total non-commercial	7,241	3,716	10,957	278,796	289,753
Total loans receivable	$ 10,289	$ 10,820	$ 21,109	$ 479,326	$ 500,435

4. LOANS RECEIVABLE (Continued)

The recorded investment in loans, by segment and class, that are not accruing interest or are 90 days or more past due and still accruing interest follow:

	December 31, 2011		December 31, 2010	
(in thousands)	Nonaccruing*	Past Due 90 Days or More and Still Accruing	Nonaccruing*	Past Due 90 Days or More and Still Accruing
Commercial:				
Commercial construction and land development	$ 14,695	$ -	$ 5,205	$ -
Commercial mortgage	833	-	3,810	-
Commercial and industrial	2,595	-	377	-
Total commercial	18,123	-	9,392	-
Non-commercial:				
Non-commercial construction and land development	110	-	553	-
Residential mortgage	1,922	-	3,194	-
Revolving mortgage	440	-	191	-
Consumer	27	-	94	-
Total non-commercial	2,499	-	4,032	-
Total loans receivable	$ 20,622	$ -	$ 13,424	$ -

* The Bank's largest commercial construction and land development loan, which had an outstanding balance of $8.6 million, and a related loan with an outstanding balance of $2.3 million were classified as nonaccruing loans at December 31, 2011 from accruing loans at December 31, 2010.

Loans made to directors and executive officers in the ordinary course of business with terms consistent with those offered to the Bank's other customers follow:

	December 31,	
(in thousands)	2011	2010
At beginning of period	$ 3,278	$ 4,004
New loans	12,317	278
Repayments of loans	(10,061)	(1,004)
At end of period	$ 5,534	$ 3,278

The Bank services loans for Habitat for Humanity of Western North Carolina as an in kind donation. The balances of these loans were $12.3 million and $11.4 million at December 31, 2011 and December 31, 2010, respectively.

5. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

(in thousands)	Year Ended December 31, 2010	Year Ended December 31, 2009
Balance at beginning of period	$ 8,994	6,403
Provision for loan losses	22,419	4,655
Charge-offs	(18,864)	(2,194)
Recoveries	127	130
Balance at end of period	$ 12,676	$ 8,994

An analysis of the allowance for loan losses by segment follows:

	Year Ended December 31, 2011		
(in thousands)	Commercial	Non-Commercial	Total
Balance at beginning of period	$ 7,658	$ 5,018	$ 12,676
Provision for loan losses	2,906	879	3,785
Charge-offs	(4,033)	(2,101)	(6,134)
Recoveries	94	206	300
Balance at end of period	$ 6,625	$ 4,002	$ 10,627

5. ALLOWANCE FOR LOAN LOSSES (Continued)

The ending balances of loans and the related allowance, by segment and class, follows:

	Allowance for Loan Losses			Total Loans Receivable		
(in thousands)	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated	Total	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated	Total
December 31, 2011						
Commercial:						
Commercial construction and land development	$ 709	$ 690	$ 1,399	$ 17,305	$ 5,070	$ 22,375
Commercial mortgage	70	4,426	4,496	1,426	138,521	139,947
Commercial and industrial	1	729	730	507	17,033	17,540
Total commercial	780	5,845	6,625	19,238	160,624	179,862
Non-commercial:						
Non-commercial construction and land development	1	188	189	116	3,791	3,907
Residential mortgage	231	1,894	2,125	4,378	171,488	175,866
Revolving mortgage	-	1,092	1,092	300	50,744	51,044
Consumer	-	596	596	-	22,588	22,588
Total non-commercial	232	3,770	4,002	4,794	248,611	253,405
Total loans receivable	$ 1,012	$ 9,615	$ 10,627	$ 24,032	$ 409,235	$ 433,267
December 31, 2010						
Commercial:						
Commercial construction and land development	$ 242	$ 990	$ 1,232	$ 16,765	$ 11,708	$ 28,473
Commercial mortgage	717	4,769	5,486	6,235	158,318	164,553
Commercial and industrial	366	416	782	1,351	16,305	17,656
Total commercial	1,325	6,175	7,500	24,351	186,331	210,682
Non-commercial:						
Non-commercial construction and land development	553	196	749	2,601	6,069	8,670
Residential mortgage	449	1,758	2,207	7,290	173,149	180,439
Revolving mortgage	-	1,021	1,021	-	53,432	53,432
Consumer	-	1,041	1,041	-	47,212	47,212
Total non-commercial	1,002	4,016	5,018	9,891	279,862	289,753
Unallocated			158			
Total loans receivable	$ 2,327	$ 10,191	$ 12,676	$ 34,242	$ 466,193	$ 500,435

5. ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans and the related allowance, by segment and class, follows:

		Recorded Investment			
(in thousands)	Unpaid Principal Balance	With a Recorded Allowance	With No Recorded Allowance	Total	Related Recorded Allowance
December 31, 2011					
Commercial:					
Commercial construction and land development	$ 19,183	$ 12,868	$ 4,437	$ 17,305	$ 709
Commercial mortgage	2,124	521	905	1,426	70
Commercial and industrial	1,509	147	360	507	1
Total commercial	22,816	13,536	5,702	19,238	780
Non-commercial:					
Non-commercial construction and land development	195	116	-	116	1
Residential mortgage	4,888	2,977	1,401	4,378	231
Revolving mortgage	300	-	300	300	-
Total non-commercial	5,383	3,093	1,701	4,794	232
Total impaired loans	$ 28,199	$ 16,629	$ 7,403	$ 24,032	$ 1,012
December 31, 2010					
Commercial:					
Commercial construction and land development	$ 19,115	$ 3,992	$ 12,773	$ 16,765	$ 242
Commercial mortgage	7,758	3,448	2,787	6,235	717
Commercial and industrial	1,709	1,000	351	1,351	366
Total commercial	28,582	8,440	15,911	24,351	1,325
Non-commercial:					
Non-commercial construction and land development	2,696	2,601	-	2,601	553
Residential mortgage	7,673	3,807	3,483	7,290	449
Total non-commercial	10,369	6,408	3,483	9,891	1,002
Total impaired loans	$ 38,951	$ 14,848	$ 19,394	$ 34,242	$ 2,327

5. ALLOWANCE FOR LOAN LOSSES (Continued)

The average recorded investment in impaired loans and interest income recognized on impaired loans follows:

	Year Ended December 31,					
	2011		2010		2009	
(in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Commercial:						
Commercial construction and land development	$ 16,668	$ 303	$ 17,171	$ 195	$ 11,655	$ -
Commercial mortgage	4,108	78	12,674	322	6,844	207
Commercial and industrial	1,114	11	1,477	67	1,256	19
Total commercial	21,890	392	31,322	584	19,755	226
Non-commercial:						
Non-commercial construction and land development	2,308	63	1,414	32	1,622	49
Residential mortgage	5,655	141	7,967	236	3,697	181
Revolving mortgage	154	-	33	16	10	12
Consumer	-	-	-	-	-	34
Total non-commercial	8,117	204	9,414	284	5,329	276
Total loans receivable	$ 30,007	$ 596	$ 40,736	$ 868	$ 25,084	$ 502

5. ALLOWANCE FOR LOAN LOSSES (Continued)

The following table summarizes the Bank's recorded investment in TDRs before and after their modifications during the periods indicated. The Bank extended the payment terms on no loans during the three months ended December 31, 2011 and on five loans during the year ended December 31, 2011 and allowed the payments on one loan to be reduced based on the principal remaining after a partial charge-off during the year ended December 31, 2011. The Bank does not typically grant reductions in interest rates to below market levels on the troubled debt it restructures.

	Year Ended December 31, 2011		
(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Extended payment terms			
Non-commercial:			
Non-commercial construction and land development	1	$ 1,750	$ -
Residential mortgage	4	622	620
Total non-commercial	5	2,372	620
Total	5	$ 2,372	$ 620
Forgiveness of principal			
Commercial:			
Commercial and industrial	1	$ 503	$ 139
Total commercial	1	503	139
Total	1	$ 503	$ 139
Total	6	$ 2,875	$ 759

The following table presents loans that were modified as TDRs within the year ended December 31, 2011 that stopped performing in accordance with their modified terms during the periods indicated. During the year ended December 31, 2011, one loan modified as a TDR went into default and no loans went into default during the fourth quarter of 2011.

	Year Ended December 31, 2011	
(in thousands)	Number of Loans	Recorded Investment
Forgiveness of principal		
Commercial:		
Commercial and industrial	1	$ 139
Total commercial	1	139
Total	1	$ 139

5. ALLOWANCE FOR LOAN LOSSES (Continued)

In the determination of the allowance for loan losses, management considers TDRs on commercial loans, and the subsequent nonperformance in accordance with their modified terms, by measuring impairment on a loan-by-loan basis based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Bank's loans that were considered to be troubled debt restructurings follow:

(in thousands)	December 31, 2011	December 31, 2010
Nonperforming restructured loans*	$ 13,097	$ 4,858
Performing restructured loans*	1,142	15,233
Total	$ 14,239	$ 20,091

* The Bank's largest commercial construction and land development loan, which had an outstanding balance of $8.6 million, was classified as a nonperforming restructured loan at December 31, 2011 from a performing restructured loan at December 31, 2010.

6. PREMISES AND EQUIPMENT

A summary of Bank premises and equipment, and related depreciation expense, follows:

(in thousands)	December 31, 2011	December 31, 2010
Land	$ 3,407	$ 3,407
Office buildings and improvements	15,732	15,693
Furniture, fixtures, equipment and auto	8,386	8,431
Construction in progress	-	18
Total	27,525	27,549
Less - accumulated depreciation	(13,472)	(12,705)
Premises and equipment, net	$ 14,053	$ 14,844

(in thousands)	Year Ended December 31, 2011	2010	2009
Depreciation expense	$ 1,225	$ 1,231	$ 1,261

7. DEPOSIT ACCOUNTS

The Bank's deposit accounts are summarized as follows:

(in thousands)	December 31, 2011	December 31, 2010
Noninterest-bearing demand accounts	$ 54,102	$ 44,996
NOW accounts	132,812	134,836
Money market accounts	137,901	131,138
Savings accounts	24,880	21,384
Certificate accounts	258,541	287,403
Total deposits	$ 608,236	$ 619,757

7. DEPOSIT ACCOUNTS (Continued)

The scheduled maturities of certificate of deposit accounts follow:

(in thousands)	December 31, 2011	December 31, 2010
2011	$ -	$ 163,775
2012	187,225	89,894
2013	46,616	28,424
2014	18,446	2,087
2015	3,194	3,223
2016	3,036	-
Thereafter	24	-
Total	$ 258,541	$ 287,403
Additional certificate of deposit information (amounts included in the preceding tables)		
Aggregate certificate of deposit accounts of $100,000 or more	$ 89,098	$ 102,490
Brokered certificate of deposit accounts	$ 15,359	$ 15,359

Deposit interest expense follows for the periods indicated:

(in thousands)	Year Ended December 31, 2011	2010	2009
NOW accounts	$ 934	$ 1,780	$ 1,688
Savings accounts	72	70	73
Money market accounts	721	1,046	1,488
Certificate accounts	4,495	6,128	9,091
Total deposits	$ 6,222	$ 9,024	$ 12,340

8. OVERNIGHT AND SHORT-TERM BORROWINGS

Overnight and short-term borrowings follow:

(in thousands)	December 31, 2011	December 31, 2010
Securities sold under agreements to repurchase	$ 758	$ 1,008
Total overnight and short-term borrowings	$ 758	$ 1,008
Total available credit under federal funds borrowing agreements	$ 55,335	$ 37,000

The Bank has a federal funds borrowing agreement with the Federal Reserve Bank whereby any borrowings under the agreement are secured by qualifying assets pledged by the Bank.

9. ADVANCES FROM THE FEDERAL HOME LOAN BANK

The Bank has established a line of credit borrowing arrangement with the FHLB of Atlanta. Available credit under this commitment was $50.9 at December 31, 2011 and $58.0 million at December 31, 2010. As security for advances, the Bank, under a blanket-floating lien, is required to maintain qualifying mortgages with unpaid principal balances, when discounted at 75% of the unpaid principal balances, equal to at least 100% of its outstanding advances. All stock in the FHLB of Atlanta is also pledged to secure these advances.

Maturities, conversion dates, and interest rates on outstanding FHLB of Atlanta advances follow (dollars in thousands):

Maturity Date	Date Convertible by FHLB to Variable Rate	Interest Rate	December 31, 2011	December 31, 2010
March 13, 2017	March 13, 2012 (1)	4.09%	$ 10,000	$ 10,000
March 13, 2017	March 13, 2012 (1)	4.20%	10,000	10,000
March 20, 2017	March 20, 2012 (1)	3.99%	10,000	10,000
June 29, 2017	March 29, 2012 (1)	4.46%	10,000	10,000
September 11, 2017	March 12, 2012 (1)	3.45%	10,000	10,000
September 17, 2018	September 17, 2013 (2)	3.65%	10,000	10,000
Total FHLB advances		3.97%	$ 60,000	$ 60,000

(1) FHLB has the option to convert the advance to a variable rate each quarter until maturity.
(2) FHLB has the option to convert the advance to a variable rate only on the date indicated.

If the FHLB of Atlanta exercises its conversion option, the Bank can accept the new terms or repay the advance without any prepayment penalty. These advance agreements also contain prepayment penalty provisions for early repayments if current advance rates are lower than the interest rates on the advances being repaid.

The Bank had outstanding irrevocable letters of credit totaling $1.5 million and $7.0 million from the FHLB of Atlanta at December 31, 2011 and December 31, 2010, respectively, used to secure uninsured deposits placed with the Bank by state and local governments and their political subdivisions, to the extent required by law.

10. INCOME TAXES

Components of the income tax provision follows:

(in thousands)	Year Ended December 31, 2011	2010	2009
Current:			
Federal	$ 126	$ (2,528)	$ 1,329
State	-	-	27
Total current expense (benefit)	126	(2,528)	1,356
Deferred:			
Federal	337	(2,424)	(583)
State	125	(1,122)	18
Total deferred expense (benefit)	462	(3,546)	(565)
Total income tax provision (benefit)	$ 588	$ (6,074)	$ 791
Increases (decreases) in deferred tax liabilities allocated to other comprehensive income related to:			
Unrealized gains (losses) on securities available for sale	$ (2,099)	$ 457	$ 70
Qualified and non-qualified pension plan liability adjustments	525	392	(1,128)
Total	$ (1,574)	$ 849	$ (1,058)

10. INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gave rise to the Bank's deferred income tax assets and liabilities follows:

(in thousands)	December 31, 2011	December 31, 2010
Deferred tax assets relating to:		
Deferred loan fees	$ 148	$ 167
Deferred compensation	376	520
Non-accrual interest, book versus tax	11	205
Accrued vacation	203	174
Allowance for loan losses	4,097	4,904
Pension liabilities and prepayments	2,528	2,003
Net operating/net economic loss carry forward	1,212	1,433
Loss reserve on foreclosed real estate	806	503
Deferred gain on sale of foreclosed real estate	4	78
Unrealized loss on securities available for sale	-	299
Other	296	67
Total deferred tax assets	9,681	10,353
Deferred tax liabilities relating to:		
Original issue discount - loan fees	(556)	(587)
Property	(387)	(588)
Pension liabilities and prepayments	(1,462)	(1,658)
FHLB stock	(761)	(763)
Unrealized gain on securities available for sale	(1,800)	-
Other	(110)	(116)
Total deferred tax liabilities	(5,076)	(3,712)
Net recorded deferred tax assets	$ 4,605	$ 6,641

10. INCOME TAXES (Continued)

Income taxes computed by applying the federal statutory income tax rate of 34% to income before income taxes differs from the actual income tax provision because of the following:

	Year Ended December 31,		
(in thousands)	2011	2010	2009
Income tax provision at statutory rate	$ 604	$ (5,281)	$ 789
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal effect	82	(741)	30
Other, net	(98)	(52)	(28)
Total	$ 588	$ (6,074)	$ 791

Retained earnings include approximately $7.2 million representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution or liquidation of the Bank's equity.

11. REGULATORY CAPITAL REQUIREMENTS

Capital Levels – The Company is a bank holding company regulated by the FRB and the NCCoB. The Bank is a state-chartered savings bank regulated by the FDIC and the NCCoB. Federal regulations require the maintenance of a minimum leverage ratio of qualifying total capital to total assets of four percent and a minimum ratio of qualifying total capital to risk-weighted assets of eight percent, of which at least four percent must be in the form of core capital. In addition, North Carolina regulations require North Carolina savings banks to maintain a ratio of qualifying total capital to total adjusted assets of five percent.

Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2011, the most recent regulatory reporting period, the Bank was well capitalized under the current regulatory framework. To be categorized as well capitalized, the Bank must maintain minimum total risk-based capital, Tier I leverage ratio, and Tier I risk adjusted capital as set forth in the table below.

11. REGULATORY CAPITAL REQUIREMENTS (Continued)

The following tables set forth actual and required regulatory capital amounts as of the periods indicated:

			Regulatory Requirements			
	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
ASB Bancorp, Inc.						
December 31, 2011						
Tier I leverage capital	$ 114,757	14.30%	$ 32,098	4.00%	$ 40,122	5.00%
Tier I risk-based capital	114,757	27.52%	16,678	4.00%	25,017	6.00%
Total risk-based capital	120,050	28.79%	33,356	8.00%	41,694	10.00%
Asheville Savings Bank, S.S.B.						
December 31, 2011						
Tier I leverage capital	$ 88,897	11.09%	$ 32,063	4.00%	$ 40,079	5.00%
Tier I risk-based capital	88,897	21.35%	16,658	4.00%	24,988	6.00%
Total risk-based capital	94,193	22.62%	33,317	8.00%	41,646	10.00%
NC Savings Bank capital	99,538	12.67%	39,292	5.00%	n/a	n/a
December 31, 2010						
Tier I leverage capital	$ 63,377	8.36%	$ 30,309	4.00%	$ 37,886	5.00%
Tier I risk-based capital	63,377	13.04%	19,434	4.00%	29,151	6.00%
Total risk-based capital	69,542	14.31%	38,868	8.00%	48,585	10.00%
NC Savings Bank capital	76,053	10.14%	37,503	5.00%	n/a	n/a

A reconciliation of GAAP equity and regulatory capital amounts follows:

	ASB Bancorp December 31,	Asheville Savings Bank December 31,	
(in thousands)	2011	2011	2010
Total GAAP equity	$ 115,571	$ 89,721	$ 62,881
Accumulated other comprehensive income, net of tax	1,329	1,319	3,640
Disallowed deferred tax assets	(2,143)	(2,143)	(3,144)
Tier I capital	114,757	88,897	63,377
Unrealized gains on available for sale equity securities	14	14	-
Allowable portion of allowance for loan losses	5,279	5,282	6,165
Total risk-based capital	$ 120,050	94,193	69,542
Disallowed portion of allowance for loan losses	n/a	5,345	6,511
NC Savings Bank capital	n/a	$ 99,538	$ 76,053

12. BENEFIT PLANS

Defined Benefit Plans – The Bank has a Qualified defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during employment. The Bank's funding policy is based on actuarially determined amounts. Prior service costs are amortized using the straight line method. Contributions are intended to provide for not only benefits attributed to service to date but also for those expected to be earned in the future. In addition, the Bank also has a Non-qualified plan covering certain officers whose benefit under the Qualified plan would be reduced as a result of Internal Revenue Code limitations. The Non-qualified plan is an unfunded plan and any benefits payable shall be paid from the general assets of the Bank.

Effective January 1, 2010, the Board of Directors amended the Bank's Qualified and Non-qualified pension plans (the "Plans") to reduce the projected benefit obligations under the plans for services to be performed in future periods.

Effective December 31, 2009, benefits under the Bank's Plans were reduced with respect to existing employees and no new participants were allowed to enter the Plans after the effective date.

The following tables set forth the status of both the Qualified and the Non-qualified Plans using measurement dates of December 31, 2011 and 2010:

	Non-qualified		Qualified	
(in thousands)	2011	2010	2011	2010
Change in Benefit Obligation				
Projected benefit obligation at beginning of year	$ 1,152	$ 1,065	$ 17,042	$ 15,006
Service cost	5	5	169	156
Interest cost	58	61	922	906
Actuarial loss	49	88	1,244	1,481
Benefits paid	(68)	(67)	(605)	(507)
Projected benefit obligation at end of year	$ 1,196	$ 1,152	$ 18,772	$ 17,042
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ 17,279	$ 16,563
Actual return on plan assets	-	-	523	1,223
Employer contribution	68	67	-	-
Benefits paid	(68)	(67)	(605)	(507)
Fair value of plan assets at end of year	$ -	$ -	$ 17,197	$ 17,279

12. BENEFIT PLANS (Continued)

	Non-qualified		Qualified	
(in thousands)	2011	2010	2011	2010
Net Amount Recognized				
Funded status	$ (1,196)	$ (1,152)	$ (1,575)	$ 237
Unrecognized net actuarial loss	374	348	6,760	5,502
Unrecognized prior service credit	(46)	(57)	(531)	(598)
Net amount recognized	$ (868)	$ (861)	$ 4,654	$ 5,141
Amounts Recognized in Balance Sheets				
Pension asset (liability)	$ (1,196)	$ (1,152)	$ (1,575)	$ 237
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss	$ 374	$ 348	$ 6,760	$ 5,502
Prior service credit	(46)	(57)	(531)	(598)
Accumulated other comprehensive loss	$ 328	$ 291	$ 6,229	$ 4,904
Expected to be Amortized from Accumulated Other Comprehensive Income Over Next Twelve Months				
Net actuarial loss	$ 24	$ 20	$ 508	$ 385
Prior service credit	(11)	(11)	(66)	(66)

Net periodic benefit cost related to defined benefit plans included the following components for the periods indicated:

	Year Ended December 31,		
(in thousands)	2011	2010	2009
Non-Qualified Defined Benefit Plan			
Components of Net Periodic Benefit Costs			
Service cost	$ 5	$ 5	$ 16
Interest cost	58	61	71
Amortization of prior service cost (credit)	(11)	(11)	66
Amortization of net loss	22	31	16
Net periodic benefit cost	$ 74	$ 86	$ 169
Qualified Defined Benefit Plan			
Components of Net Periodic Benefit Costs			
Service cost	$ 169	$ 156	$ 620
Interest cost	922	906	947
Expected return on plan assets	(933)	(896)	(1,120)
Amortization of prior service cost (credit)	(66)	(66)	125
Amortization of net loss	396	269	402
Net periodic benefit cost	$ 488	$ 369	$ 974

12. BENEFIT PLANS (Continued)

(in thousands)	Non-qualified 2011	Non-qualified 2010	Qualified 2011	Qualified 2010
Additional Information				
Accumulated benefit obligation	$ 1,196	$ 1,152	$ 18,772	$ 17,042
Increase in minimum liability included in other comprehensive income	$ -	$ -	$ -	$ -

Assumptions used in accounting for the defined benefit plans follow:

	Non-qualified 2011	Non-qualified 2010	Qualified 2011	Qualified 2010
Weighted Average Assumptions Used to Determine Benefit Obligations at Year-End				
Discount rate	4.91%	5.20%	5.11%	5.50%
Rate of compensation increase	3.50%	6.00%	3.50%	6.00%
Weighted Average Assumptions Used to Determine Net Period Benefit Cost for the Year				
Discount rate	5.20%	5.88%	5.50%	6.18%
Expected long-term return on plan assets	n/a	n/a	5.50%	5.50%
Rate of compensation increase	6.00%	3.00%	6.00%	3.00%

	Qualified 2011	Qualified 2010
Asset Allocation		
Actual Percentage of Plan Assets		
Equity securities	0%	0%
Debt securities	100%	100%
Total	100%	100%
Target Allocation		
Equity securities	0%	0%
Debt securities	100%	100%
Total	100%	100%

12. BENEFIT PLANS (Continued)

Investment Policy and Strategy – Qualified Plan
The policy, as established by the Pension Committee, is to provide for preservation of capital by investing assets per the target allocations stated above, which from time to time may be amended to include investments in equity securities. The assets will be reallocated quarterly to meet the above target allocations. The investment policy will be reviewed on a quarterly basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Determination of Expected Long-Term Rate of Return
The expected long-term rate of return for the plan's total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 8% to 11% over the long-term, while cash and fixed income is expected to return between 3% and 6%. Based on historical experience, the Pension Committee expects that the Plan's asset managers will provide a modest (0.50% to 1.50% per annum) premium to their respective market benchmark indices.

Cash Flows
The expected contribution to the Non-qualified Plan for the year ending December 31, 2012 is $68,263. The Bank does not expect to make a Qualified Plan contribution in 2012.

The following benefit payments reflecting expected future service are expected to be paid as follows:

(in thousands)	Non-Qualified	Qualified
Fiscal Year Ending December 31,		
2012	$ 68	$ 643
2013	71	731
2014	71	817
2015	71	855
2016	71	887
2017 – 2021	355	5,179

401(k) Plan – Effective October 1, 1996, the Bank adopted an employee savings plan under Section 401(k) of the Internal Revenue Code, and the Plan covers substantially all employees. Effective January 1, 2001, the Plan was amended to provide a safe harbor provision and to cease the allowance of after-tax contributions by employees. The safe harbor provision changes the Bank's matching contribution to equal 100% of the first 3% of each employee's compensation for the plan year, plus 50% of the employee's deferral contributions in excess of 3% but not in excess of 5% of the employee's compensation for the plan year.

Matching contributions to the Bank's defined contribution plan under Section 401(k) of the Internal Revenue Code were as follows for the periods indicated:

(in thousands)	Year Ended December 31, 2011	2010	2009
Contributions to defined contribution plan	$ 190	$ 178	$ 184

12. BENEFIT PLANS (Continued)

Deferred Compensation Plan – The Bank has adopted a non-qualified Directors and Officers Deferral Plan (the "D&O Plan") under which designated executive officers and directors can defer compensation and board/committee meeting fees into the D&O Plan which contains certain investment elections approved by the Bank's Compensation Committee and selected by the D&O Plan's Participants, including the option to invest in the Company's common stock. All D&O Plan Participants are 100% vested in their account balances at all times. Executive officers must first maximize their participation in the Bank's qualified 401K Plan and can defer no less than five percent (5%) of compensation. No Participant may defer more than one hundred percent (100%) of fees and compensation. The Bank may, at its discretion, make matching contributions to the D&O Plan but has heretofore not elected to do so. The D&O Plan has been amended to comply with Section 409A of the Internal Revenue Code. The Bank's assets under the D&O Plan equal its liabilities, which were $972,000 at December 31, 2011 and $1,341,000 at December 31, 2010.

Stock-Based Deferral Plan – The Bank adopted a non-qualified Stock-Based Deferral Plan to facilitate the investment of D&O Plan funds in the Company's common stock as elected by D&O Plan participants.

Employee Stock Ownership Plan – In conjunction with the initial public offering, the Company established an ESOP to provide eligible employees the opportunity to own Company stock. The Company provided a loan to the ESOP in the amount of $4,468,000, which was used to purchase 446,764 shares of the Company's common stock at a price of $10.00 per share in the Company's initial public offering. The loan bears a fixed interest rate of 3.25% and provides for annual payments of interest and principal over the 15 year term of the loan.

At December 31, 2011, the remaining principal balance on the ESOP debt is payable as follows:

(in thousands)	Amount
Principal amounts due on December 31,	
2012	$ 253
2013	262
2014	270
2015	279
2016	288
Thereafter	3,055
Total	$ 4,407

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account until released for allocation to the participants, as principal and interest payments are made by the ESOP to the Company.

Shares released are allocated to each eligible participant based on the ratio of each such participant's compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. Forfeited shares shall be reallocated among other participants in the Plan. At the discretion of the Bank, cash dividends, when paid on allocated shares, will be distributed to participants' accounts or used to repay the principal and interest on the ESOP loan used to acquire Company stock on which dividends were paid. Cash dividends on unallocated shares will be used to repay the outstanding debt of the ESOP.

12. BENEFIT PLANS (Continued)

Shares held by the ESOP include the following:

(dollars in thousands)	December 31, 2011
Allocated ESOP shares	7,350
Unallocated ESOP shares	439,414
Total ESOP shares	446,764
Fair value of unallocated ESOP shares	$ 5,099

As ESOP shares are earned by the participants, the Company recognizes compensation expense equal to the fair value of the earned ESOP shares during the periods in which they become committed to be released. Total expense recognized in connection with the ESOP was as follows:

	Year Ended December 31,		
(in thousands)	2011	2010	2009
ESOP expense	$ 86	$ -	$ -

13. COMMITMENTS AND CONTINGENCIES

Loan Commitments - The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recorded in the accompanying consolidated balance sheets. Such financial instruments are recorded when they are funded.

The Bank's exposure to credit loss in the event of nonperformance by the counterparty to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

13. COMMITMENTS AND CONTINGENCIES (Continued)

The Bank's commitments to extend or originate credit and under standby letters of credit follow:

(in thousands)	December 31, 2011	December 31, 2010
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend or originate credit	$ 117,446	$ 121,589
Commitments under standby letters of credit	135	58
Total	$ 117,581	$ 121,647

The Bank renegotiated the operating lease for the operations center location to include additional space. This lease commenced May 1, 2007 with an original term of ten years. The lease has four five-year renewal options with predetermined rates per square foot rented. The Bank also renegotiated an operating lease for a parking lot for a three-year term, with no renewal options. A new lease for land in Fletcher, North Carolina commenced on February 1, 2007 with an initial term of 20 years. The lease has renewal options of four consecutive renewal periods of five years each. The monthly payments are subject to adjustment every 60 months based on the increase of the Consumer Price Index.

Future minimum lease payments under these leases are as follows:

(in thousands)	December 31, 2011
2012	$ 355
2013	355
2014	355
2015	355
2016	355
Thereafter	646
Total	$ 2,421

Total rental expense related to operating leases follows:

(in thousands)	Year Ended December 31, 2011	2010	2009
Rental expense	$ 355	$ 364	$ 366

Concentrations of Credit Risk - The Bank's primary market area consists of Buncombe, Henderson, McDowell, Transylvania and Madison counties of North Carolina. The majority of the Bank's loans are residential mortgage loans and commercial real estate loans. The Bank's policy generally will allow residential mortgage loans up to 80% of the value of the real estate that is pledged as collateral or up to 95% with private mortgage insurance and commercial real estate loans up to 85% of the value of the real estate that serves as collateral to secure the loan.

13. COMMITMENTS AND CONTINGENCIES (Continued)

Interest Rate Risk - The Bank's profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, the Bank's interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. The Bank's interest-earning assets consist primarily of long-term, fixed-rate mortgage loans, adjustable rate mortgage loans and investments that typically adjust more slowly to changes in interest rates than its interest-bearing liabilities, which are primarily term deposits. Accordingly, the Bank's earnings are usually adversely affected during periods of rising interest rates and positively impacted during periods of declining interest rates. However, based on the results of the Bank's interest rate risk simulation model, which management believes accurately reflects the extraordinary stress currently existing in the financial markets with respect to potential margin compression resulting from the Bank's difficulty in reducing its cost of funds further in this competitive pricing environment, the Bank's earnings may well be adversely affected if interest rates decline further. Such a decline in rates could result from, among other things, the Federal Reserve Board's purchase of government securities and/or mortgage-backed securities in an effort to further stimulate the economy. Accordingly, the Bank is currently the beneficiary of a stable rate environment and is carefully monitoring, through its Asset/Liability management process, the competitive landscape related to interest rates as well as various economic indicators in order to optimally position the Bank in terms of changes in interest rates.

Litigation - The Bank is periodically involved in legal actions in the normal course of business. The Bank is not a party to any pending legal proceedings that the Bank's management believes would have a material adverse effect on the Bank's financial condition, results of operations, or cash flows.

Investment Commitments - During 2005, the Bank entered into an agreement to invest $1,000,000 as a limited partner in a Small Business Investment Company. The Bank made no additional investments during 2011, 2010 or 2009, but invested $800,000 prior to 2009. The Bank has a remaining commitment of approximately $200,000. This investment is recognized at cost and is included in "other assets" on the balance sheet.

14. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820: Fair Value Measurements and Disclosures ("FASB ASC Topic 820") requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non- recurring basis are discussed further down in this note. The estimated fair value amounts shown below have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or valuation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest, Federal Home Loan Bank Stock and demand deposits. The methodologies for other financial assets and financial liabilities are discussed below:

The carrying amount and estimated fair values of financial instruments follows:

	December 31, 2011		December 31, 2010	
(in thousands)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:				
Cash and cash equivalents	$ 72,327	$ 72,327	$ 24,234	$ 24,234
Investment securities				
Available for sale	243,863	243,863	175,445	175,445
Held to maturity	5,218	5,753	5,948	6,198
Investments held at cost	3,870	3,870	3,970	3,970
Loans held for sale	6,590	6,689	8,386	8,512
Loans receivable, net	422,256	428,876	487,327	491,205
Accrued interest receivable	2,539	2,539	2,519	2,519
Deferred compensation assets	972	972	1,341	1,341
Financial liabilities:				
Demand and savings deposits	349,695	349,695	332,354	332,354
Time deposits	258,541	260,466	287,403	289,881
Repurchase agreements	758	756	1,008	999
Advances from Federal Home Loan Bank	60,000	68,641	60,000	64,048
Deferred compensation liabilities	972	972	1,341	1,341
Accrued interest payable	153	153	170	170
Financial instruments whose contract amounts represent credit risk:				
Commitments to extend or originate credit	-	-	-	-
Commitments under standby letters of credit	-	-	-	-

14. FAIR VALUE MEASUREMENTS (Continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no highly liquid market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Estimated fair values were determined as follows:

Investment Securities – Fair value measurement is primarily based upon quoted prices of like or similar securities, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Loans Receivable – For variable rate loans, carrying value is a reasonable estimate of fair value. For fixed rate loans, fair values are estimated based on discounted future cash flows using the current interest rates at which loans with similar terms would be made to borrowers of similar credit quality. Valuation adjustments are made for credit risk, which are represented by the allowance for loan losses, but do not include adjustments for illiquidity or other market risks.

Loans Held for Sale – Loans held for sale are residential mortgages carried at the lower of cost or market value. The market values of loans held for sale are based on what mortgage buyers are currently offering the Bank on a "best efforts" basis to buy the loans.

Accrued Interest Receivable and Payable – The carrying amount is a reasonable estimate of fair value.

Deferred Compensation Assets – Assets include debt and equity securities that are traded in an active exchange market. Fair values are obtained from quoted prices in active markets for identical assets.

Demand and Savings Deposits – By definition, the carrying values are equal to the fair values.

Time Deposits and Repurchase Agreements – Fair value of fixed maturity certificates of deposit is estimated using the FHLB Rate Curve for similar remaining maturities.

Advances from Federal Home Loan Bank – The fair value of Federal Home Loan Bank advances is estimated using the rates currently offered for advances of similar remaining maturities.

Deferred Compensation Liabilities – Fair values are measured based on the fair values of the related deferred compensation assets.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2011 and December 31, 2010. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the date of these financial statements and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

14. FAIR VALUE MEASUREMENTS (Continued)

The fair value measurement and disclosure guidance contained in FASB ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury debt securities.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, SBA asset-backed securities, securities issued by state and local governments, corporate debt securities, and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly structured or long-term derivative contracts.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale
Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices of like or similar securities, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The fair values of investments in mutual funds are determined by quoted prices and are included as recurring Level 1 assets. The fair values of investments in securities issued by U.S. GSE's, asset-backed securities issued by the SBA, residential mortgage-backed securities issued by U.S. GSE's, and securities issued by state and local governments are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions and are included as recurring Level 2 assets.

14. FAIR VALUE MEASUREMENTS (Continued)

Defined Benefit Plan Assets

The Bank's Nonqualified Defined Benefit Plan had no plan assets because it was not funded. The assets of the Bank's Qualified Defined Benefit Plan, which are invested in interest-bearing depository accounts and money market and debt security mutual funds, are included at fair value in the Qualified Plan's separate financial statements. Fair value measurement is based upon quoted prices of like or similar securities. The fair values of the Plan's investments in interest-bearing depository accounts and money market and debt security mutual funds are determined by quoted prices and are included as recurring Level 1 assets.

Loans Held for Sale

Loans held for sale are residential mortgages carried at the lower of cost or market value. The market values of loans held for sale are based on what mortgage buyers are currently offering the Bank on a "best efforts" basis to buy the loans. As such, the Bank classifies its mortgages held for sale as nonrecurring Level 2 assets.

Loans

The Bank does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with the accounting guidance contained in FASB ASC Topic 310: Receivables ("FASB ASC Topic 310"). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with the fair value measurement and disclosure guidance contained in FASB ASC Topic 820, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the impaired loan as nonrecurring Level 2 assets. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the impaired loan as nonrecurring Level 3 assets.

Foreclosed Properties

The Bank's foreclosed properties are measured and recorded at the lower of cost or estimated fair value. The fair value of foreclosed properties is measured using the current appraised value of the property less the estimated expenses necessary to sell the property. The Bank records its foreclosed properties as nonrecurring Level 3 assets.

14. FAIR VALUE MEASUREMENTS (Continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Fair Value Measurement Using				
Description	Level 1	Level 2	Level 3	Total Carrying Amount in Statement of Financial Position	Assets/ Liabilities Measured at Fair Value
December 31, 2011					
Securities available for sale:					
U.S. GSE and agency securities	$ -	$ 42,367	$ -	$ 42,367	$ 42,367
Asset-backed SBA securities	-	31,492	-	31,492	31,492
Residential mortgage-backed securities issued by GSE's	-	157,378	-	157,378	157,378
State and local government securities	-	11,914	-	11,914	11,914
Mutual funds	712	-	-	712	712
Total	$ 712	$ 243,151	$ -	$ 243,863	$ 243,863
Defined benefit plan assets:					
Cash and cash equivalents	$ 173	$ -	$ -		
Money market mutual funds	264	-	-		
Debt security mutual funds	16,760	-	-		
Total	$ 17,197	$ -	$ -		
December 31, 2010					
Securities available for sale:					
U.S. GSE and agency securities	$ -	$ 50,042	$ -	$ 50,042	$ 50,042
Asset-backed SBA securities	-	16,039	-	16,039	16,039
Residential mortgage-backed securities issued by GSE's	-	105,410	-	105,410	105,410
State and local government securities	-	3,287	-	3,287	3,287
Mutual funds	667	-	-	667	667
Total	$ 667	$ 174,778	$ -	$ 175,445	$ 175,445
Defined benefit plan assets:					
Cash and cash equivalents	$ 193	$ -	$ -		
Money market mutual funds	241	-	-		
Debt security mutual funds	16,845	-	-		
Total	$ 17,279	$ -	$ -		

14. FAIR VALUE MEASUREMENTS (Continued)

There were no transfers to or from Level 1 and 2 during the years ended December 31, 2011 and December 31, 2010.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Bank may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. Assets measured at fair value on a nonrecurring basis are included in the table below.

(in thousands)	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Position	Assets/ Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
December 31, 2011					
Impaired loans	$ -	$ -	$ 21,858	$ 21,858	$ 21,858
Foreclosed properties	-	-	8,125	8,125	8,125
December 31, 2010					
Impaired loans	$ -	$ -	$ 16,103	$ 16,103	$ 16,103
Foreclosed properties	-	-	10,650	10,650	10,650

15. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The following financial information pertains to ASB Bancorp, Inc. (parent company only), and should be read in conjunction with the consolidated financial statements of the Company.

Condensed Balance Sheets

(in thousands)	December 31, 2011
Assets	
Cash on deposit with bank subsidiary	$ 16,297
Interest-earning deposits with other financial institutions	2,998
Total cash and cash equivalents	19,295
Securities available for sale at fair value	2,080
ESOP loan receivable	4,407
Investment in bank subsidiary	89,721
Deferred income tax assets, net	7
Other assets	71
Total assets	$ 115,581
Liabilities and Stockholders' Equity	
Other liabilities	$ 10
Total liabilities	10
Total stockholders' equity	115,571
Total liabilities and stockholders' equity	$ 115,581

15. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

Condensed Statements of Net Income

(in thousands)	Year Ended December 31, 2011
Interest and dividend income	$ 33
Interest expense	-
Net interest income	33
Noninterest income	-
Noninterest expenses	118
Loss before income taxes and equity in undistributed income of bank subsidiary	(85)
Income tax benefit	(33)
Net loss before equity in undistributed income of bank subsidiary	(52)
Equity in undistributed income of bank subsidiary	1,239
Net income	$ 1,187

Condensed Statements of Cash Flows

(in thousands)	Year Ended December 31, 2011
Operating Activities	
Net income	$ 1,187
Adjustments to reconcile net income to net cash used in operating activities:	
Equity in undistributed income of bank subsidiary	(1,239)
Increase in income tax receivable	(33)
Increase in interest receivable	(6)
Net change in other assets and liabilities	(22)
Net cash used in operating activities	(113)
Investing Activities	
Securities available for sale:	
Purchases	(2,098)
Investment in bank subsidiary's common stock	(28,000)
ESOP loan	(4,468)
ESOP principal payments received	61
Net cash used in investing activities	(34,505)
Financing Activities	
Proceeds from issuance of common stock, net of issuance costs	53,913
Net cash provided by financing activities	53,913
Net increase in cash and cash equivalents	19,295
Cash and cash equivalents:	
Beginning of period	-
End of period	$ 19,295
SUPPLEMENTAL DISCLOSURES:	
Non-cash investing and financing transactions:	
Change in unrealized gain on securities available for sale	(18)
Change in deferred income taxes resulting from other comprehensive income	7

16. UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited condensed statements of income (loss) for each of the quarters are summarized below for the periods indicated.

	Three Months Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Interest and dividend income	$ 6,760	$ 7,090	$ 7,502	$ 7,382
Interest expense	2,013	2,120	2,205	2,304
Net interest income before provision for loan losses	4,747	4,970	5,297	5,078
Provision for loan losses	1,974	730	424	657
Net interest income after provision for loan losses	2,773	4,240	4,873	4,421
Noninterest income	2,337	2,004	1,928	1,680
Noninterest expenses	6,297	5,322	5,630	5,232
Income (loss) before income tax provision (benefit)	(1,187)	922	1,171	869
Income tax provision (benefit)	(476)	351	429	284
Net income (loss)	$ (711)	$ 571	$ 742	$ 585
Net income (loss) per common share – Basic	$ (0.14)	n/a	n/a	n/a
Net income (loss) per common share – Diluted	$ (0.14)	n/a	n/a	n/a

	Three Months Ended			
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Interest and dividend income	$ 7,592	$ 8,136	$ 8,409	$ 8,678
Interest expense	2,582	2,876	2,935	3,051
Net interest income before provision for loan losses	5,010	5,260	5,474	5,627
Provision for loan losses	4,110	13,838	2,612	1,859
Net interest income (loss) after provision for loan losses	900	(8,578)	2,862	3,768
Noninterest income	1,826	1,715	2,084	2,058
Noninterest expenses	5,713	6,220	5,080	5,154
Income (loss) before income tax provision (benefit)	(2,987)	(13,083)	(134)	672
Income tax provision (benefit)	(1,188)	(5,080)	(48)	242
Net income (loss)	$ (1,799)	$ (8,003)	$ (86)	$ 430
Net income per common share – Basic	n/a	n/a	n/a	n/a
Net income per common share – Diluted	n/a	n/a	n/a	n/a

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management has carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the its "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's independent registered public accounting firm due to the transition period established by the rules of the Securities and Exchange Commission for newly formed public companies. Under the applicable rules of the Securities and Exchange Commission, a report on management's assessment regarding internal control over financial reporting and a related attestation report from the Company's independent registered public accounting firm will be required in the Company's Annual Report on Form 10-K when the aggregate market value of the voting and non-voting common equity held by non-affiliates as of the end of the second quarter of the Company's fiscal year exceeds $75.0 million.

In addition, based on that evaluation, there has been no change in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

<u>Board of Directors</u>

For information relating to the directors of the Company., the section captioned *"Items to be Voted on by Stockholders—Item 1—Election of Directors"* in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

<u>Executive Officers</u>

The executive officers of the Company are:

Name	Position
Suzanne S. DeFerie	President and Chief Executive Officer
Kirby A. Tyndall	Executive Vice President and Chief Financial Officer
David A. Kozak	Executive Vice President and Chief Lending Officer
Fred A. Martin	Executive Vice President and Chief Information Officer

Since the formation of ASB Bancorp, Inc., none of the Company executive officers, directors or other personnel have received remuneration from ASB Bancorp, Inc.

Below is information regarding our other executive officers who are not also directors. Ages presented are as of December 31, 2011.

Kirby A. Tyndall has served as Executive Vice President and Chief Financial Officer of Asheville Savings Bank since September 2010. Mr. Tyndall was Vice President and Finance Special Projects Coordinator at Asheville Savings Bank from November 2009 to September 2010. Prior to joining Asheville Savings Bank in November 2009, Mr. Tyndall served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Bank of Granite, located in Granite Falls, North Carolina, from June 1997 to July 2009. Age 56.

David A. Kozak has served as Executive Vice President and Chief Lending Officer of Asheville Savings Bank since July 2010. Mr. Kozak was Executive Vice President and Senior Lending Officer of Asheville Savings Bank from April 2008 to July 2010. Prior to joining Asheville Savings Bank in April 2008, Mr. Kozak served as First Vice President, Commercial Lending Manager at SunTrust Bank from December 2005 to April 2008. Age 51.

Fred A. Martin joined Asheville Savings Bank in 2006 and has served as Executive Vice President and Chief Information Officer of Asheville Savings Bank since June 2007. Prior to joining Asheville Savings Bank, Mr. Martin served as North Carolina Lead Network Engineer and Assistant Director of Information Technology for SouthTrust Bank. Age 41.

<u>Compliance with Section 16(a) of the Securities Exchange Act of 1934</u>

For information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, the cover page to this Annual Report on Form 10-K and the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement are incorporated herein by reference.

Disclosure of Code of Ethics

For information concerning the Company's Code of Ethics, the information contained under the section captioned *"Corporate Governance—Code of Ethics and Business Conduct"* in the Proxy Statement is incorporated by reference. A copy of the Code of Ethics and Business Conduct is available to stockholders on the Company's website at http://ir.ashevillesavings bank.com.

Corporate Governance

For information regarding the Audit Committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance — Committees of the Board of Directors — Audit Committee"* in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

For information regarding executive compensation, the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners.

Information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned *"Stock Ownership."*

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned *"Stock Ownership."*

(c) Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person or securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	none	none	none
Equity compensation plans not approved by security holders	none	none	none
Total	none	none	none

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* in the Proxy Statement s is incorporated herein by reference.

Corporate Governance

For information regarding director independence, the section captioned *"Corporate Governance—Director Independence"* in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

For information regarding the principal accountant fees and expenses, the section captioned *"Items to Be Voted on By Stockholders—Item 3—Ratification of Independent Registered Public Accounting Firm"* in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(1) The financial statements required in response to this item are incorporated herein by reference from Item 8 of this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Articles of Incorporation of ASB Bancorp, Inc. (1)
3.2	Bylaws of ASB Bancorp, Inc. (1)
4.1	Form of Common Stock Certificate of ASB Bancorp, Inc. (1)
10.1	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and Suzanne S. DeFerie * (2)
10.2	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and Kirby A. Tyndall * (2)
10.3	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and David A. Kozak * (2)
10.4	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and Fred A. Martin * (2)
10.5	Asheville Savings Bank, S.S.B. Change In Control Severance Plan * (3)
10.6	ASB Bancorp, Inc. Stock-Based Deferral Plan * (3)
21.0	Subsidiaries of ASB Bancorp, Inc.
23.0	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certifications
101.0	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statement of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements, tagged as blocks of text. **

* Management contract or compensatory plan, contract or arrangement.

** Furnished, not filed.

(1) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Registration Statement on Form S-1 (File No. 333-174527), filed with the Securities and Exchange Commission on May 26, 2011.

(2) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2011.

(3) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASB BANCORP, INC.

By: /s/ SUZANNE S. DEFERIE
Suzanne S. DeFerie
President and Chief Executive Officer
(duly authorized representative)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ SUZANNE S. DEFERIE Suzanne S. DeFerie	President and Chief Executive Officer (principal executive officer)	March 27, 2012
/s/ KIRBY A. TYNDALL Kirby A. Tyndall	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 27, 2012
/s/ PATRICIA S. SMITH Patricia S. Smith	Chairman of the Board of Directors	March 27, 2012
/s/ JOHN B. GOULD John B. Gould	Vice Chairman of the Board of Directors	March 27, 2012
/s/ JOHN B. DICKSON John B. Dickson	Director	March 27, 2012
/s/ LESLIE D. GREEN Leslie D. Green	Director	March 27, 2012
/s/ KENNETH E. HORNOWSKI Kenneth E. Hornowski	Director	March 27, 2012
/s/ STEPHEN P. MILLER Stephen P. Miller	Director	March 27, 2012
/s/ WYATT S. STEVENS Wyatt S. Stevens	Director	March 27, 2012

STOCKHOLDER INFORMATION

COMMON STOCK

The common stock of ASB Bancorp, Inc. (the "Company") trades on The NASDAQ Global Market℠ under the symbol ASBB. Price and volume information is contained in *The Wall Street Journal* and most major daily newspapers in the NASDAQ section.

ANNUAL MEETING

The Annual Meeting of the stockholders of ASB Bancorp, Inc. will be held at 10:30 a.m. Eastern Time, on Thursday, May 24, 2012, at Asheville Savings Bank's Operations and Administration Center, located at 901 Smoky Park Highway, Candler, North Carolina.

COPIES OF EXHIBITS TO FORM 10-K

Copies of the Company's exhibits to its Annual Report to the Securities and Exchange Commission (the "SEC") on Form 10-K may be obtained by stockholders at no charge from the Company's Internet site at http://ir.ashevillesavingsbank.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing

Marlyn Carroll, Secretary
ASB Bancorp, Inc.
P.O. Box 652
Asheville, North Carolina 28802

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes Goodman LLP
500 Ridgefield Court
Asheville, North Carolina 28806

STOCKHOLDER INFORMATION

For additional information, contact:

ASB Bancorp Investor Relations
Message Center at
Telephone: (828) 250-8516
Email: InvestorRelations@ashevillesavingsbank.com

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: (800) 368-5948

For responses to Frequently Asked Questions about stock transfers and other issues, visit our Transfer Agent's web site at www.rtco.com.